6/4


03022621

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Resorts World BHD

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3229 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

ANNUAL REPORT 2002



RESORTS WORLD BHD
(58019-U)







Genting - City Of Entertainment



Contents

Notice of Annual General Meeting	1
Statement Accompanying Notice of Annual General Meeting	2
Corporate Diary	3
Board of Directors And Corporate Information	4
Directors' Profile	5
Chairman's Statement / Penyata Pengerusi / 主席文告	7
Review of Operations	
○ Genting Highlands Resort	13
○ Awana Hotels & Resorts	18
○ Star Cruises Limited	20
○ E-Commerce & IT Development	22
○ Human Resources	22
○ Community Services	23
○ Recognition	23
Corporate Governance	24
Audit Committee Report	26
Statement on Internal Control	28
Directors' Report and Statement by Directors	29
Financial Statements	35
Statement on Directors' Responsibility	67
Statutory Declaration	67
Report of the Auditors	68
Ten-Year Summary	69
List of Properties Held	70
Group Offices	71
Analysis of Shareholdings	72
Form of Proxy	

Cover Rationale

Genting Highlands Resort is one of Asia's greatest and most integrated family leisure entertainment destinations. The front cover shows a majestic aerial view of Genting Highlands Resort with its latest development project, the First World Hotel & Plaza. Since the official opening on 26 July 2002, First World Hotel & Plaza has accomplished and won awards of achievements such as the "Best Man-made Tourist Attraction in Malaysia" by Tourism Malaysia and the prestigious "FIABCI Award of Distinction" 2002 for the best hotel development in Malaysia. So come on up to Malaysia's newest entertainment paradise and enjoy leisure entertainment at its best, all under one roof. Inset photos depict the three Awana resort hotels, namely Awana Genting Highlands Golf & Country Resort (top), Awana Kijal Golf, Beach & Spa Resort (middle) and Awana Porto Malai, Langkawi (bottom).

Exemption No. 82-3229

◦ NOTICE OF ANNUAL GENERAL MEETING ◦

NOTICE IS HEREBY GIVEN THAT the Twenty-Third Annual General Meeting of the Company will be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 2.30 p.m.

BUSINESS

1. To receive and adopt the Financial Statements for the financial year ended 31 December 2002 and the Directors' and Auditors' Reports thereon. **(Resolution 1)**

2. To sanction the declaration of a final dividend. **(Resolution 2)**

3. To approve Directors' fees of RM410,520 for the financial year ended 31 December 2002 (2001: RM288,000). **(Resolution 3)**

4. To re-elect the following persons as Directors of the Company pursuant to Article 99 of the Articles of Association of the Company:

   (i) Tun Mohammed Hanif bin Omar **(Resolution 4)**
   (ii) Tan Sri Alwi Jantan **(Resolution 5)**

5. To re-elect the following persons as Directors of the Company pursuant to Article 104 of the Articles of Association of the Company:

   (i) Tan Sri Clifford Francis Herbert **(Resolution 6)**
   (ii) Mr Quah Chek Tin **(Resolution 7)**

6. To consider and, if thought fit, pass the following resolutions pursuant to Section 129 of the Companies Act, 1965:

   "That Tan Sri Lim Goh Tong, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 8)**

   "That Dato' Siew Nim Chee, retiring in accordance with Section 129 of the Companies Act, 1965, be and is hereby re-appointed as a Director of the Company to hold office until the next Annual General Meeting." **(Resolution 9)**

7. To re-appoint Auditors and to authorise the Directors to fix their remuneration. **(Resolution 10)**

8. To transact any other business of which due notice shall have been given.

By Order of the Board
TAN WOOI MENG
Secretary

Kuala Lumpur
31 May 2003

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

◦ STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING ◦

Pursuant To Paragraph 8.28 (2) Of The Listing Requirements Of The Kuala Lumpur Stock Exchange

1. The following are the Directors standing for re-election at the Twenty-Third Annual General Meeting of the Company to be held at 26th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur on Thursday, 26 June 2003 at 2.30 p.m.:

   (a) Pursuant to Article 99 of the Articles of Association of the Company

      (i) ***Tun Mohammed Hanif bin Omar***
      (ii) ***Tan Sri Alwi Jantan***

   (b) Pursuant to Article 104 of the Articles of Association of the Company

      (i) ***Tan Sri Clifford Francis Herbert***
      (ii) ***Mr Quah Chek Tin***

   (c) Pursuant to Section 129 of the Companies Act, 1965

      (i) ***Tan Sri Lim Goh Tong***
      (ii) ***Dato' Siew Nim Chee***

2. Number of Board Meetings held during the financial year ended 31 December 2002: ***5***

3. Attendance of Directors at Board Meetings held during the financial year ended 31 December 2002 are set out on page 24 of this Annual Report.

4. Further details on the Directors standing for re-election at the Twenty-Third Annual General Meeting are set out on pages 5 to 6 of this Annual Report.

CORPORATE DIARY

2002

29 JANUARY
Notice to Shareholders of the Extraordinary General Meeting in respect of the following:

(a) Proposed Executive Share Option Scheme for Eligible Executives of the Company and its subsidiaries ("Proposed ESOS").

(b) Proposed Amendment to Article 86 of the Articles of Association ("Proposed Amendment").

21 FEBRUARY
Extraordinary General Meeting in respect of the Proposed ESOS and Proposed Amendment.

27 FEBRUARY
Announcement of the following:

(a) Appointment of Tan Sri Dr. Lin See Yan as an Independent Non-Executive Director of the Company.

(b) Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2001.

1 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2001 and the Twenty-Second Annual General Meeting.

29 APRIL
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back ("Proposed Share Buy-Back") and the Proposed Amendments to the Bye-Laws of the ESOS.

30 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2002.

31 MAY
Notice to Shareholders of the Twenty-Second Annual General Meeting.

10 JUNE
Notice to Shareholders of the Extraordinary General Meeting in respect of the Proposed Share Buy-Back and the Proposed Amendments to the Bye-Laws of the ESOS.

25 JUNE
Twenty-Second Annual General Meeting and Extraordinary General Meeting in respect of the Proposed Share Buy-Back and the Proposed Amendments to the Bye-Laws of the ESOS.

27 JUNE
Announcement of the appointment of Tan Sri Clifford Francis Herbert as an Independent Non-Executive Director of the Company.

29 AUGUST
Announcement of the Consolidated Unaudited Results of the Group for the second quarter ended 30 June 2002.

27 NOVEMBER
Announcement of the following:

(a) Resignation of Tan Sri Lim Goh Tong as the Chief Executive of the Company.

(b) Appointment of Tan Sri Lim Kok Thay as the President & Chief Executive of the Company.

(c) Resignation of Mr Goh Sin Huat as Director of the Company.

(d) Appointment of Tan Sri Clifford Francis Herbert as a member of the Audit Committee of the Company.

(e) Consolidated Unaudited Results of the Group for the third quarter ended 30 September 2002.

2003

15 JANUARY
Announcement of the appointment of Mr Quah Chek Tin as an Executive Director and the Chief Operating Officer of the Company.

28 FEBRUARY
Announcement of the Consolidated Results of the Group for the fourth quarter and the Audited Results for the financial year ended 31 December 2002.

18 APRIL
Announcement of the Entitlement Date for the Proposed Final Dividend in respect of the financial year ended 31 December 2002 and the Twenty-Third Annual General Meeting.

28 APRIL
Announcement of the Proposed Renewal of Mandate for the Proposed Share Buy-Back.

28 MAY
Announcement of the Consolidated Unaudited Results of the Group for the first quarter ended 31 March 2003.

DIVIDENDS

	Announcement	Entitlement Date	Payment
2001 Final - 8.0 sen less tax	27 February 2002	5 July 2002	26 July 2002
2002 Interim - 8.5 sen less tax	29 August 2002	4 October 2002	25 October 2002
2002 Proposed Final - 9.0 sen less tax	28 February 2003	4 July 2003	30 July 2003 *

* *Upon approval of Shareholders at the Twenty-Third Annual General Meeting*

BOARD OF DIRECTORS AND CORPORATE INFORMATION


Tan Sri Lim Goh Tong
Chairman


Tun Mohammed Hanif bin Omar
Deputy Chairman


Tan Sri Lim Kok Thay
President & Chief Executive


Tan Sri Alwi Jantan
Executive Director


Mr Quah Chek Tin
Executive Director & Chief Operating Officer


Mr Justin Tan Wah Joo
Executive Director


Dato' Siew Nim Chee
Independent Non-Executive Director


Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Independent Non-Executive Director


Tan Sri Dr. Lin See Yan
Independent Non-Executive Director


Tan Sri Clifford Francis Herbert
Independent Non-Executive Director

PRINCIPAL EXECUTIVE OFFICERS

Tan Sri Lim Goh Tong
Chairman

Tun Mohammed Hanif bin Omar
Deputy Chairman

Tan Sri Lim Kok Thay
President & Chief Executive

Tan Sri Alwi Jantan
Executive Director &
EVP - Public Affairs & Human Resources

Mr Quah Chek Tin
Executive Director &
Chief Operating Officer

Mr Justin Tan Wah Joo
Executive Director &
EVP - Leisure & Hospitality

Mr Lee Choong Yan
EVP - Resorts

Colonel (R) Dato' Cheng Wah
SVP - Property Development

Mr Wong Yun On
SVP - Hotel Operations

Dato' Anthony Yeo Keat Seong
SVP - Public Relations & Media

Mr Jeffrey Teoh Kak Siew
SVP - Casino Marketing

Mr Lim Eng Ming
SVP - Casino Operations

Ms Koh Poy Yong
SVP - Finance

Mr Bobby Ooi Kim Tee
SVP - Human Resources

Note:
EVP: Executive Vice President
SVP: Senior Vice President

AUDIT COMMITTEE

Dato' Siew Nim Chee
Chairman/Independent Non-Executive Director

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/President & Chief Executive

Mr Justin Tan Wah Joo
Member/Executive Director

NOMINATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

REMUNERATION COMMITTEE

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman
Chairman/ Independent Non-Executive Director

Dato' Siew Nim Chee
Member/Independent Non-Executive Director

Tan Sri Clifford Francis Herbert
Member/Independent Non-Executive Director

Tan Sri Lim Kok Thay
Member/President & Chief Executive

SECRETARY

Mr Tan Wooi Meng

RESORTS WORLD BHD

A public limited liability company
Incorporated and domiciled in Malaysia
Company no. 58019-U

REGISTERED OFFICE

24th Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304
E-mail : rwbinfo@genting.com.my

REGISTRARS

Genting Management and Consultancy Services Sdn Bhd
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur
Tel : (03) 2161 2288
Fax : (03) 2161 5304

STOCK EXCHANGE LISTING

Main Board of Kuala Lumpur Stock Exchange
(22 December 1989)

AUDITORS

PricewaterhouseCoopers
(Chartered Accountants)

INTERNET HOMEPAGE

www.genting.com.my

◦ DIRECTORS' PROFILE ◦

Tan Sri Lim Goh Tong (Malaysian, aged 85), appointed on 7 May 1980, is the founder of the Group and the Chairman of Resorts World Bhd ("the Company"). He is also the Chairman of Genting Berhad, the holding company which owns 56.79% equity interest in the Company and a Director of Asiatic Development Berhad, a related company. In addition, he is also a Director of Kien Huat Berhad and the Chairman of Lim Foundation, a charitable Foundation established by him and his family in Malaysia.

In 2002, Tan Sri Lim was awarded the Property Man of the Year Award from the Malaysian Chapter of FIABCI (International Real Estate Federation).

Tan Sri Lim has a share option to subscribe for 1,000,000 ordinary shares in the Company. Tan Sri Lim is the father of Tan Sri Lim Kok Thay.

Tan Sri Lim has an interest in the securities of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Tun Mohammed Hanif bin Omar (Malaysian, aged 64), appointed on 23 February 1994, is the Deputy Chairman. He was Inspector-General of The Royal Malaysian Police for 20 years before retiring in January 1994, having joined as an officer in 1959. He holds a Bachelor of Arts Degree from the University of Malaya, Singapore, Bachelor of Law (Honours) Degree from Buckingham University and the Certificate of Legal Practice (Honours) from the Legal Qualifying Board. He is also the Deputy Chairman of Genting Berhad and the Chairman on the Board of public-listed Park May Berhad, General Corporation Berhad and Maxis Communications Berhad. He is a Director of AMMB Holdings Berhad, AMFB Holdings Berhad, Fullmark Manufacturing Bhd and AmFinance Berhad. He is the President of the Malaysian Equine Council and of the Malaysian Institute of Management.

Tun Mohammed Hanif holds 1,000 ordinary shares and has a share option to subscribe for 500,000 ordinary shares in the Company.

Tan Sri Lim Kok Thay (Malaysian, aged 51), appointed on 17 October 1988, is the President & Chief Executive. He holds a Bachelor of Science Degree in Civil Engineering from the University of London. He is also the President & Chief Executive of Genting Berhad, the Joint Chief Executive and a Director of Asiatic Development Berhad and the Chairman of Genting International PLC. He is a Director of Kien Huat Berhad. In addition, he sits on the Boards of other Malaysian and foreign companies. He joined the Genting Group in 1976 and has since served in various positions within the Group. He also sits on the Board of trustees of several charitable organisations in Malaysia.

Tan Sri Lim holds 50,000 ordinary shares and has a share option to subscribe for 750,000 ordinary shares in the Company. Tan Sri Lim is a son of Tan Sri Lim Goh Tong.

Tan Sri Lim is the Chairman, President and Chief Executive Officer of Star Cruises Limited ("Star Cruises"), a company listed on The Stock Exchange of Hong Kong Limited. He also has an interest in the securities of Star Cruises. The Star Cruises group engages in cruise and cruise related businesses. As the cruise industry forms a segment of the leisure industry there may be indirect competition between the Company and Star Cruises.

Mr Quah Chek Tin (Malaysian, aged 51), appointed on 15 January 2003, is an Executive Director and the Chief Operating Officer. He holds a Bachelor of Science (Honours) Degree in Economics from the London School of Economics and is a Fellow of the Institute of Chartered Accountants in England and Wales. He is also an Executive Director of Genting Berhad and a Director of Asiatic Development Berhad and the Alternate Director to Tan Sri Lim Kok Thay on the Board of Genting International PLC. He has been with the Genting Group since 1979 and also holds directorships in other companies within the Group which include three public companies, Genting Golf Course Bhd, Genting Highlands Berhad and Awana Vacation Resorts Development Berhad.

Mr Quah holds 1,000 ordinary shares in the Company.

Tan Sri Alwi Jantan (Malaysian, aged 68), appointed on 10 August 1990, is an Executive Director. A graduate of the University of Malaya with Bachelor of Arts (Honours) Degree, he had a long career in the public service. Prior to joining the Company, he was the Director General of Public Service Malaysia. He also sits on the Boards of Guinness Anchor Berhad, Genting Golf Course Bhd, Awana Vacation Resorts Development Berhad, Genting Highlands Berhad and FAL Berhad.

Tan Sri Alwi holds 5,000 ordinary shares in the Company and 60,000 ordinary shares in Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company; and has a share option to subscribe for 500,000 ordinary shares in the Company.

Mr Justin Tan Wah Joo (Malaysian, aged 53), appointed on 12 April 1999, is an Executive Director. He holds a Bachelor of Economics Degree (Honours) from University of Malaya. He went on to receive his professional qualifications and is currently a Fellow of the Australian Society of Certified Practising Accountants (FCPA) and an Associate Member of the Chartered Institute of Management Accountants, United Kingdom (ACMA). He is also the Managing Director of Genting International PLC. He has nineteen years of working experience with the Genting Berhad Group. He has held and is currently holding directorship in various subsidiaries under the Group.

Mr Justin Tan has a share option to subscribe for 500,000 ordinary shares in the Company.

Dato' Siew Nim Chee (Malaysian, aged 77), appointed on 11 August 1994, is an Independent Non-Executive Director. He was appointed as Director of Asiatic Development Berhad on 12 June 1980. He holds a Bachelor of Arts Degree and a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He went on to obtain a Master of Science Degree in Industrial Labour Relations from Cornell University in 1953. He was an adviser and consultant to Genting Berhad from 1977 to 1985 and continues to be active in the corporate sector. He also sits on the Boards of Ancom Berhad, Johan Holdings Berhad, UAC Berhad, Malaysia Smelting Corporation Berhad and Malaysian Oxygen Berhad.

Tan Sri Wan Sidek bin Hj Wan Abdul Rahman (Malaysian, aged 67), appointed on 28 August 1997, is an Independent Non-Executive Director. Tan Sri Wan Sidek holds a Bachelor of Arts (Honours) Degree in Economics from the University of Malaya. He has vast experience in the civil service where he held several senior posts such as the Secretary General of the Ministry of Science, Technology & Environment (1981 - 1982), Secretary General of the Ministry of Information (1982 - 1986), Deputy Secretary General in the Prime Minister's Department (1986 - 1988) and Secretary General in the Ministry of Home Affairs Malaysia (1988 - 1990). Between 1990 to 1992, he served as the High Commissioner for Malaysia to the United Kingdom and Ambassador for Malaysia to the Republic of Ireland. He also sits on the Boards of Kuala Lumpur Industries Holdings Berhad, Shangri-La Hotels (Malaysia) Berhad, Eng Teknologi Holdings Bhd, Kuala Lumpur Industries Berhad and Olympia Industries Berhad.

Tan Sri Dr. Lin See Yan (Malaysian, aged 63), appointed on 27 February 2002, is an Independent Non-Executive Director. He is an independent strategic and financial consultant and a chartered statistician. Tan Sri Lin received three degrees from Harvard University, including a PhD in economics. He is an Eisenhower Fellow and also Professor of Economics (Adjunct) at Universiti Utara Malaysia.

Prior to 1998, Tan Sri Lin was Chairman/President and Chief Executive Officer of the Pacific Bank Group and for 14 years since 1980, Deputy Governor of Bank Negara Malaysia (the Central Bank), having been a central banker for 34 years. He continues to serve the public interest, including Member, National Economic Action Council (NEAC) Working Group; Chairman, Experts Group on Finance for Sustainable Development at the UN Commission on Sustainable Development (New York); Pro-Chancellor, Universiti Sains Malaysia; Trustee, Malaysia University for Science & Technology and Monash University (Sunway Campus) Malaysia; and Governor, Asian Institute of Management, Manila as well as Member, Asian Financial Regulatory Shadow Committee based in the United States of America. He is Chairman of Council of the Graduate School Alumni Association at Harvard University as well as Regional Director for Asia Harvard Alumni Association at the University, in addition to being President, Harvard Club of Malaysia and its Foundation. In addition, he advises and sits on the Boards of a number of public listed and private enterprises in Malaysia, Singapore and Indonesia, including as Independent Director of Genting Berhad, Ancom Berhad and Fraser & Neave Holdings Berhad.

Tan Sri Clifford Francis Herbert (Malaysian, aged 61), is an Independent Non-Executive Director. He holds a Bachelor of Arts (Honours) Degree from the University of Malaya and a Masters of Public Administration from the University of Pittsburgh, United States of America. He retired from the civil service in 1997 and at present sits on the Boards of Percetakan Nasional Malaysia Berhad (PNMB) and RHB Insurance Berhad.

Tan Sri Clifford joined the civil service in 1964, serving as an Assistant Secretary in the Public Services Department from 1964 to 1968 and as Assistant Secretary in the Development Administration Unit, Prime Minister's Department from 1968 to 1975. Tan Sri Clifford served in the Ministry of Finance from 1975 to 1997, rising to the post of Secretary General to the Treasury.

During Tan Sri Clifford's tenure in the civil service, he sat on the Boards of the Pepper Marketing Agency, Tourist Development Corporation, Advisory Council of the Social Security Organisation (SOCSO), Aerospace Industries Malaysia Sdn Bhd, Malaysian Highway Authority, Malaysian Rubber Development Corporation (MARDEC), Port Kelang Authority, Kelang Container Terminal Berhad, Bank Industri Malaysia Berhad, Malaysia Export Credit Insurance Ltd., National Trust Fund (KWAN), Kumpulan Khazanah Nasional Bhd, Malaysia Airline System Berhad (MAS), Petroliam Nasional Berhad (PETRONAS), Bank Negara Malaysia and Multimedia Development Corporation Sdn Bhd. He also served as Chairman of the Inland Revenue Board in 1997.

Tan Sri Clifford was instrumental in establishing the Securities Commission of which he was a member from 1993 to 1994 and was also a Board member of the Institute of Strategic and International Studies (ISIS) from 1989 to 1997. As Secretary General to the Minister of Finance, he was also appointed as alternate Governor to the World Bank. Tan Sri Clifford was appointed as Director of KL International Airport Bhd (KLIAB) in 1993. On 16 July 2000 he was appointed as Executive Chairman of PNMB and is currently Chairman of PNMB with effect from 16 July 2002.

Attendance at Board Meetings

The details of Directors' attendances at Board Meetings are set out in the Corporate Governance statement on page 24 of this Annual Report.

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of the Resorts World Group of Companies ("Group") for the financial year ended 31 December 2002.

PERFORMANCE REVIEW

During the year under review, the revenue for the Group grew by 11% to RM2,781.5 million while the profit before tax for the Group increased significantly by 55% to RM939.6 million. The higher profit before tax is mainly

FINANCIAL HIGHLIGHTS

Year ended 31 December	2002 RM million	2001 RM million	Change %
Operating revenue	2,781.5	2,503.1	11.1
Profit before taxation	939.6	605.4	55.2
Profit after taxation	642.2	351.5	82.7
Net profit for the year	642.6	351.9	82.6
Shareholders' equity	3,824.1	3,312.5	15.4
Total assets employed	6,279.4	5,732.7	9.5
Basic earnings per share (sen)*	58.9	32.2	82.9
Diluted earnings per share (sen)*	58.9	N/A	N/M
Net dividend per share (sen)	12.6	11.5	9.6
Dividend cover (times)*	4.7	2.8	67.9
Net tangible assets per share (RM)	3.50	3.03	15.5
Return (after tax and minority interests) on average shareholders' equity (%)	18.0	11.0	63.6

* *Computed based on profit after taxation and minority interests.*
N/A : Not Applicable
N/M : Not Meaningful

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Beraudit untuk Syarikat-syarikat dalam Kumpulan Resorts World ("Kumpulan") bagi tahun kewangan berakhir 31 Disember 2002.

TINJAUAN PRESTASI

Pada tahun dalam tinjauan, hasil Kumpulan telah meningkat sebanyak 11% kepada RM2,781.5 juta sementara keuntungan Kumpulan sebelum cukai meningkat dengan ketaranya sebanyak 55% kepada RM939.6 juta. Keuntungan sebelum cukai yang lebih tinggi ini adalah disebabkan oleh prestasi yang lebih baik dari Bahagian Peranginan & Keraian akibat peningkatan kunjungan para pelawat, keputusan kewangan yang lebih baik dari syarikat sekutu, Star Cruises Limited ("Star Cruises"), keuntungan yang timbul dari pencairan pelaburan di dalam Star Cruises dan kos pembiayaan yang lebih rendah. Pembukaan sepenuh First World Hotel & Plaza ("First World Complex") telah menyumbang secara positif kepada peningkatan jumlah kunjungan para pelawat dalam 2002.

DIVIDEN

Dividen interim sebanyak 8.5 sen tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham, berjumlah RM66.8 juta telah dibayar pada 25 Oktober 2002. Lembaga Pengarah mencadangkan dividen akhir sebanyak 9.0 sen

PROFIT/(LOSS) BEFORE TAXATION


RM million
1,500
1,000
500
0
(500)
(1,000)
371.8
648.1
(646.6)
605.4
939.6
1998
1999
2000
2001
2002

TOTAL ASSETS EMPLOYED


RM million
8,000
6,000
4,000
2,000
0
4,569.3
4,998.6
5,329.6
5,732.7
6,279.4
1998
1999
2000
2001
2002

BASIC EARNINGS/(LOSS) PER SHARE


Sen
100
75
50
25
0
(25)
(50)
(75)
(100)
13.6
59.2
(80.3)
32.2
58.9
1998
1999
2000
2001
2002

NET TANGIBLE ASSETS PER SHARE


RM
5
4
3
2
1
0
3.29
3.76
2.83
3.03
3.50
1998
1999
2000
2001
2002

attributable to the better performance in the Leisure & Hospitality division as a result of increase in visitor arrivals, better financial results from the associate Star Cruises Limited ("Star Cruises"), gain arising from the dilution of the investment in Star Cruises and lower financing costs. The full opening of the First World Hotel & Plaza ("First World Complex") contributed positively to the higher visitor arrivals in 2002.

DIVIDENDS

An interim dividend of 8.5 sen less 28% tax per ordinary share of 50 sen each, amounting to RM66.8 million was paid on 25 October 2002. The Board recommends a final dividend of 9.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM70.8 million, for the approval of shareholders at the forthcoming Twenty-Third Annual General Meeting.

BUSINESS DEVELOPMENTS

During the year under review, the Group continued to enhance Genting Highlands Resort ("Resort") as a "City of Entertainment" and as Malaysia's premier holiday resort with world-class leisure and entertainment facilities.

The First World Complex was officially launched on 26 July 2002 by the Prime Minister of Malaysia, YAB Dato' Seri Dr Mahathir bin Mohamad, who mentioned that its opening was a boost to the nation's economy and tourism industry. The First World Complex, Malaysia's newest entertainment paradise offers a unique blend of indoor theme park, themed entertainment areas, enjoyable shopping and dining experiences, world-class entertainment shows and performances, impressive business conventions and affordable rooms for everyone, all under one roof.

The First World Complex features the completed phase 1 of First World Hotel, which is the biggest hotel in Malaysia with 3,300 rooms. It also houses the entertainment world of First World Plaza and the impressive state-of-the-art Genting International Convention Centre.

These new entertainment facilities attracted 15.4 million visitors to the Resort in 2002 as compared to 14.1 million in 2001.

Our efforts to develop First World Complex has been well recognised by many leading authorities. The First World Complex won the prestigious *"FIABCI Award of Distinction"* 2002 for the best hotel development in Malaysia and our company Resorts World Bhd has been acknowledged as the *"Best Company in Asia"* 2002 under the Hotels category by the Global Finance magazine. The First World Plaza, the largest indoor theme park in Malaysia was awarded the *"Best Man-made Tourist Attraction in Malaysia"* by Tourism Malaysia in 2002.

tolak 28% cukai bagi setiap saham biasa bernilai 50 sen sesaham berjumlah RM70.8 juta, tertakluk kepada kelulusan para pemegang saham di Mesyuarat Agung Tahunan Kedua Puluh Tiga yang akan datang.

PERKEMBANGAN PERNIAGAAN

Pada tahun dalam tinjauan, Kumpulan terus mempertingkatkan Genting Highlands Resort ("Resort") sebagai "Kota Keriangan" dan sebagai pusat percutian yang terulung di Malaysia dengan kemudahan-kemudahan keraian dan hiburan yang bertaraf dunia.

First World Complex telah dilancarkan dengan rasminya pada 26 Julai 2002 oleh Perdana Menteri Malaysia, YAB Dato' Seri Dr Mahathir bin Mohamad, yang telah menyatakan bahawa pembukaan itu adalah satu penggalak kepada ekonomi negara dan industri pelancongan. First World Complex, syurga dunia hiburan terbaru di Malaysia yang menawarkan gabungan unik taman tema dalaman, kawasan-kawasan hiburan bertema, pengalaman membeli belah dan menjamu makan yang menyeronokkan, persembahan-persembahan bertaraf dunia, pusat konvensyen perniagaan yang hebat dan bilik-bilik hotel yang harga berpatutan untuk setiap orang, kesemuanya di bawah satu bumbung.

First World Complex memaparkan fasa 1 First World Hotel yang telah siap dibina, dengan 3,300 bilik dan merupakan hotel yang terbesar di Malaysia. Ia juga menempatkan dunia hiburan First World Plaza dan Genting International Convention Centre yang hebat dan serba canggih.

Kemudahan-kemudahan hiburan yang baru ini telah menarik 15.4 juta orang pelawat ke Resort dalam 2002 berbanding dengan 14.1 juta dalam 2001.

Usaha kami untuk membangunkan First World Complex telah diberi pengiktirafan yang sewajarnya oleh banyak badan-badan ternama. First World Complex telah memenangi anugerah berprestij "FIABCI Award of Distinction" 2002 untuk pembangunan hotel terbaik di Malaysia dan syarikat kami, Resorts World Bhd telah diiktiraf sebagai "Syarikat Terbaik di Asia" 2002 di dalam kategori Hotel oleh majalah Global Finance. First World Plaza, taman tema dalaman yang terbesar di Malaysia telah dianugerahkan "Tarikan Pelancongan Buatan Manusia Yang Terbaik di Malaysia" oleh Pelancongan Malaysia dalam 2002.

Dalam tahun 2002, tarikan-tarikan baru dan yang menyeronokkan telah diperkenalkan untuk menawan dan memenuhi keperluan para pelanggan ke Resort yang sentiasa berubah. Ini termasuk Genting Sky Venture, tarikan simulasi terjun udara yang pertama sekali di Asia, Genting X-pedition Wall, dinding batu panjat dalaman yang terbesar di Asia Tenggara dan Snow World, alam ajaib salji yang terbesar di Malaysia. First World Plaza juga menempatkan jenama hiburan pihak ketiga seperti Muzium Ripley's Believe It Or Not yang pertama and satu-satunya di Malaysia dan Haunted Adventure.

In 2002, new and exciting attractions were introduced to captivate and meet the ever-changing needs of patrons to the Resort. These included *Genting Sky Venture,* Asia's first-ever skydiving simulation attraction, *Genting X-pedition Wall,* the biggest indoor rock-climbing wall in Southeast Asia and *Snow World,* Malaysia's largest snow house wonderland. The First World Plaza also houses third-party entertainment brands such as the first and only *Ripley's Believe It or Not Museum* in Malaysia and *Haunted Adventure.*

The Group continues to tap on the benefits of information technology to enhance customer services. *WorldCard* members and new customers can now be online members of eGENTING *WorldCard.* The enhancements of the Customer Relationship Management programme in 2002 have provided a more efficient system of storing and managing customer information and to execute effective marketing campaigns to further enhance service quality.

Continuous maintenance and improvement to the infrastructure and transportation systems at the Resort were carried out during the year, including adding new water pipelines and upgrading the Genting fleet of limousines and express buses.

Awana Kijal Golf, Beach & Spa Resort in Terengganu introduced a new Javanese-inspired spa known as Taman Sari Royal Heritage Spa Awana Kijal, during the year under review. In December 2002, Awana Porto Malai, Langkawi began an upgrading exercise to expand its hotel room inventory and to add a new swimming pool and a convention hall to its facilities. The upgrading exercise is scheduled for completion by the end of 2003.

Star Cruises created maritime history in China with the arrival of SuperStar Leo and SuperStar Aries together in Shanghai in November 2002. SuperStar Leo became the largest cruise ship to clear the Yangpu Bridge while SuperStar Aries became the first ship in 50 years to sail from Keelung to Shanghai.

CORPORATE DEVELOPMENTS

During the year, the Group participated in Star Cruises' rights issue to maintain a strategic equity interest. In Star Cruises' rights issue of 7 new shares for every existing 50 shares, the Group subscribed for 208.2 million new ordinary shares of US$0.10 each at the subscription price of HK$1.95 per share. The rights issue was fully taken up and completed on 12 December 2002.

ESOS

The new Executive Share Option Scheme ("New ESOS") for eligible executives and Executive Directors became effective on 12 August 2002. The New ESOS enables eligible employees to participate in the future growth of the Group.

Kumpulan terus mempergunakan manfaat-manfaat teknologi informasi untuk mempertingkatkan perkhidmatan pelanggan. Ahli-ahli WorldCard dan para pelanggan baru kini boleh menjadi ahli-ahli dalam talian eGENTING WorldCard. Peningkatan program Customer Relationship Management dalam 2002 telah memberikan sistem penyimpanan dan pengurusan informasi pelanggan yang lebih cekap dan juga untuk melaksanakan kempen-kempen pemasaran yang lebih berkesan untuk mempertingkatkan kualiti perkhidmatan.

Pemeliharaan dan peningkatan yang berterusan kepada sistem-sistem infrastruktur dan pengangkutan di Resort telah dijalankan di sepanjang tahun, termasuk menambah talian paip air yang baru dan menaik taraf angkatan limusin-limusin dan bas-bas ekspres Genting.

Awana Kijal Golf, Beach & Spa Resort di Terengganu telah memperkenalkan spa berinspirasi tradisi Jawa yang baru yang dikenali sebagai Taman Sari Royal Heritage Spa Awana Kijal, dalam tahun tinjauan. Dalam Disember 2002, Awana Porto Malai, Langkawi telah memulakan kerja peningkatan untuk mengembangkan inventori bilik-bilik hotel dan menambah sebuah kolam renang baru serta sebuah dewan konvensyen kepada kemudahan-kemudahannya. Kerja-kerja peningkatan ini dijangka siap akhir tahun 2003.

Star Cruises telah mencipta sejarah samudera di China dengan ketibaan SuperStar Leo dan SuperStar Aries bersama-sama di Shanghai dalam November 2002. SuperStar Leo menjadi kapal layar yang terbesar sekali melalui bawah Jambatan Yangpu sementara SuperStar Aries menjadi kapal pertama yang berlayar dari Keelung ke Shanghai di dalam tempoh 50 tahun.

PERKEMBANGAN KORPORAT

Pada tahun dalam tinjauan, Kumpulan telah mengambil bahagian di dalam terbitan hak Star Cruises untuk mengekalkan kepentingan ekuiti strategiknya. Di dalam terbitan hak Star Cruises bagi 7 saham-saham baru untuk setiap 50 saham-saham yang wujud, Kumpulan telah melanggan sebanyak 208.2 juta saham-saham biasa baru pada harga US$0.10 sesaham pada harga langganan HK$1.95 sesaham. Terbitan hak itu telah dilanggan sepenuhnya dan selesai pada 12 Disember 2002.

ESOS

Skim Opsyen Saham Pekerja yang baru ("ESOS baru") untuk para eksekutif dan Pengarah Eksekutif yang layak telah berkuatkuasa pada 12 Ogos 2002. ESOS baru ini membolehkan para pekerja yang layak menyertai pertumbuhan masa hadapan Kumpulan.

PROSPECTS

The operating business conditions for the Group in 2003 are expected to be very tough and challenging in view of the economic and geopolitical uncertainties that have been further compounded by the Iraq war and the Severe Acute Respiratory Syndrome (SARS) outbreak. The SARS concern has adversely affected the tourism industry. Nevertheless, I am confident that the Group will be able to face up to these challenges, given the Group's strong financial and management track record.

Despite this very challenging period, the Group will remain committed in promoting the Resort as the "City of Entertainment". The construction of phase 2 of First World Complex is currently in progress and when completed with about 6,300 rooms in total, First World Hotel will become the world's largest hotel.

APPRECIATION

I would like to congratulate Tan Sri Lim Kok Thay, who has been appointed by the Board as the President and Chief Executive. I believe his strong leadership and vast experience will contribute significantly to the Group's success. I shall continue to serve as Chairman in an executive capacity.

The Board is pleased to welcome Tan Sri Clifford Francis Herbert who has joined the Board as an independent Non-Executive Director and Mr Quah Chek Tin, who has been appointed as an Executive Director and Chief Operating Officer of the Company. Both Tan Sri Clifford and Mr Quah bring with them valuable experience and expertise that will benefit the Group.

Mr Goh Sin Huat resigned as a director in November 2002. I would like to extend the Board's appreciation to him for his contribution over the years.

My gratitude and thanks to our shareholders, customers, business associates and the relevant authorities for the continued support and confidence in the Group.

To the dedicated management and staff, thank you for your unwavering support and dedicated work throughout the year.

TAN SRI LIM GOH TONG
Chairman
2 May 2003

PROSPEK

Keadaan operasi perniagaan untuk Kumpulan di dalam tahun 2003 dijangka akan lebih sukar dan mencabar memandangkan keadaan ekonomi dan geopolitik yang tidak menentu yang telah diburukkan lagi oleh peperangan di Iraq dan wabak penyakit Sindrom Pernafasan Akut Yang Teruk (SARS). Gejala SARS telah memberikan kesan yang buruk kepada industri pelancongan. Walau bagaimanapun, saya yakin Kumpulan akan dapat menghadapi cabaran-cabaran ini, memandangkan rekod prestasi kewangan dan pengurusan Kumpulan yang kukuh.

Meskipun dalam keadaan kini yang sangat mencabar, Kumpulan akan terus komited dalam promosi Resort sebagai "Kota Keriangan". Pembinaan fasa 2 First World Complex sedang dijalankan dan apabila siap kelak dengan kira-kira 6,300 bilik keseluruhannya, First World Hotel akan menjadi hotel yang terbesar di dunia.

PENGHARGAAN

Saya ingin mengucapkan tahniah kepada Tan Sri Lim Kok Thay, yang telah dilantik oleh Lembaga Pengarah sebagai Presiden dan Ketua Eksekutif. Saya percaya kekuatan kepimpinan dan pengalamannya yang luas akan memberikan manfaat yang bermakna kepada kejayaan Kumpulan. Saya akan terus berkhidmat sebagai Pengerusi di dalam kapasiti eksekutif.

Lembaga Pengarah, dengan sukacitanya mengalu-alukan Tan Sri Clifford Francis Herbert yang telah menyertai Lembaga Pengarah sebagai Pengarah Bukan Eksekutif Bebas dan Encik Quah Chek Tin, yang telah dilantik sebagai Pengarah Eksekutif dan Ketua Pegawai Operasi Syarikat. Kedua-dua Tan Sri Clifford dan Encik Quah membawa bersama mereka pengalaman dan kepakaran yang berharga yang akan memberi manfaat kepada Kumpulan.

Encik Goh Sin Huat telah meletakkan jawatannya sebagai seorang pengarah dalam November 2002. Saya ingin menyampaikan penghargaan pihak Lembaga kepada beliau bagi sumbangannya untuk tahun-tahun yang lalu.

Penghargaan dan terima kasih saya ditujukan kepada para pemegang saham, para pelanggan, rakan-rakan perniagaan dan pihak-pihak berkuasa di atas sokongan dan keyakinan yang berterusan dalam Kumpulan.

Kepada pihak pengurusan dan kakitangan syarikat yang berdedikasi, terima kasih di atas sokongan yang tidak goyah dan dedikasi kerja sepanjang tahun.

TAN SRI LIM GOH TONG
Pengerusi
2 Mei 2003

。主席文告。

我謹代表董事部欣然呈獻截至2002年12月31日止的名勝世界集團（本集團）常年報告及已審核的財政報告。

業績檢討

在本檢討年度，本集團的營業額增長11%，至廿七億八千一百五十萬零吉，而其稅前盈利大幅度增長55%至九億三千九百六十萬零吉。較高的稅前盈利主要是歸諸休閒及酒店組訪客人次的增加所帶來的較佳業績、聯號麗星郵輪投資沖淡後獲得的利潤、以及較低的財務開銷所致。同年第一大酒店及廣場的全部開張營業，對2002年的較高訪客人次作出積極的貢獻。

財政重點

截至12月31日年度	2002年 百萬零吉	2001年 百萬零吉	相差 %
营运收入	2,781.5	2,503.1	11.1
税前盈利	939.6	605.4	55.2
税后盈利	642.2	351.5	82.7
年度净盈利	642.6	351.9	82.6
股东股权	3,824.1	3,312.5	15.4
全部动用资产	6,279.4	5,732.7	9.5
每股基本收益[仙]*	58.9	32.2	82.9
每股冲淡收益[仙]*	58.9	N/A	N/M
每股净股息[仙]	12.6	11.5	9.6
股息补足率(倍数)*	4.7	2.8	67.9
每股净有形资产(零吉)	3.50	3.03	15.5
平均股东股权(在扣税及少数股东利益后)的回酬[%]	18.0	11.0	63.6

* *根據扣稅及少數股東利益後的盈利計算*
N/M : 無關重要
N/A : 不適用

股息

每一50仙普通股享有8.5仙，但須扣28%稅，而總額高達六千六百八十萬零吉的中期股息，已在2002年10月25日付出。本董事部建議的每一普通股享有9仙，但須扣28%稅，而總額高達七千零八十萬零吉的終期股息，將提呈給行將來臨的第23屆常年股東大會批准。

業務發展

在本檢討年度，本集團繼續致力提升雲頂高原勝地作為"娛樂城"、以及作為大馬具世界級休閒及娛樂設備的首要渡假勝地的地位。

第一大酒店及廣場是于2002年7月26日正式由大馬首相拿督斯里馬哈迪醫生主持推展禮。首相說，第一大酒店及廣場的開張，促進我國的經濟和旅遊業。作為大馬最新娛樂天堂的第一綜合中心，設有獨特的綜合戶內主題樂園、主題娛樂區、可體驗購物及飲食樂趣的場所、世界級的娛樂演唱會及表演、堂皇的商業會議廳、以及每個人都付得起的客房，而這一切都在一個屋簷之下。

稅前盈利 /(虧損)



零吉 百萬
1,500
1,000
500
0
(500)
(1,000)
371.8
648.1
(646.6)
605.4
939.6
1998
1999
2000
2001
2002

全部動用資產



零吉 百萬
8,000
6,000
4,000
2,000
0
4,569.3
4,998.6
5,329.6
5,732.7
6,279.4
1998
1999
2000
2001
2002

每股基本收益 /(虧損)



仙
100
75
50
25
0
(25)
(50)
(75)
(100)
13.6
59.2
(80.3)
32.2
58.9
1998
1999
2000
2001
2002

每股淨有形資產



零吉
5
4
3
2
1
0
3.29
3.76
2.83
3.03
3.50
1998
1999
2000
2001
2002

第一綜合中心包括第一階段已完成3,300間客房的第一大酒店，它是大馬最大的酒店。第一綜合中心也包括第一大廣場的娛樂場所，及設備堂皇先進的雲頂國際會議中心。

在2002年，這些新穎的娛樂設備吸引了一千五百四十萬名遊客到本勝地，而在2001年的遊客是一千四百一十萬名。

我們發展第一綜合中心的努力，也獲得很多主要機構的表揚。第一綜合中心贏得顯赫的世界不動產聯盟大馬分會的2002年度大馬最佳酒店發展卓越獎。名勝世界有限公司也被Global Finance確認為2002年度亞洲酒店行業組最佳的公司。同年，擁有大馬最大室內主題樂園的第一廣場，也獲大馬旅遊局頒發“大馬最佳人造觀光景點獎”。

在2002年，我們推出新穎及精彩刺激的景點，以吸引和應付客戶不斷變化的需求。這包括亞洲首架的特技模擬天空游的Genting Sky Venture、東南亞最大的室內攀岩石爬牆Genting X-pedition Wall、大馬最大的神奇雪境Snow World。第一大廣場也設有其他的娛樂品牌，如大馬首間及唯一的Ripley's Believe It Or Not Museum 和 Haunted Adventure 。

本集團繼續利用資訊科技的利益以提升客戶服務。現在世界卡會員和新客戶可以成為eGenting世界卡的網上會員。在2002年提升的客戶關係管理計劃已提供一個更有效率的貯藏及客戶資料管理系統，并且能有效地執行市場促銷和提升服務的素質。

在這一年，我們也不斷地對本勝地的基礎建設和運輸系統進行維修及改善，包括增購新的水管和提升雲頂的載客汽車及快速巴士的水平。

在這一年，丁加奴的阿娃那琪佳高爾夫、海濱及溫泉療養勝地也推出一個新穎、具爪哇風味的溫泉療養健身中心，即著名的Taman Sari Royal Heritage Spa Awana Kijal。在2002年12月，浮羅交怡的阿娃那波都馬萊開始進行提升工程，以擴大客房間數，和增建一個游泳池及一間會議廳。此項工程預定在2003年年杪完成。

隨著2002年11月超級獅子星號及超級山羊星號雙雙抵達上海，麗星郵輪在中國創造了海運史。超級獅子星號是穿過楊蒲大橋的最大郵輪，而超級山羊星號是五十年來首艘自基隆航行至上海的郵輪。

企業發展

在這一年，本集團參與麗星郵輪的附加股認購計劃，以保持其策略性的股權利益。在每一現有50股可購買7新麗星郵輪附加股下，本集團以每一股港幣1.95元的價錢，購買二億零八百廿萬股、每股美金0.10元的新普通股。該附加股已在2002年12月12日全部完成購買。

執行員股權認購計劃

合格執行員和執行董事享有的新執行員股權認購計劃，已在2002年8月12日開始生效。此項新計劃使合格僱員能參與本集團未來的成長。

前景

2003年的營運生意情況，預料將因經濟及地域政治的不穩定進一步受到伊拉克戰爭和嚴重急性呼吸管綜合症(SARS)發生的影響，而顯得非常艱辛及具挑戰性。SARS所引發的擔憂已大大影響旅遊業。雖然如此，我有信心，在本集團具有的強勁財務及管理記錄下，本集團將有能力面對這些挑戰。

雖然處此非常挑戰性的時期，本集團仍繼續致力于提升本勝地的娛樂城地位。目前，第一綜合中心第二階段的興建正在進行中，一旦其總數大約6,300間的客房完成後，第一大酒店將成為世上最大的酒店。

致謝

我要恭賀丹斯里林國泰被董事部委任為總裁兼總執行長。我相信，他的強有力領導和廣泛經驗，將對本集團的成長作出重大的貢獻。我將繼續以執行的主席身份服務下去。

本董事部欣然歡迎丹斯里克里福赫柏加入成為董事部一名獨立性非執行董事。我們也歡迎柯建伯先生受委為本公司的一名執行董事兼總營運長。丹斯里克里福和柯氏都具有寶貴的經驗和專門知識，這將使本集團受惠不淺。

吳新發先生在2002年11月辭去董事職。我要代表董事部對他多年來所作的貢獻表示謝意。

我也要感激我們的股東、客戶、商業同仁及有關當局的持續不斷的支持和對本集團抱持信心。

對獻身投入的管理層和員工，我要對你們過去一年所表現的堅定不移的支持及孜孜不倦的工作，說聲謝謝。

丹斯里林梧桐
主席
二零零三年五月二日



Genting Highlands Resort - the City of Entertainment at 2,000 metres above sea level.

◦ REVIEW OF OPERATIONS ◦

GENTING HIGHLANDS RESORT

GENTING – CITY OF ENTERTAINMENT

www.genting.com.my



The newly opened brightly coloured First World Complex majestically overlooking the Outdoor Theme Park.



The official launch of First World Complex by Malaysia's Prime Minister, YAB Dato' Seri Dr Mahathir bin Mohamad in the presence of Y Bhg Tan Sri Lim Goh Tong, YA Bhg Tun Mohammed Haniff bin Omar and Y Bhg Tan Sri Lim Kok Thay.



Show time at Times Square, First World Plaza.

Genting Highlands Resort ("Resort") continues to be one of Asia's greatest and most integrated family leisure entertainment destinations. Located on a Malaysian highland that enjoys a refreshing cool climate, Genting - City of Entertainment is a comprehensive family resort that offers a myriad of leisure and fun-filled entertainment activities for the people of all ages. As a world-class and popular resort entertainment destination, it attracted 15.4 million visitors in 2002 as compared to 14.1 million in 2001.

The Resort's latest development project, the First World Hotel & Plaza (" First World Complex") was officially launched by the Prime Minister of Malaysia, YAB Dato' Seri Dr Mahathir bin Mohamad on 26 July 2002. As the latest family, leisure and entertainment centre at the Resort, the First World Complex is now a popular attraction for both locals and tourists with its unique indoor theme park that features world-class fun rides, local and international landmarks, more than 110 trendy shopping and dining outlets, MICE (Meetings, Incentives, Conventions and Exhibitions) facilities and affordable hotel rooms.

The First World Complex has many distinctive features such as having the largest and most advanced automated laundry system, the largest commercial steam boiler, the largest air-cooled chiller system and the largest instantaneous steam-heated hot water system in Malaysia. It is also equipped with one of the largest and most modern fire alarm systems in Malaysia. The Genting International Convention Centre is also equipped with the latest state-of-the-art audio, visual and sound systems.

Such unique development efforts have not gone unnoticed. The First World Plaza was honoured by Tourism Malaysia as the *"Best Man-made Tourist Attraction in Malaysia"* in October 2002. The First World Complex also won the prestigious *"FIABCI Award of Distinction"* 2002 for the best hotel development in Malaysia. The FIABCI award recognises the best development projects throughout the world.


EASY RIDE
See the superstars at Genting - City of Entertainment.

Genting - City of Entertainment is a choice venue for major entertainment events. In 2002, several inaugural and major international events in the entertainment industry were successfully held at the Resort's three key event venues i.e. the Arena of Stars, Genting International Showroom and the Pavilion.

In April 2002, the Resort played host to the prestigious International Indian Film Academy (IIFA) Awards, which was held for the first time in Asia and featured top Bollywood and Indian film stars. Among the local and international award shows and beauty contests held at the Resort were Anugerah ERA 2002, Anugerah Bintang Popular Berita Harian, 2nd Golden Melody Awards, ASTRO Miss Chinese International Pageant 2002 and International Chinese Music Festival. The Resort was also the preferred venue for many international concerts with popular Canto-pop entertainers such as Jacky Cheung, Anita Mui, Alan Tam, Eason Chan and Francis Yip, as well as renowned international artistes such as Jim Brickman and Air Supply.

During the year, the Resort staged a number of multi-million ringgit Hollywood production shows such as *"Fiesta Magica"*, a spectacular Hollywood-style show that embodied the power of magic, illusion and animals and *"1001 Nights: Sinbad"*, the enthralling in-house production with international artistes performing a fantasy fusion of dance, theatre and magic illusions in a story packed with action and romance. Another popular show staged at the Resort was the *"Russian Ice Spectacular"*, featuring highly entertaining performances from international ice skaters, illusions, synchronised acrobatic and circus acts.

During the year under review, a new karaoke centre called *"Be A Star" Karaoke Box* with 50-themed rooms was opened at Genting Hotel to provide additional family entertainment.

Sporting events such as the very popular Genting World Lion Dance Championship and movie premieres like "Star Wars Episode II – Attack of the Clones" were also held at the Resort in 2002.

In conjunction with the Merdeka Day celebrations in August 2002, an outdoor street party themed "Elevation" was organised at the Resort which featured international and local disc jockeys and the party received an overwhelming response from close to 12,000 enthusiastic revellers.


The captivating 1001 Nights: Sinbad.

HOTELS

During the year under review, the five hilltop hotels at the Resort - Genting Hotel, Highlands Hotel, Resort Hotel, Theme Park Hotel and First World Hotel, with a total capacity of about 6,100 hotel rooms, achieved an overall average occupancy rate of 79%. The five hotels sold over 1.7 million rooms, registering a 30% increase over the previous year. The hotel guests from China, Middle East and India increased significantly over the previous year.

The hotels division continued to improve room comfort and customer satisfaction throughout 2002. The five-star rated Highlands Hotel and Genting Hotel were re-assessed and upgraded to the new series of MS ISO 9001: 2000 quality management systems requirements in 2002. Highlands Hotel underwent


Sergey Ryshkoff's
RUSSIAN ICE
SPECTACULAR
AWARDS
SELAMAT DATANG
KE
MALAYSIA
TOURISM MALAYSIA
Resorts World Bhd's EVP (Resorts), Mr. Lee Choong Yan, Malaysia's Minister of Culture, Arts and Tourism, YB Datuk Paduka Abdul Kadir Sheikh Fadzir welcomes IIFA VIPs, including Bollywood superstar, Amitabh Bachan.

renovations for another two premier floors, bringing the total to four premier floors catering for premium guests and Genting Hotel also refurbished two floors of hotel rooms.

During the year, the Group emphasised on Customer Relationship Management to further enhance customer service and increase customer lifetime value. Several projects were undertaken to build better relationships with customers and increase operational efficiencies such as the improved Queue Management System, which has effectively reduced the check-in time for guests at First World Hotel. The new PABX system completed its second phase during the year under review. The system now connects approximately 7,000 rooms (including Awana Genting, Ria Apartments and Kayangan Apartments) to enable a centralised calling service and billing system at the Resort.

New modes of hotel room payment services were introduced during the year under review. Payments for room bookings can now be made at all participating or designated post offices and branches of Maybank and Public Bank throughout Malaysia. Online payment services are also made available through genting.com.my and Maybank2U.com

CONVENTIONS

http://mice.egenting.com

The Resort with its cool highlands climate and scenic attractions is a popular local and international venue for Meetings, Incentives, Conventions and Exhibitions ("MICE"). A total of 2,744 functions were held at the Resort during the year, an increase of 54% over the previous year.

The Resort has the distinction of having the largest column-free convention centre in Malaysia, the Genting International Convention Centre ("GICC"). Located within the First World Complex, the GICC can accommodate up to 6,000 delegates. It is a one-stop MICE centre that comprises a Grand Ballroom, 10 meeting rooms, a pre-function foyer and business centre and equipped with state-of-the-art technology to host all types of seminars, exhibitions, product launches and concerts.

Some of the major corporate conventioneers who held their events at the Resort included Rotary International, Amway, ING Insurance, NASA Products and Malaysia Alliance Assurance.



Spacious meeting rooms.

Catch the latest movies at First World Cineplex.


SPIDER-MAN




Grand Ballroom

The state-of-the-art GICC – largest column free convention centre in Malaysia.

SHOPPING AND FOOD & BEVERAGE ("F&B")

Shopping and food are essential elements of holidaying for many people and the Resort has set out to establish a vast array of shopping experiences to satisfy the varying needs and budgets of all visitors.

There are more than 150 outlets comprising retail shops, food, beverage and entertainment outlets at the Resort in 2002.

The First World Plaza with its six unique themed boulevards, namely *Champs Elysees, Venice, Times Square, Universal Walk, Covent Garden* and *Genting Walk*, offers the 'must-haves' for any holiday or weekend fun-filled enjoyment. It also houses a variety of well known branded outlets such as Nike, Camel Active, SEED, U2, World of Cartoons, Levi's, Renoma, Bonia, Vincci, Royal Selangor, Toycity and many others.

Shop leisurely to your heart's content at First World Plaza.


DOCKERS
U2


GENTING WALK







Enjoy the finest seafood at Lakeview Seafood Restaurant, located at First World Plaza.



Wine and dine in style at Genting - City of Entertainment.

The Group operated 43 F&B outlets and provided 10.5 million food covers during the year under review. Together with other third party F&B outlets, there are more than 80 F&B outlets at the Resort offering a wide choice of fast food, international cuisine and local favourites.

The Group also opened some new restaurants during the year, namely *Hou Mei Noodle House* which serves authentic local hawker-style noodles, *Lakeview Seafood Restaurant* and *Ristorante Torcello's*. *Lakeview Seafood Restaurant* is located at Level 1 of First World Plaza and has an exquisite view overlooking the lake. The restaurant serves a wide selection of fresh seafood with its rows of aquariums where seafood lovers can choose their choice of seafood and the preferred style of cooking.

Numerous events were organised during the year in conjunction with the promotions by Tourism Malaysia, such as Citrawarna Malaysia, Citrarasa Malaysia, Cuti-Cuti Malaysia, Mega Sale Carnival and Food & Fruit Fiesta. *Tropical Café* at First World Hotel held "The Biggest Malaysian Buffet" which featured an "All-You-Can-Eat" durians and local fruits fare as well as delicious home cook specialties from the various states in Malaysia ranging from popular local hawkers fare to international selections.

GENTING THEME PARK

Genting Theme Park continues to captivate and fascinate patrons whether young and old, with over 50 rides at the Outdoor and Indoor Theme Parks and live up to its theme to provide "Fun At The Peak".

The Indoor Theme Park at the First World Plaza featured new and exciting entertainment rides and facilities during the year, which include the thrilling *Euro Express* roller coaster, the popular kiddie rides *Universal Carousel* and *Tour de Paris, Genting Sky Venture, Genting X-pedition Wall* and *Snow World*.

Genting Sky Venture, opened in March 2002 is the first-ever skydiving simulation attraction in Asia and second in the world. It is the state-of-the-art skydiving wind tunnel with a 600-horse power energy that gushes a wind force of up to 194 km per hour and gives an extraordinary experience of being "in flight".

Genting X-pedition Wall, a rock-climbing wall that is 15 metres in height and 30 metres wide, is designed according to international standards for rock climbing



Genting Sky Venture – Experience the first skydiving simulation adventure in Asia.



The towering Big Ben at First World Plaza.



Turbo Drop - Fall from a towering height at turbo speed!

Capture the looping thrills on the Corkscrew, the only double loop roller coaster in Malaysia.



competitions. It is also the biggest indoor climbing wall in Southeast Asia. The 1st Genting Invitational Sports Climbing Championship was held in 2002 and it attracted leading and aspiring rock-climbers throughout the nation. The success of this event paved the way for the Resort to host the 4th Asian Youth Championship on 21 December 2002, which attracted participants from nine countries.

The latest fun attraction at First World Plaza is the Swiss Alps themed *Snow World*. The largest indoor snow attraction in Malaysia, the *Snow World* enables patrons to experience snow or go sledging. It features a log cabin, a replica of an igloo, toboggan slides and a snow play area.

Third party entertainment brands such as the first and only *Ripley's Believe It or Not Museum* in Malaysia, a home to some of the most bizarre oddities and *Haunted Adventure* were also opened in 2002.



Spinner



Test your rock climbing skills at X-pedition Wall, First World Plaza.



Snow World


Q-BOWL


GENTING

The popular Tour de Paris kiddie ride.



HAUNTED ADVENTURE

Ripley's Believe It or Not!

Enjoy winter wonderland at Snow World, First World Plaza.



Genting Skyway - a relaxing ride to the Resort with a fantastic view of breathtaking forest scenery along the way.



Arrive in style with the Genting limousine.

The new automated car park directive system at the Resort.


P PARKING BAYS
Hotel Highlands
P3
Hotel Genting
P4
Hotel First World
P5

INFRASTRUCTURE & TRANSPORTATION

During the year, the Group continued to upgrade and improve the infrastructure systems at the Resort. A new four-kilometre water pipeline was added at the Awana/Gohtong Jaya area as a back-up system to ensure a secure and constant supply of clean water to the Resort.

As part of the continuous efforts to improve transport services, the Genting limousine fleet was enhanced with 8 new units of the luxurious Mercedes Benz E280 premier limousines and 6 new units of Nissan Cefiro 3.0 Brougham to replace the older cars.

The bus services were also upgraded with the addition of eight new express buses. During the year, the popular Genting Express Bus Programme, which provides value-for-money and convenient travel to the Resort, extended its services to the Kuala Lumpur Sentral Station and Kuala Lumpur International Airport Express Rail Link.

DEVELOPMENT PROJECTS

During the year under review, the Group commenced the second phase of First World Complex with the development of the car park floors. The second phase of First World Complex will eventually have an additional 3,000 hotel rooms upon completion. Upon full completion, First World Complex will have about 6,300 rooms and will be the largest hotel in the world, in terms of number of rooms.

A new automated car park directive system was implemented at the Resort on 25 May 2002. The system uses LED signboard to inform drivers of the latest status and the number of vacant car spaces in a car park at the Resort. It is the first of its kind to be implemented in Asia and enables drivers to the Resort to find an enclosed car park in the shortest time possible. There are about 11,500 parking bays at the Resort, of which close to 9,000 are covered parking bays.

The Group also undertook works to expand the resort facilities of Awana Porto Malai, Langkawi and develop a new spa at Awana Kijal Golf, Beach & Spa Resort.

AWANA HOTELS & RESORTS

www.awana.com.my

The Awana brand name refers to the resort-style chain of hotels and golf courses that currently comprises Awana Genting Highlands Golf & Country Resort, Awana Kijal Golf, Beach & Spa Resort and Awana Porto Malai, Langkawi. These are exclusive holiday retreats and international class hotels for those who cherish resort living and impeccable services.

The Awana hotels & resorts continue to benefit from the cross marketing of the leisure brands of Awana, Genting - City of Entertainment and Star Cruises.

AWANA GENTING HIGHLANDS GOLF & COUNTRY RESORT ("AWANA GENTING")

Awana Genting is a cool refreshing highlands resort situated amongst the natural lush greenery at the mid-hill of Genting Highlands Resort.

Renowned for its world-class 18-hole championship golf course, the invigorating cool ambience and scenic natural surroundings, Awana Genting continues to be a popular haven with golfers, families, conventioneers and eco sports lovers. The resort also features horseback riding, a heated swimming pool, mini golf course, jungle trekking and other indoor and outdoor activities. With a Grand Ballroom and 17 function rooms with spacious pre-function area, Awana Genting is ideal for conferences and wedding banquets.

AWANA KIJAL GOLF, BEACH & SPA RESORT ("AWANA KIJAL")

Awana Kijal is a luxurious 5-star resort in the coastal state of Terengganu. Renowned for its pristine sandy beachfront, Awana Kijal is simply a haven of sun, sea and sand. The beach that stretches over 7.6 km offers a magnificent view of the South China Sea and is also the longest beach on the east coast of Peninsular Malaysia.

Awana Kijal offers various types of sports and recreational activities such as fire fly watching, mangrove and river cruises, turtle watching, horse riding, water sports and beach activities, scuba and snorkelling. During the year under review, a spa with unique Javanese-inspired architecture designs was added to the many facilities available at Awana Kijal. The Taman Sari Royal Heritage Spa Awana Kijal is a wonderful place for relaxation and rejuvenation. Guests to the spa are pampered with the traditional Javanese treatments that combine with the use of pure natural ingredients and sophisticated high-tech spa equipment.

AWANA PORTO MALAI, LANGKAWI ("AWANA PORTO MALAI")

Awana Porto Malai is a charming holiday resort located in the legendary island of Langkawi in Kedah, Malaysia. The Mediterranean-inspired resort features an enchanting boardwalk that allows one to discover the beauty of the sunset on the horizon of nearby islands. Awana Porto Malai offers a wide range of water sports and recreational activities including sailing, jet ski, water skiing, island hopping, sunset cruises, fishing and marine park trips.

During the year, Awana Porto Malai embarked on an upgrading exercise to expand its room inventory and add a new swimming pool and a convention hall.

AWANA VACATION RESORTS
www.awanavacation.com

Operated by Awana Vacation Resorts Development Berhad ("AVRD"), the Awana Vacation Resorts division has a total of 3,931 timeshare members as at 31 December 2002.

The AVRD timeshare members have the option to stay at the numerous hotels at the Resort and at the Awana chain of hotels, subject to booking conditions and also at over 3,800 resorts affiliated with Resorts Condominium International in nearly 85 countries.

AVRD has a total of 110 timeshare accommodation units that can sustain about 5,600 members.

AVRD opened a new sales centre at First World Hotel in 2002. The other sales offices are located at Genting Hotel and Awana Genting, as well as in Kuala Lumpur, Johor Bahru and Penang.



Awana Genting Highlands Golf & Country Resort and its scenic surroundings.



The majestic looking Awana Kijal Golf, Beach & Spa Resort, Terengganu and its long pristine beach front.



Pamper yourself at the latest Javanese-inspired spa at the Taman Sari Royal Heritage Spa Awana Kijal.



Enjoy the sea breeze at Awana Porto Malai, Langkawi.





STAR CRUISES LIMITED

The Group's associate Star Cruises Limited ("Star Cruises") is the third largest cruise line in the world and "The Leading Cruise Line in Asia-Pacific". Star Cruises currently operates a fleet of 20 cruise ships with over 26,000 lower berths and offers exciting cruises to destinations in Asia-Pacific, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and Antarctica under the Star Cruises, Norwegian Cruise Line ("NCL"), Orient Lines and Cruise Ferries brands.

During the year, Star Cruises issued about US$80 million worth of new shares to investors through a share placement. In addition, Star Cruises undertook a rights issue of 7 new shares for every existing 50 shares. The rights issue that raised about US$152 million for Star Cruises was completed on 12 December 2002. The capital raising exercise would strengthen Star Cruises' balance sheet and enable the expansion of its current fleet. The rights issue was fully taken up and completed on 12 December 2002.

Star Cruises continues to be recognised for its innovative and outstanding products and services, high international standards and safety excellence. Star Cruises was voted *"Best Cruise Operator in Asia-Pacific"* by Travel Trade Gazette Asia for a record sixth consecutive year since 1997. It also won numerous other awards such as a major safety and environment award at the *Lloyd's List-SMM 2002* Awards in Hamburg, Germany, the *"Best Innovative Product"* award at the Outbound Travel Mart in India as well as *"The Best Website"* award at the Golden Web Awards by TravelWeekly East in Singapore.


®STAR CRUISES
The Leading Cruise Line in Asia-Pacific℠


NCL
NORWEGIAN®
CRUISE LINE
FREESTYLE CRUISING



The Atrium, Norwegian Dawn



Scandinavian captains at the helm.

For the North America market, Star Cruises took delivery of the 92,250-gross tonne Norwegian Dawn in December 2002. The Norwegian Dawn is the sister ship of Norwegian Star which is presently home-ported in Hawaii.

During the year, Star Cruises created history in China with the arrival of SuperStar Leo and SuperStar Aries together in Shanghai in November 2002. For the first time in Shanghai's maritime history, two world-class cruise liners were berthed alongside each other at the Gao Yang Pier and were showcased to government officials, travel trade and media. SuperStar Leo in particular created history by becoming the largest ever cruise ship to clear the Yangpu Bridge. SuperStar Leo had earlier sailed to Shanghai for the first time in August 2002.



Historic moment - SuperStar Leo and SuperStar Aries berthed alongside each other at the Gao Yang Pier, Shanghai, China.



SuperStar Leo clearing the Yangpu Bridge.

The 92,250-gross tonne Norwegian Dawn.





Another historic event was created when SuperStar Aries became the first ship in 50 years to sail from Keelung to Shanghai, calling at Ishigaki (Japan) prior to her arrival in Shanghai. This historic sailing heralded an important milestone for Star Cruises in developing cruise itineraries between China, Taiwan and Japan.

In line with the expansion of the Chinese cruise market, SuperStar Gemini was redeployed to serve the Northeast China-South Korea region with ports-of-call in Dalian and Qingdao from her homeport in Pyongtaek (Korea) in May 2002. Her repositioning coincided with the FIFA World Cup Finals 2002 that was held and co-hosted for the first time in Asia.

www.starcruises.com
www.ncl.com
www.orientlines.com



Best cruise operator in Asia Pacific 2002 for the 6th consecutive year (Travel Trade Gazette Asia).

STAR CRUISES AND ITS FLEET IN OPERATION

Star Cruises	Norwegian Cruise Line	Orient Lines
SuperStar Leo SuperStar Virgo SuperStar Aries SuperStar Gemini SuperStar Capricorn Star Pisces MegaStar Aries MegaStar Taurus SuperStar Express *	Norwegian Dawn Norwegian Star Norwegian Sun Norwegian Sky Norwegian Majesty Norwegian Dream Norwegian Sea Norwegian Wind The Norway	Marco Polo Norwegian Crown** (formerly the Crown Odyssey) **Cruise Ferries** Wasa Queen

* *Chartered out*

** *Will be transferred to the Norwegian Cruise Line fleet in September 2003*

E-COMMERCE & IT DEVELOPMENT

eGENTING www.genting.com.my The Group continues to provide value-added IT-related products and services to enhance the leisure businesses and the operational functions of the Group.

The Group's main website **www.genting.com.my** continued to grow with an average of 190,000 online visitors per month and an average of 1.9 million page views per month in 2002. The popular website offers online reservations and payment for rooms, show and concert tickets at the Resort. The website also provides the latest promotions on the leisure-related products and events at the Resort.



eGENTING
www.genting.com.my
WorldCard
0090265691 0408 03 HE
MS LUA YOKE PING

The *WorldCard*, the Group's loyalty membership programme grew to over 720,000 cardholders as at 31 December 2002. The *WorldCard* has a dedicated website **www.worldcard.com.my** offering online information on the membership services and privileged benefits such as preferred room rates and packages, attractive value-for-money promotions and attractive points reward scheme. The *WorldCard* members enjoy instant recognition and acceptance at Genting - City of Entertainment, Star Cruises and with other brand products of the Genting Group and the affiliated program partners. The *WorldCard* currently has over 70 programme partners offering lifestyle values and benefits at more than 800 outlets nationwide and in Singapore.



WorldCard
A World Where YOU Come First
SIGN UP NOW!
The PREFERRED Membership Card

To further enhance the customer base and services for *WorldCard*, the division launched eGENTING *WorldCard* on 9 September 2002. eGENTING *WorldCard* is a privilege card that entitles a member to enjoy all the benefits of an online eGENTING member and an 'offline' *WorldCard* member and much more at the same time.

The Customer Relationship Management programme was enhanced in 2002. The enhancement would enable the Group to standardise the process for storing and managing customer information efficiently, for both *WorldCard* members and non-*WorldCard* members. The integrated customer data are effectively tracked and analysed by the Group to execute targeted marketing campaigns successfully and further enhance service quality.



GENTING
OneHub

The one-stop centre for reservations of rooms, shows, transport, cruises, flights and vacations - located at Wisma Genting, Kuala Lumpur.

The telecommunication system has also been upgraded to enable *WorldCard* members and repeated customers to enjoy personalised services such as instant greeting by name and birthday wishes when they contact the WorldReservations Centre at 03 - 2718 1118. Automatic routing of calls to either the self-service application (interactive voice response system) or to the Customer Relations Officers, has further enhanced customer services within the Group. Other forms of communications such as email and Short Message Service (SMS) are extensively used to promote the latest events and activities to *WorldCard* members.

HUMAN RESOURCES

The development of human resources is integral for the Group. The constant training and development of the management and staff ensure that the Resort continues to be an excellent and leading resort establishment in Malaysia. The Group has a total workforce of about 10,200 as at 31 December 2002.

During the year, five teams of employees from the Resort participated at the National Productivity Corporation (NPC) Convention (regional level) and won four Gold awards and one Silver award.

The 14th Resorts World Bhd Managers' Conference was held at GICC with the theme of "Family Values To Enhance Service Culture". Another conference, "The Impact Of Globalisation On Genting Group - The Next Frontier" was held for senior managers with the objective of addressing ways and means to enhance the Group's operational effectiveness.

The Group's training and education subsidiary, Genting Centre of Excellence Sdn Bhd, continued to provide skills and management development training programmes to employees of the Group during the year. Through its education unit, Kolej Antarabangsa Genting ("KAG"), the Group offers Diploma and Certificate programmes in Hotel Operations Management to the public. KAG has a dedicated website at **www.kag.edu.my**. KAG is supported by the world's oldest and foremost hospitality institute, Ecole hôtelière de Lausanne, Switzerland and the programmes are approved by the Ministry of Education and National Accreditation Board of Malaysia.



Warm hospitality and traditional charm.

COMMUNITY SERVICES

The Group remains committed towards improving the country's social welfare by supporting various charitable bodies, non-governmental organisations (NGOs) and numerous worthy causes.

In aid of the needy and the less fortunate, the Group contributed to various welfare homes and NGOs including the Malaysian Aids Foundation and the Malaysian Thallassaemia Association in 2002. The Group donated cash to a total of 22 homes during the 2002 festive seasons. In addition, 10 orphanages received donations in conjunction with the official launch of First World Hotel and Plaza.

During the year, the Group hosted about 1,500 underprivileged and disabled children to a fun-filled day at Genting Theme Park. The Group also hosted 23 children and teachers from the Camil Sijaric School of Bosnia during their friendship visit to Malaysia in September 2002.

In November 2002, the Group gave food relief assistance to 532 families affected by floods in Mentakab, Pahang.

On 8 February 2002, Awana Genting co-joined with MTD Prime Sdn Bhd to launch the Road Safety Campaign in conjunction with the Chinese New Year festive season. Awana Genting also gave away 10,000 complimentary lunch vouchers to drivers passing through the Bentong and Gombak toll plazas.

In May 2002, the Group via eGenting, made its first online donation to a charitable home, Kampong Perting Rehabilitation Centre via the online Charity Auction.

In celebrating the nation's 45th Independence Day, the Group purchased and freely distributed more than 130,000 Malaysian flags to schools and the general public.

In supporting economic and health research efforts, the Group contributed RM0.5 million each to the Malaysian Institute of Economic Research and Cancer Research Initiatives Foundation (CARIF).

The Group remains a strong advocate for the development of sports and has contributed to key sports events such as *Le Tour de Langkawi 2002, World Endurance Championship* and sports-related associations including *the Football Association of Malaysia, Pahang Football Association, Kuantan Hockey Association and the Foundation of Malaysian Sporting of Excellence.*

RECOGNITION

The Group continues to provide the best in leisure attractions and family entertainment for all and have received many award recognitions for its efforts.

Among the recognitions received in 2002 are as follows:

- First World Hotel & Plaza - *FIABCI Award of Distinction 2002* for the Best Hotel Development category by Malaysian Chapter of FIABCI (International Real Estate Federation).
- First World Plaza - *Best Man-Made Attraction 2001/2002 (Best Tourist Attraction Category)* by Tourism Malaysia.
- Resorts World Bhd - *Best Company in Asia 2002* - Hotels Sector by Global Finance magazine.
- Resorts World Bhd - *Gold Approved Employer* by the Association of Chartered Certified Accountants in recognition for the support it provides for the training and development of ACCA professional scheme students.
- Genting Hotel has upgraded their MS ISO certification to the newly revised MS ISO 9001: 2000 quality management systems requirements.
- Highlands Hotel has upgraded their MS ISO certification to the newly revised MS ISO 9001: 2000 quality management systems requirements.
- The website - **www.genting.com.my** - *one of the 88 Noteworthy Websites In Malaysia in 2002* by The Edge Magazine.

During the year, the Founder and Chairman of Genting Group, Tan Sri Lim Goh Tong was honoured as the ***Property Man of the Year*** by the Malaysian Chapter of FIABCI (International Real Estate Federation), for his outstanding contribution to the country's property industry.

*YA Bhg Tun Mohammed Hanif bin Omar receiving the **FIABCI Award of Distinction** 2002 for the best hotel development in Malaysia on behalf of Resorts World Bhd.*




FIABCI-MALAYSIA
10th FIABCI AWARD OF DISTINCTION - GALA DINNER

*Group photo of Y Bhg Tan Sri Lim Goh Tong the **Property Man of the Year** with Yang di Pertuan Agong XII, Tuanku Syed Sirajuddin Ibni Al-Marhum Tuanku Syed Putra Jamalullail and other recipients of the 10th FIABCI Award of Distinction 2002.*


THE WORLD'S BEST COMPANIES • 2002
GLOBAL FINANCE
Resorts World
Hotels
Asia


MALAYSIA TOURISM AWARDS 2001/2002 BEST TOURIST ATTRACTION
(MAN-MADE ATTRACTION)


10TH FIABCI AWARD OF DISTINCTION 2002
(BEST HOTEL DEVELOPMENT)

◦ CORPORATE GOVERNANCE ◦

The Malaysian Code on Corporate Governance (the "Code") introduced in March 2000, was incorporated into the Listing Requirements of the Kuala Lumpur Stock Exchange in June 2001.

It is the policy of the Company to manage the affairs of the Group in accordance with the appropriate standards for good corporate governance. Set out below is a statement on how the Company has applied the principles and complied with the best practices set out in Parts 1 and 2 of the Code.

A. DIRECTORS

(i) The Board

The Board has overall responsibility for the proper conduct of the Company's business. The Board meets on a quarterly basis and additionally as required. The Board has a formal schedule of matters specifically reserved for its decision, including overall strategic direction, annual operating plan, capital expenditure plan, acquisitions and disposals, major capital projects and the monitoring of the Group's operating and financial performance.

Formal Board Committees established by the Board in accordance with the Code namely the Audit Committee, Nomination Committee and Remuneration Committee assist the Board in the discharge of its duties.

During the year under review, five meetings of the Board were held and all Directors have complied with the requirements in respect of board meeting attendance as provided in the Articles of Association.

The details of Directors' attendances are set out below:

Name of Directors	Number of Meetings Attended
Tan Sri Lim Goh Tong	5
Tun Mohammed Hanif bin Omar	5
Tan Sri Lim Kok Thay	4
Tan Sri Alwi Jantan	5
Mr Justin Tan Wah Joo	4
Mr Goh Sin Huat (Resigned on 27 November 2002)	4
Dato' Siew Nim Chee	4
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	4
Tan Sri Dr. Lin See Yan (Appointed on 27 February 2002)	3
Tan Sri Clifford Francis Herbert (Appointed on 27 June 2002)	3
Mr Quah Chek Tin (Appointed on 15 January 2003)	-

(ii) Board Balance

The Board has ten members, six executive Directors and four non-executive Directors. All of the four non-executive Directors are independent non-executive Directors. The Directors have wide ranging experience and all have occupied or currently occupy senior positions in the public and/or private sectors. The independent non-executive Directors provide a strong independent element on the Board with Dato' Siew Nim Chee as the senior independent non-executive Director to whom concerns may be conveyed. The independent non-executive Directors also participate in the Audit, Remuneration and Nomination Committees as members of these Committees.

A brief profile of each of the Directors is presented on pages 5 to 6 of this Annual Report.

(iii) Supply of Information

Notice of meetings, setting out the agenda and accompanied by the relevant Board papers are given to the Directors in sufficient time to enable the Directors to peruse, obtain additional information and/or seek further clarification on the matters to be deliberated.

As a Group practice, any Director who wishes to seek independent professional advice in the furtherance of his duties may do so at the Group's expense. Directors have access to all information and records of the Company and also the advice and services of the Group Company Secretary.

(iv) Appointments to the Board

The Nomination Committee comprising entirely of independent non-executive Directors is responsible for identifying and recommending to the Board suitable nominees for appointment to the Board and Board Committees.

On appointment, Directors are provided with information about the Group and are encouraged to visit the sites of the Group's operating units and meet with key senior executives.

All the Directors have attended the Mandatory Accreditation Programme conducted by the Research Institute of Investment Analysis. The Directors are also encouraged to attend courses whether in-house or external to help them in the discharge of their duties.

During the financial year ended 31 December 2002, two meetings of the Nomination Committee were held.

(v) Re-election

The Articles of Association of the Company provide that at least one-third of the Directors are subject to retirement by rotation at each Annual General Meeting and that all Directors shall retire once in every three years. A retiring Director is eligible for re-election. The Articles of Association also provide that a Director who is appointed by the Board in the course of the year shall be subject to re-election at the next Annual General Meeting to be held following his appointment.

Directors over seventy years of age are required to submit themselves for re-appointment annually in accordance with Section 129(6) of the Companies Act, 1965.

B. DIRECTORS' REMUNERATION

The Remuneration Committee comprising three independent non-executive Directors and one executive Director is responsible for making recommendations to the Board on the remuneration packages of executive Directors and members of Board Committees. In making recommendations to the Board, information provided by independent consultants and appropriate survey data are taken into consideration. The Board as a whole determines the level of fees of non-executive Directors and executive Directors. Directors' fees are approved at the Annual General Meeting by the shareholders. Directors do not participate in decisions regarding their own remuneration packages.

Four meetings of the Remuneration Committee were held during the financial year ended 31 December 2002.

Details of the Directors' remuneration are set out in the Audited Financial Statements on page 51 of this Annual Report. In the interest of security, additional information have not been provided other than the details stipulated in the Listing Requirements of the Kuala Lumpur Stock Exchange.

C. SHAREHOLDERS

The Group acknowledges the importance of timely and equal dissemination of material information to the shareholders, investors and public at large. The Company's Annual General Meeting remains the principal forum for dialogue with shareholders. Shareholders are encouraged to participate in the proceedings and to ask questions about the resolutions being proposed and the operations of the Group.

The Group maintains a website at **www.genting.com.my** which provides information relating to annual reports, press releases, quarterly results, announcements and corporate developments.

The Group also participates in investor forums held locally and abroad and also organises briefings and meetings with analysts and fund managers to give them a better understanding of the businesses of the Group.

D. ACCOUNTABILITY AND AUDIT

(i) Financial Reporting

The Board aims to ensure that the quarterly reports, annual financial statements as well as the annual review of operations in the annual report are presented in a manner which provides a balanced and understandable assessment of the Company's performance and prospect.

The Directors are also required by the Companies Act, 1965 to prepare financial statements for each financial year which have been made out in accordance with approved accounting standards and give a true and fair view of the state of affairs of the Group and Company at the end of the financial year and of the results and cash flow of the Group and Company for the financial year.

A statement by the Board of its responsibilities for preparing the financial statements is set out on page 67 of this Annual Report.

(ii) Internal Control

The Board is responsible for the Group's system of internal control and risk management and for reviewing its adequacy and integrity. While acknowledging their responsibility for the system of internal control, the Directors are aware that such a system is designed to manage rather than eliminate risks and therefore cannot provide an absolute assurance against material misstatement or loss.

To assist the Board in maintaining a sound system of internal control for the purposes of safeguarding shareholders' investment and the Group's assets, the Group has in place, an adequately resourced internal audit department. The activities of this department which reports regularly to the Audit Committee provide the Board with much of the assurance it requires regarding the adequacy and integrity of the system of internal control. As proper risk management is a significant component of a sound system of internal control the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

(iii) Relationship with Auditors

The Company through the Audit Committee, has an appropriate and transparent relationship with the external auditors. In the course of audit of the Group's operations, the external auditors have highlighted to the Audit Committee and the Board, matters that require the Board's attention. All Audit Committee meetings are attended by the external auditors for purposes of presenting their audit plan and report and for presenting their comments on the audited financial statements.

E. OTHER INFORMATION

Material Contracts

Material Contracts of the Company and its subsidiaries involving Directors and substantial shareholders either subsisting at the end of the financial year or entered into since the end of the previous financial year are disclosed in Note 34 to the financial statements under "Significant Related Party Disclosure" on pages 63 to 64 of this Annual Report.

◦ AUDIT COMMITTEE REPORT ◦

MEMBERSHIP

The present members of the Audit Committee ("Committee") comprise:

Dato' Siew Nim Chee	Chairman/Independent Non-Executive Director
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	Member/Independent Non-Executive Director
Tan Sri Clifford Francis Herbert*	Member/Independent Non-Executive Director
Tan Sri Lim Kok Thay	Member/Executive Director
Mr Justin Tan Wah Joo	Member/ Executive Director

* *Appointed on 27 November 2002*

The Committee was established on 26 July 1994 to serve as a Committee of the Board. The Terms of Reference of the Committee are set out below.

ATTENDANCE AT MEETINGS

During the year the Committee held a total of six (6) meetings. Details of attendance of the Committee members are as follows:

Name of Member	Number of Meetings Attended
Dato' Siew Nim Chee	6
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman	6
Tan Sri Lim Kok Thay	4
Mr Justin Tan Wah Joo	5
Tan Sri Clifford Francis Herbert*	-
Mr Goh Sin Huat#	6

* *appointed on 27 November 2002*
\# *resigned on 27 November 2002*

SUMMARY OF ACTIVITIES

The Committee carried out its duties in accordance with its Terms of Reference.

The main activities carried out by the Committee were as follows:

i) considered and approved the internal audit plan for the Company and the Group and authorised resources to address risk areas that have been identified;

ii) reviewed the internal audit reports for the Company and the Group;

iii) reviewed the external audit plan for the Company and the Group with the external auditors;

iv) reviewed the external audit reports for the Company and the Group with the external auditors;

v) reviewed the quarterly and annual reports of the Company and the Group, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

vi) reviewed related party transactions of the Company and the Group;

vii) reviewed the proposed audit fees for the external auditors in respect of their audit of the Group and the Company for the financial years ended 31 December 2001 and 2002;

viii) considered the reappointment of the external auditors for recommendation to the shareholders for their approval;

ix) reviewed the Financial Statements of the Group and of the Company for the financial year ended 31 December 2001; and

x) reviewed the reports submitted by the risk management taskforce.

INTERNAL AUDIT FUNCTION AND RISK MANAGEMENT PROCESS

The Group has an adequately resourced internal audit department to assist the Board in maintaining a sound system of internal control. The internal audit department reports to the Committee and is independent of the activities they audit. The primary role of the department is to undertake regular and systematic review of the systems of internal control so as to provide sufficient assurance that the Group has sound systems of internal control and that established policies and procedures are adhered to and continue to be effective and satisfactory.

As proper risk management is a significant component of a sound system of internal control the Group has also put in place a risk management process to help the Board in identifying, evaluating and managing risks.

TERMS OF REFERENCE

The Committee is governed by the following terms of reference:

1. **Composition**

(i) The Committee shall be appointed by the Board from amongst the Directors excluding Alternate Directors; shall consist of not less than three members, a majority of whom are independent non-executive Directors; and at least one member of the audit committee:

(a) must be a member of the Malaysian Institute of Accountants; or
(b) if he is not a member of the Malaysian Institute of Accountants, he must have at least 3 years' working experience and:

(aa) he must have passed the examinations specified in Part I of the 1st Schedule of the Accountants Act 1967; or

(bb) he must be a member of one of the associations of accountants specified in Part II of the 1st Schedule of the Accountants Act 1967.

The Chairman shall be an independent non-executive Director elected by the members of the Committee.

(ii) In the event of any vacancy in the Committee resulting in the non-compliance of paragraph (i) above, the Board must fill the vacancy within 3 months.

(iii) The term of office and performance of the Committee and each of its members shall be reviewed by the Board at least once every 3 years to determine whether the Committee and its members have carried out their duties in accordance with their terms of reference.

2. Authority

The Committee is granted the authority to investigate any activity of the Company and its subsidiaries within its terms of reference, and all employees are directed to co-operate as requested by members of the Committee. The Committee is empowered to obtain independent professional or other advice and retain persons having special competence as necessary to assist the Committee in fulfilling its responsibility.

3. Responsibility

The Committee is to serve as a focal point for communication between non-Committee Directors, the external auditors, internal auditors and the Management on matters in connection with financial accounting, reporting and controls. The Committee is to assist the Board in fulfilling its fiduciary responsibilities as to accounting policies and reporting practices of the Company and all subsidiaries and the sufficiency of auditing relative thereto. It is to be the Board's principal agent in assuring the independence of the Company's external auditors, the integrity of the management and the adequacy of disclosures to shareholders.

If the Committee is of the view that a matter reported to the Board has not been satisfactorily resolved resulting in a breach of the Kuala Lumpur Stock Exchange's ("the Exchange") Listing Requirements, the Committee shall promptly report such matter to the Exchange.

4. Functions

The functions of the Committee are as follows:

i) review with the external auditors, their audit plan;

ii) review with the external auditors, their evaluation of the system of internal accounting controls;

iii) review with the external auditors, their audit report;

iv) review the assistance given by the Company's officers to the external auditors;

v) review the adequacy of the scope, functions and resources of the internal audit functions and that it has the necessary authority to carry out its work;

vi) review the internal audit programme, processes, the results of the internal audit programme, processes or investigation undertaken and whether or not appropriate action is taken on the recommendations of the internal audit function;

vii) review the quarterly results and year end financial statements, prior to the approval by the Board, focusing particularly on:

(a) changes in or implementation of major accounting policy changes;
(b) significant and unusual events; and
(c) compliance with accounting standards and other legal requirements;

viii) review any related party transaction and conflict of interest situation that may arise within the Company or Group including any transaction, procedure or course of conduct that raises questions of management integrity; and

ix) consider the nomination, appointment and re-appointment of external auditors; their audit fees; and any questions on resignation and dismissal.

5. Meetings

i) The Committee is to meet at least four times a year and as many times as the Committee deems necessary.

ii) In order to form a quorum for any meeting of the Committee, the majority of members present must be independent.

iii) The meetings and proceedings of the Committee are governed by the provisions of the Articles of Association of the Company regulating the meetings and proceedings of the Board so far as the same are applicable.

iv) The Director of Finance of the parent company and the head of internal audit shall normally attend meetings of the Committee. The presence of a representative of the external auditors will be requested if required.

v) Upon request by the external auditors, the Chairman of the Committee shall convene a meeting of the Committee to consider any matters the external auditors believe should be brought to the attention of the Directors or Shareholders of the Company.

vi) At least once a year, the Committee shall meet with the external auditors without the presence of any executive Director.

6. Secretary and Minutes

The Secretary of the Committee shall be the Company Secretary. Minutes of each meeting are to be prepared and sent to the Committee members, and the Company's Directors who are not members of the Committee.

◦ STATEMENT ON INTERNAL CONTROL ◦

INTRODUCTION

The Malaysian Code on Corporate Governance ("Code") requires companies listed on the Kuala Lumpur Stock Exchange ("KLSE") to maintain a sound system of internal control to safeguard shareholders' investments and the Group's assets. As outlined under paragraph 15.27(b) of the KLSE Listing Requirements, the Board of Directors ("the Board") of listed companies is required to include a statement about the state of internal control. The Board's Statement on Internal Control has been prepared in accordance with the provisions mentioned in the Code.

THE BOARD'S RESPONSIBILITIES

In relation to internal control, the Board acknowledges their responsibility under the KLSE Listing Requirements to:

- Identify principal risks and ensure implementation of appropriate control measures to manage the risks.
- Review the adequacy and integrity of the internal control system and management information systems and systems for compliance with applicable laws, regulations, rules, directives and guidelines.

It should be noted that an internal control system is designed to manage risks rather than eliminate them. Thus any system can provide only reasonable but not absolute assurance against any material misstatement or loss.

The Board confirms that there is an ongoing risk management process to identify, evaluate, and manage significant risks to effectively mitigate the risks that may impede the achievement of the Group's business and corporate objectives. The Board reviews the process on a regular basis to ensure proper management of risks and measures are taken to mitigate any weaknesses in the control environment.

THE RISK MANAGEMENT FRAMEWORK

To facilitate the implementation of the risk management process, a Risk Management Taskforce ("Taskforce") was established for the Genting Group of companies ('the Group") and the Board has delegated the detailed review of the risk assessment process to this Taskforce. The members of the Taskforce are the Chief Operating Officer of Genting Berhad ("COO - GB"), the Chief Financial Officers/ Heads of Finance ("CFOs") of the respective companies, the Head of Internal Audit from Genting Berhad ("CIA"), the Group Treasurer ("GT") and the Group Risk Manager ("GRM").

In this regard, within the Taskforce, all matters relating to the risk management of Resorts World Bhd Group of companies ("RWB Group") are dealt with separately by a group ("RWB Taskforce") comprising the COO-GB, Head of Finance from RWB ("SVP - Finance"), the CIA, the GT and the GRM.

The RWB Taskforce meets on a regular basis to review the risk assessment documents of the RWB Group and where necessary propose changes to the risk management and control procedures/ policies. The review also covers the status of action plans or measures taken or to be taken to address any areas of concern identified during the risk assessment process. The SVP - Finance presents to the RWB Group Executive Committee on a quarterly basis a summary of the risk assessments to report the RWB Group's significant risks and the status of control measures implemented or to be implemented to deal with the risks. This report is reviewed by the Audit Committee before presenting to the Board. The Board on its part reviews and deliberates on the risks and control issues being reported before approving the report.

The Control Self-Assessment ("CSA") is the approach endorsed by the Board for the purposes of implementing the risk management process for the Group. The CSA refers to a process whereby departments/business areas of the RWB Group identify and evaluate controls within key functions/activities of their business processes.

The GRM in conjunction with the SVP-Finance and the Business/ Operation Heads facilitates the groupwide implementation of the CSA.

To assist the business/operating units in implementing the risk management process in a systematic manner, workshops were conducted for the heads of departments and representatives of the business/operating units on the concepts of the CSA. The risks to the RWB Group's strategic objectives are assessed at the holding company level, Genting Berhad.

The Business/Operations Head, the SVP-Finance and the GRM review the risk assessment documents to ensure completeness before forwarding to the RWB Taskforce for the latter's review.

THE INTERNAL CONTROL PROCESSES

The other key aspects of the internal control process are:

- The Board and the Audit Committee meet every quarter to discuss matters raised by Management on business and operational matters including potential risks and control issues.
- The Board has delegated the responsibilities to various committees established by the Board and Management of the RWB Group to implement and monitor the Board's policies on controls.
- Delegation of authority including authorisation limits at various levels of Management and those requiring the Board's approval are documented and designed to ensure accountability and responsibility.
- Internal procedures and policies are documented in manuals which are reviewed and revised periodically to meet changing business, operational and statutory reporting needs.
- Performance and cash flow reports are provided to Management to review and monitor the financial performance and cash flow position.
- Business/operating units present their annual budget which includes the financial and operating targets, capital expenditure proposals and performance indicators for approval by the Board.
- A half yearly review of the annual budget is undertaken by Management to identify and where appropriate, to address significant variances from the budget.

Some weaknesses in internal control were identified for the year under review but these are not deemed significant and hence have not been included in this statement, as these weaknesses have not materially impacted the business or operations of the RWB Group. Nevertheless, measures have been or are being taken to address these weaknesses. As there is increasing dependence on technology for better control and efficiency, the RWB Group is currently embarking on business continuity plans for its critical processes as part of its ongoing risk control measures.

The Board in issuing this statement has taken into consideration the representation made by its associated company, Star Cruises Limited, in respect of its state of internal control.

THE INTERNAL AUDIT FUNCTION

The Internal Audit Division of Genting Berhad ("Internal Audit") is responsible for undertaking regular and systematic review of the internal controls to provide the Audit Committee and the Board with sufficient assurance that the systems of internal control are effective in addressing the risks identified.

On a quarterly basis, Internal Audit submits audit reports and plan status for review and approval by the Audit Committee. Included in the reports are recommended corrective measures on risks identified, if any, for implementation by Management.

DIRECTORS' REPORT AND STATEMENT PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

The Directors of **RESORTS WORLD BHD** have pleasure in submitting their report together with their statement pursuant to Section 169(15) of the Companies Act, 1965 therein and the audited financial statements of the Group and of the Company for the financial year ended 31 December 2002.

PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality services, which comprise amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. Details of the principal activities of the Group are set out in Note 35 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM million	Company RM million
Profit before taxation	939.6	907.5
Taxation	(297.4)	(289.5)
Profit after taxation	642.2	618.0
Minority shareholders' interests	0.4	-
Net profit for the financial year	642.6	618.0

DIVIDENDS

Dividends paid by the Company since the end of the previous financial year were:

(i) a final dividend of 8.0 sen less 28% tax per ordinary share of 50 sen each amounting to RM62,890,176 in respect of the financial year ended 31 December 2001 and which has been dealt with in the previous Directors' report was paid on 26 July 2002; and

(ii) an interim dividend of 8.5 sen less 28% tax per ordinary share of 50 sen each amounting to RM66,820,812 in respect of the financial year ended 31 December 2002 was paid on 25 October 2002.

The Directors recommend payment of a final dividend of 9.0 sen less 28% tax per ordinary share of 50 sen each in respect of the current financial year to be paid to shareholders registered in the Register of Members on a date to be determined later by the Directors. Based on the issued and paid-up capital of the Company as at the date of this report, the final dividend would amount to RM70,751,448.

RESERVES AND PROVISIONS

There were no other material transfers to or from reserves or provisions during the financial year other than as disclosed in the financial statements.

ISSUE OF SHARES, DEBENTURES AND SHARE OPTIONS

There were no issue of shares or debentures during the financial year.

The following Option to take up unissued ordinary shares of the Company, previously granted to executive employees of the Group under The Resorts World Employees' Share Option Scheme for Executives ("Previous ESOS"), was outstanding as at 31 December 2002:

Option Expiry Date	Subscription Price Per Share	No. of Unissued Shares
22 September 2004	RM16.77	100,000

The shares under the aforesaid Option may be exercised in full or in respect of 1,000 shares or a multiple thereof on the payment of the requisite subscription price at any time before the Option expiry date. The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved the Proposed New ESOS referred to as "The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries" ("New ESOS").

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012 following the issuance of a letter by the advisor of the Company to the Securities Commission ("SC") stating inter-alia that all the SC's conditions have been complied with and that the Bye-Laws of the New ESOS do not contravene any of the provisions of the SC's guidelines on employees share option schemes.

The Option Holders of the Previous ESOS who participated in the New ESOS have relinquished their outstanding option under the Previous ESOS.

On 2 September 2002 and 29 November 2002, options were granted pursuant to the New ESOS in respect of 14,252,000 and 244,000 unissued ordinary shares of 50 sen each in the Company at an offer price of RM10.32 and RM8.50 per share respectively to a total of 1,054 executive employees including the following Executive Directors of the Group and those Management Employees of the Group who were granted options to subscribe for 100,000 ordinary shares and above as specified in the Scheme:

	Option Expiry Date 11 August 2012 (No. of Unissued Shares)
Executive Directors of the Group	
Tan Sri Lim Goh Tong	1,000,000
Tan Sri Lim Kok Thay	750,000
Tun Mohammed Hanif bin Omar	500,000
Tan Sri Alwi Jantan	500,000
Mr Justin Tan Wah Joo	500,000
	3,250,000
Management Employees of the Group	
Mr Lee Choong Yan	250,000
Mr Wong Yun On	100,000
Mr Lim Eng Ming	100,000
Mr Teoh Kak Siew	100,000
Dato' Anthony Yeo Keat Seong	100,000
Ms Koh Poy Yong	100,000
Mr Ng Kim Tee @ Ooi Kim Tee	100,000
	4,100,000

(a) The expiry date of the Option on 11 August 2012 shall apply unless the Option has expired by reason of non compliance by the grantee of the terms and conditions under which the Option was granted pursuant to the Scheme.

(b) (i) The Option granted can only be exercised by the Grantee in the third year from the Date of Offer and the number of new Shares comprised in the option which a Grantee can subscribe for from the third year onwards shall at all times be subject to the following maximum:

Percentage of new Shares comprised in the Options exercisable each year from the Date of Offer

Year 1	Year 2	Year 3	Year 4	Year 5
-	-	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares

Year 6	Year 7	Year 8	Year 9	Year 10
12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% rounded up to the next 1,000 shares	12.5% or balance of all options allotted

(ii) Any new Shares comprised in an Option which is exercisable in a particular year but has not been exercised in that year, can be exercised in subsequent years within the Option Period, subject to the Scheme remaining in force.

(iii) In the event that an Eligible Executive becomes a Grantee after the first year of the Scheme, the Grantee shall always observe the two-year incubation period and the Option granted can only be exercised in the third year from the Date of Offer subject to the maximum percentage of new Shares comprised in the Options exercisable as stipulated above.

(c) The persons to whom the Option has been issued have no right to participate by virtue of the Option in any share issue of any other company.

(d) No shares were issued during the period to which the report relates by virtue of the exercise of Option to take up unissued shares of the Company granted during the year.

Under the New ESOS, the following Options to take up unissued ordinary shares in the Company, which has been granted to executive employees of the Group as specified in the Scheme, was outstanding as at 31 December 2002:

Option Number	Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
1/2002	11 August 2012	10.32	14,157,000
2/2002	11 August 2012	8.50	240,000
			14,397,000

DIRECTORATE

The Directors who served since the date of the last report are:

Tan Sri Lim Goh Tong
Tun Mohammed Hanif bin Omar
Tan Sri Lim Kok Thay*
Tan Sri Alwi Jantan
Mr Justin Tan Wah Joo
Dato' Siew Nim Chee*
Tan Sri Wan Sidek bin Hj Wan Abdul Rahman*
Tan Sri Dr. Lin See Yan
Tan Sri Clifford Francis Herbert *(Appointed on 27 June 2002)**
Mr Quah Chek Tin *(Appointed on 15 January 2003)*
Mr Goh Sin Huat *(Resigned on 27 November 2002)*

* *Also members of the Remuneration Committee*

According to the Register of Directors' Shareholdings, the following persons who were Directors of the Company at the end of the financial year have interests in shares of the Company; Genting Berhad, the holding company; Asiatic Development Berhad, a related company; Genting Centre of Excellence Sdn Bhd, a subsidiary of the Company; and Genting International PLC, a related corporation as set out below:

INTEREST IN THE COMPANY

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	50,000	-	50,000
Tun Mohammed Hanif bin Omar	1,000	-	1,000
Tan Sri Alwi Jantan	5,000	-	5,000

Share Options in the names of Directors	**1.1.2002**	**Offered/(Relinquished)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	300,000	1,000,000/(300,000)	1,000,000
Tun Mohammed Hanif bin Omar	500,000	500,000/(500,000)	500,000
Tan Sri Lim Kok Thay	175,000	750,000/(175,000)	750,000
Tan Sri Alwi Jantan	250,000	500,000/(250,000)	500,000
Mr Justin Tan Wah Joo	-	500,000	500,000

INTEREST IN GENTING BERHAD

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	6,681,000	-	6,681,000
Tun Mohammed Hanif bin Omar	200	-	200
Tan Sri Lim Kok Thay	2,636,000	897,800/(100,000)	3,433,800

Shareholdings in which the Director is deemed to have an interest	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Kok Thay	11,523,996	-	11,523,996

Share Options in the names of Directors	**1.1.2002**	**Offered/(Relinquished)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	600,000	1,500,000/(600,000)	1,500,000
Tun Mohammed Hanif bin Omar	500,000	500,000/(500,000)	500,000
Tan Sri Lim Kok Thay	400,000	1,000,000/(400,000)	1,000,000
Mr Justin Tan Wah Joo	-	100,000	100,000

INTEREST IN ASIATIC DEVELOPMENT BERHAD

Shareholdings in the names of Directors	**1.1.2002**	**Acquired/(Disposed)**	**31.12.2002**
	(Number of ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	437,500	-	437,500
Tan Sri Lim Kok Thay	144,000	-	144,000
Dato' Siew Nim Chee	10,000	-	10,000

Share Option in the names of Directors	**1.1.2002**	**Offered/(Exercised)**	**31.12.2002**
	(Number of unissued ordinary shares of 50 sen each)		
Tan Sri Lim Goh Tong	-	577,000	577,000
Tan Sri Lim Kok Thay	-	577,000	577,000

INTEREST IN GENTING CENTRE OF EXCELLENCE SDN BHD

Shareholdings in the name of Director	1.1.2002	Acquired/(Disposed)	31.12.2002
	(Number of ordinary shares of RM1.00 each)		
Tan Sri Alwi Jantan	60,000	-	60,000

INTEREST IN GENTING INTERNATIONAL PLC

Shareholdings in the names of Directors	1.1.2002	Acquired/(Disposed)	31.12.2002
	(Number of ordinary shares of US$0.10 each)		
Tan Sri Lim Goh Tong	1,832,468	-	1,832,468
Mr Justin Tan Wah Joo	170,000	-	170,000

Apart from the above disclosures:

(a) the Directors of the Company do not have any other interests in shares in the Company and in shares in other related corporations of the Company either at the beginning or end of the financial year; and

(b) neither during nor at the end of the financial year, was the Company a party to any arrangement whose object is to enable the Directors to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director of the Company has received or become entitled to receive a benefit (other than a benefit included in the aggregate amount of emoluments received or due and receivable by the Directors and the provision for Directors' retirement gratuities shown in the financial statements or the fixed salary of a full-time employee of the Company and/or related corporations) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the following transactions:

(i) A company in which Tan Sri Lim Goh Tong is a director and a substantial shareholder has rented:

  (a) approximately 5.87 hectares of land in the Mukim of Batang Kali, District of Ulu Selangor, Selangor to Genting Utilities & Services Sdn Bhd, a wholly-owned subsidiary of the Company; and

  (b) a premise measuring approximately 5,191 sq. m. located at Gohtong Jaya, Bentung, Pahang to Genting Centre of Excellence Sdn Bhd, a 70% owned subsidiary of the Company.

(ii) A company in which Tan Sri Lim Kok Thay is a director and a substantial shareholder has retained Asiatic Development Berhad ("ADB"), a related company to provide plantation advisory services.

(iii) A corporation in which Tan Sri Lim Kok Thay and his spouse are directors and which is wholly-owned indirectly by them has rented its property to Genting International PLC, a related corporation.

(iv) Gentinggi Sdn Bhd, a wholly-owned subsidiary of the Company has extended an interest-free housing loan to Mr Justin Tan Wah Joo to enable him to acquire a home.

(v) Palomino Limited, a related corporation has extended an interest-free loan to Mr Justin Tan Wah Joo.

(vi) Genting International Properties Limited, a related corporation has extended a temporary bridging loan facility to Mr Justin Tan Wah Joo to enable him to acquire a home. The loan was fully redeemed on 5 September 2002.

(vii) Resorts World Limited, an indirect wholly-owned subsidiary of the Company has extended an interest-free loan to Tan Sri Alwi Jantan.

(viii) A wholly-owned subsidiary of a company in which Dato' Siew Nim Chee is a director and a substantial shareholder has supplied agrochemicals to ADB.

Tun Mohammed Hanif bin Omar and Tan Sri Alwi Jantan are due to retire by rotation at the forthcoming Annual General Meeting ("AGM") in accordance with Article 99 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Clifford Francis Herbert and Mr Quah Chek Tin are due to retire at the forthcoming AGM in accordance with Article 104 of the Articles of Association of the Company and they, being eligible, have offered themselves for re-election.

Tan Sri Lim Goh Tong and Dato' Siew Nim Chee will retire pursuant to Section 129 of the Companies Act, 1965 at the forthcoming AGM and separate resolutions will be proposed for their re-appointment as Directors at the AGM under the provision of Section 129(6) of the said Act to hold office until the next AGM of the Company.

OTHER STATUTORY INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts, and satisfied themselves that all known bad debts had been written off and adequate allowance had been made for doubtful debts; and

(ii) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records, were written down to an amount which they might be expected so to realise.

At the date of this report, the Directors are not aware of any circumstances:

(i) which would render the amount written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent;

(ii) which would render the values attributed to the current assets in the financial statements of the Group and of the Company misleading;

(iii) which have arisen which render adherence to the existing methods of valuation of assets or liabilities in the financial statements of the Group and of the Company misleading or inappropriate; and

(iv) not otherwise dealt with in this report or in the financial statements of the Group and of the Company, that would render any amount stated in the respective financial statements misleading.

At the date of this report, there does not exist:

(i) any charge on the assets of the Group or of the Company that has arisen since the end of the financial year which secures the liabilities of any other person; or

(ii) any contingent liability in respect of the Group or of the Company that has arisen since the end of the financial year.

No contingent or other liability of the Group or of the Company has become enforceable, or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due, except as disclosed in Note 33 to the financial statements.

In the opinion of the Directors:

(i) the results of the operations of the Group and of the Company for the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature; and

(ii) no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Group and of the Company for the financial year in which this report is made.

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

In the opinion of the Directors, the financial statements set out on pages 36 to 66 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2002 and of the results and the cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved accounting standards in Malaysia and comply with the provisions of the Companies Act, 1965.

HOLDING COMPANY

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

On behalf of the Board,

TAN SRI LIM KOK THAY	**TAN SRI ALWI JANTAN**
President & Chief Executive	Executive Director

Kuala Lumpur
3 March 2003

FINANCIAL Statements

Income Statements	36
Balance Sheets	37
Statements Of Changes In Equity	38
Cash Flow Statements	40
Notes To The Financial Statements	42
Statement On Directors' Responsibility	67
Statutory Declaration	67
Report Of The Auditors	68

◦ INCOME STATEMENTS ◦

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated

	Note(s)	Group 2002	Group 2001	Company 2002	Company 2001
Revenue	5 & 6	**2,781.5**	2,503.1	**2,508.8**	2,274.3
Cost of sales	7	**(1,669.9)**	(1,567.0)	**(1,438.5)**	(1,314.3)
Gross profit		**1,111.6**	936.1	**1,070.3**	960.0
Other income		**29.7**	20.5	**60.0**	61.2
Selling and distribution costs		**(48.5)**	(39.7)	**(33.7)**	(30.3)
Administration expenses		**(108.0)**	(119.5)	**(82.7)**	(70.7)
Other expenses		**(70.8)**	(58.1)	**(12.2)**	(23.7)
Profit from operations		**914.0**	739.3	**1,001.7**	896.5
Finance cost		**(94.2)**	(117.8)	**(94.2)**	(115.3)
Share of results of associated company		**88.7**	(16.1)	**-**	-
Gain on dilution of investment in associated company		**31.1**	-	**-**	-
Profit before taxation	8 & 9	**939.6**	605.4	**907.5**	781.2
Taxation					
- Company & subsidiary companies		**(295.5)**	(251.5)	**(289.5)**	(246.4)
- Share of taxation in associated company		**(1.9)**	(2.4)	**-**	-
	10	**(297.4)**	(253.9)	**(289.5)**	(246.4)
Profit from ordinary activities after taxation		**642.2**	351.5	**618.0**	534.8
Minority shareholders' interest		**0.4**	0.4	**-**	-
Net profit for the financial year		**642.6**	351.9	**618.0**	534.8
Basic earnings per share (sen)	29	**58.9**	32.2		
Diluted earnings per share (sen)	29	**58.9**	N/A		
Gross dividends per share (sen)	11	**17.5**	16.0		

The notes set out on pages 42 to 66 form part of these financial statements.

BALANCE SHEETS
As At 31 December 2002

Amounts in RM million unless otherwise stated

	Note(s)	Group 2002	Group 2001	Company 2002	Company 2001
NON-CURRENT ASSETS					
Property, plant and equipment	12	3,226.1	3,261.4	1,708.3	1,789.6
Real property assets	13	201.2	202.5	-	-
Investment in subsidiary companies	14	-	-	3,916.1	3,830.1
Associated company	15	1,910.4	1,591.9	-	-
Other investments	16	3.2	3.6	3.2	3.6
Trade and other receivables	17	13.8	12.1	-	-
		5,354.7	5,071.5	5,627.6	5,623.3
CURRENT ASSETS					
Property development	13	-	24.1	-	-
Inventories	18	41.9	17.0	15.4	14.6
Trade and other receivables	17	90.1	75.2	41.6	38.4
Amount due from subsidiary companies	14	-	-	1,225.6	964.6
Amount due from other related companies	19	5.6	3.0	3.7	0.8
Amount due from associated company	15	0.5	0.7	0.1	-
Short term investments	20	419.8	260.0	384.1	153.6
Bank balances and deposits	21	366.8	281.2	281.3	241.7
		924.7	661.2	1,951.8	1,413.7
LESS: CURRENT LIABILITIES					
Trade and other payables	22	304.0	445.6	235.1	360.1
Amount due to holding company	19	12.8	117.3	12.3	116.8
Amount due to subsidiary companies	14	-	-	1,332.5	1,130.3
Amount due to other related companies	19	32.7	50.3	29.2	39.2
Short term borrowings	23	473.7	-	-	-
Taxation		240.8	200.4	240.1	197.0
		1,064.0	813.6	1,849.2	1,843.4
NET CURRENT (LIABILITIES)/ASSETS		(139.3)	(152.4)	102.6	(429.7)
		5,215.4	4,919.1	5,730.2	5,193.6
FINANCED BY					
SHARE CAPITAL	24	545.9	545.9	545.9	545.9
RESERVES	25	3,278.2	2,766.6	4,639.7	4,151.4
SHAREHOLDERS' EQUITY		3,824.1	3,312.5	5,185.6	4,697.3
MINORITY INTERESTS		9.7	10.1	-	-
LONG TERM LIABILITIES					
Long term borrowings	23	809.4	1,079.2	-	-
Amount due to holding company	19 & 23	371.9	374.9	371.9	374.9
Other long term liability	26	24.9	19.7	-	-
Deferred taxation	27	55.4	26.3	54.2	26.2
Provision for retirement gratuities	28	120.0	96.4	118.5	95.2
TOTAL LONG TERM LIABILITIES		1,381.6	1,596.5	544.6	496.3
		5,215.4	4,919.1	5,730.2	5,193.6
NET TANGIBLE ASSETS PER SHARE	31	RM3.50	RM3.03		

The notes set out on pages 42 to 66 form part of these financial statements.

◦ STATEMENTS OF CHANGES IN EQUITY ◦

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated

			Non-Distributable			Distributable	
Group	**Note**	**Share Capital**	**Share Premium**	**Capital Redemption Reserves**	**Reserve on Exchange Differences**	**Unappropriated Profit**	**Total**
Balance at 1 January 2001							
As previously reported		545.9	33.3	0.1	4.2	2,440.0	3,023.5
Prior year adjustment							
- Proposed final dividend for the year ended 31 December 2000		-	-	-	-	62.9	62.9
As restated		545.9	33.3	0.1	4.2	2,502.9	3,086.4
Net profit for the financial year		-	-	-	-	351.9	351.9
Appropriation:							
Dividends for the year ended:							
- 31 December 2000							
- Final		-	-	-	-	(62.9)	(62.9)
- 31 December 2001							
- Interim	11	-	-	-	-	(62.9)	(62.9)
Balance at 31 December 2001		545.9	33.3	0.1	4.2	2,729.0	3,312.5
Balance at 1 January 2002							
As previously reported		545.9	33.3	0.1	4.2	2,666.1	3,249.6
Prior year adjustment							
- Proposed final dividend for the year ended 31 December 2001	31	-	-	-	-	62.9	62.9
As restated		545.9	33.3	0.1	4.2	2,729.0	3,312.5
Net profit for the financial year		-	-	-	-	642.6	642.6
Appropriation:							
Dividends for the year ended:							
- 31 December 2001							
- Final	11	-	-	-	-	(62.9)	(62.9)
- 31 December 2002							
- Interim	11	-	-	-	-	(66.8)	(66.8)
Other movements		-	-	-	(1.3)	-	(1.3)
Balance at 31 December 2002		545.9	33.3	0.1	2.9	3,241.9	3,824.1

The notes set out on pages 42 to 66 form part of these financial statements.

STATEMENTS OF CHANGES IN EQUITY

For The Financial Year Ended 31 December 2002 (Cont'd)

Amounts in RM million unless otherwise stated

Company	Note	Share Capital	Non-Distributable Share Premium	Distributable Unappropriated Profit	Total
Balance at 1 January 2001					
As previously reported		545.9	33.3	3,646.2	4,225.4
Prior year adjustment					
- Proposed final dividend for the year ended 31 December 2000		-	-	62.9	62.9
As restated		545.9	33.3	3,709.1	4,288.3
Net profit for the financial year		-	-	534.8	534.8
Appropriation:					
Dividends for the year ended:					
- 31 December 2000					
- Final		-	-	(62.9)	(62.9)
- 31 December 2001					
- Interim	11	-	-	(62.9)	(62.9)
Balance at 31 December 2001		545.9	33.3	4,118.1	4,697.3
Balance at 1 January 2002					
As previously reported		545.9	33.3	4,055.2	4,634.4
Prior year adjustment					
- Proposed final dividend for the year ended 31 December 2001	31	-	-	62.9	62.9
As restated		545.9	33.3	4,118.1	4,697.3
Net profit for the financial year		-	-	618.0	618.0
Appropriation:					
Dividends for the year ended:					
- 31 December 2001					
- Final	11	-	-	(62.9)	(62.9)
- 31 December 2002					
- Interim	11	-	-	(66.8)	(66.8)
Balance at 31 December 2002		545.9	33.3	4,606.4	5,185.6

The notes set out on pages 42 to 66 form part of these financial statements.

◦ CASH FLOW STATEMENTS ◦

For The Financial Year Ended 31 December 2002

Amounts in RM million unless otherwise stated	Group		Company	
	2002	2001	**2002**	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit after minority interests but before taxation	**940.0**	605.9	**907.5**	781.2
Adjustments for:				
Depreciation of property, plant and equipment	**201.6**	192.9	**122.8**	134.5
Property, plant and equipment written off	**9.8**	2.3	**-**	-
Loss/(Gain) on disposal of property, plant and equipment	**3.3**	(0.3)	**(0.5)**	0.3
Impairment loss on property, plant and equipment	**1.6**	-	**-**	-
Gain on disposal of real property assets	**(0.2)**	-	**-**	-
(Write back)/Allowance for diminution in value in short term investments	**(7.1)**	19.2	**-**	-
Loss on disposal of investments	**3.1**	2.6	**-**	-
Investment income	**(0.3)**	(4.0)	**-**	-
Investments written down	**30.1**	50.7	**0.9**	-
Interest income	**(17.4)**	(10.4)	**(11.1)**	(8.3)
Interest income from subsidiary company	**-**	-	**(41.1)**	(44.5)
Interest expense	**61.6**	63.4	**-**	-
Interest expense to subsidiary company	**-**	-	**61.6**	61.4
Interest expense to holding company	**30.9**	47.3	**30.9**	47.3
Gain on dilution of investment in associated company	**(31.1)**	-	**-**	-
Share in results of associated company	**(88.7)**	16.1	**-**	-
Allowance for doubtful debts	**3.9**	-	**0.1**	-
Provision/(Write back) for retirement gratuities	**23.9**	(3.4)	**23.5**	(3.8)
Goodwill written off	**-**	28.0	**-**	-
Unrealised loss/(gain) on foreign exchange	**2.1**	-	**(0.4)**	-
Minority shareholders' interest	**(0.4)**	(0.4)	**-**	-
	226.7	404.0	**186.7**	186.9
Operating profit before working capital changes	**1,166.7**	1,009.9	**1,094.2**	968.1
Related companies	**(19.8)**	6.4	**(12.4)**	15.3
Increase in inventories	**(0.8)**	(2.1)	**(0.8)**	(1.7)
Increase in property development	**-**	(1.0)	**-**	-
(Increase)/Decrease in trade and other receivables	**(10.0)**	7.6	**(3.6)**	10.0
(Decrease)/Increase in trade and other payables	**(81.1)**	31.4	**(90.6)**	32.2
Increase/(Decrease) in amount due to holding company	**0.6**	(2.8)	**0.5**	(2.6)
(Increase)/Decrease in amount due from subsidiary companies	**-**	-	**(79.1)**	100.5
Decrease/(Increase) in amount due from associated company	**0.2**	3.3	**(0.1)**	1.6
	(110.9)	42.8	**(186.1)**	155.3
Cash generated from operations	**1,055.8**	1,052.7	**908.1**	1,123.4
Retirement gratuities paid	**(0.3)**	(0.2)	**(0.2)**	(0.2)
Taxation paid	**(229.1)**	(312.8)	**(218.3)**	(304.9)
Deferred membership income	**5.2**	4.7	**-**	-
	(224.2)	(308.3)	**(218.5)**	(305.1)
Net Cash From Operating Activities	**831.6**	744.4	**689.6**	818.3

The notes set out on pages 42 to 66 form part of these financial statements.

○ CASH FLOW STATEMENTS ○

For The Financial Year Ended 31 December 2002 (Cont'd)

Amounts in RM million unless otherwise stated	Group		Company	
	2002	2001	**2002**	2001
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of property, plant and equipment	**(247.9)**	(514.0)	**(76.2)**	(189.9)
Proceeds from disposal of property, plant and equipment	**3.6**	1.0	**0.6**	0.9
Expenditure on real property assets	**-**	(0.4)	**-**	-
Proceeds from disposal of real property assets	**-**	0.6	**-**	-
Purchase of investments	**(234.8)**	(7.4)	**(86.5)**	-
Proceeds from disposal of investments	**77.7**	86.0	**-**	-
Dividends received	**0.3**	3.5	**-**	-
Interest received	**13.9**	10.4	**11.2**	8.3
Loan to subsidiary company	**-**	-	**(201.4)**	-
Net Cash Used In Investing Activities	**(387.2)**	(420.3)	**(352.3)**	(180.7)
CASH FLOWS FROM FINANCING ACTIVITIES				
Dividends paid	**(129.7)**	(125.8)	**(129.7)**	(125.8)
Interest paid	**(92.0)**	(102.2)	**(30.9)**	(47.4)
Borrowings from financial institutions	**201.4**	760.0	**-**	-
Repayment of borrowings	**-**	(382.9)	**-**	-
Borrowings from subsidiary company	**-**	-	**201.4**	-
Borrowings from holding company	**-**	46.4	**-**	46.4
Repayment of borrowings to holding company	**(108.0)**	(250.0)	**(108.0)**	(250.0)
Net Cash Used In Financing Activities	**(128.3)**	(54.5)	**(67.2)**	(376.8)
NET INCREASE IN CASH AND CASH EQUIVALENTS	**316.1**	269.6	**270.1**	260.8
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE FINANCIAL YEAR	**434.8**	165.2	**395.3**	134.5
CASH AND CASH EQUIVALENTS AT END OF THE FINANCIAL YEAR	**750.9**	434.8	**665.4**	395.3
ANALYSIS OF CASH AND CASH EQUIVALENTS				
Bank balances and deposits (Note 21)	**366.8**	281.2	**281.3**	241.7
Money market instruments (Note 20)	**384.1**	153.6	**384.1**	153.6
	750.9	434.8	**665.4**	395.3

The notes set out on pages 42 to 66 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

31 December 2002

Amounts in RM million unless otherwise stated

1. PRINCIPAL ACTIVITIES

The Company is involved in a tourist resort business at Genting Highlands and its activities cover leisure and hospitality which comprises amusement, gaming, hotel and entertainment.

The principal activities of the subsidiary companies include property development and management, leisure and hospitality services, investments, time share ownership scheme, tours and travel related services. Details of the principal activities are set out in Note 35 to the financial statements.

The principal activities of the associated company include cruise and cruise related operations.

There have been no significant changes in the nature of the activities of the Group and of the Company during the financial year.

2. BASIS OF PREPARATION

The financial statements are prepared in accordance with and comply with the applicable approved accounting standards in Malaysia and the provisions of the Companies Act, 1965. The financial statements adopt the historical cost convention modified by the revaluation of certain property, plant and equipment and land held for development and unless otherwise indicated in the individual policy statements set out in Note 3 to the financial statements.

The preparation of financial statements in conformity with the applicable approved accounting standards and the provisions of the Companies Act require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the financial year. Actual results could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES

Accounting policies adopted by the Group have been applied consistently in dealing with all material items in relation to the financial statements.

In addition, the Group complies with new accounting standards that are effective for the reporting year. New accounting standards are retrospectively applied unless in cases where the standard specifically does not require comparatives on first adoption due to non availability of such information or when it is not practicable to do so.

The following are the significant accounting policies adopted by the Group:

Consolidation

The consolidated financial statements include the audited financial statements of the Company and all its subsidiary companies made up to the end of the financial year. Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Subsidiary companies are consolidated from the date on which effective control is transferred to the Group and are no longer consolidated from the date the control ceases. Subsidiary companies are consolidated using the acquisition method of accounting whereby the results of subsidiary companies acquired or disposed off during the year are included from the date of acquisition up to the date when the control ceases. At the date of acquisition, the fair values of the subsidiary companies' net assets are determined and these values are reflected in the consolidated financial statements.

All material intercompany transactions, balances and unrealised gains on transactions between group companies have been eliminated; unrealised losses have also been eliminated unless cost cannot be recovered. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group. Separate disclosure is made of minority interests.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets and exchange differences which were not previously recognised in the consolidated income statement.

Borrowing Costs

Costs incurred on external borrowings to finance expenditure and other long term qualifying assets are capitalised until the assets are ready for their intended use after which such expenses are charged to the income statement.

3. **SIGNIFICANT ACCOUNTING POLICIES (Cont'd)**

Impairment of Assets

The carrying values of assets, other than inventories, assets arising from construction contracts, deferred tax assets and financial assets, are reviewed to determine whether there is any indication of impairment. Impairment is measured by comparing the carrying values of the assets with their recoverable amounts. The recoverable amount is the higher of an asset's net selling price and its value in use, which is measured by reference to discounted future cash flows. Recoverable amounts are estimated for individual assets, or if it is not possible, for the cash generating unit.

An impairment loss is charged to the income statement, unless the asset is carried at revalued amount, in which case the impairment loss is used to reduce the revaluation surplus.

An impairment loss is reversed only to the extent of previously recognised impairment losses for the same asset. The reversal is recognised in the income statement, unless the asset is carried at revalued amount, in which case it is credited directly to revaluation surplus. However, to the extent that an impairment loss on the same revalued asset was previously recognised as an expense in the income statement, a reversal of that impairment loss is recognised in the income statement.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortisation.

Leasehold properties are amortised equally over their respective periods of lease, ranging from 60 to 97 years.

Freehold land and property, plant and equipment which are under construction are not depreciated.

Other property, plant and equipment are depreciated over their estimated useful lives using the straight-line method. The annual rates of depreciation used for the major groups of property, plant and equipment are as follows :

Buildings and improvements	2% – 50%
Plant, equipment and vehicles	10% – 50%

Real Property Assets, Property Development and Profit Recognition

Real property assets and property development comprise land held for development and development expenditure and are stated at cost of acquisition. Cost of acquisition includes all related costs incurred on activities necessary to prepare the land for its intended use. These assets remain as real property assets until the sales launch of these properties, after which they are then transferred to property development.

Assets under property development comprise land at cost and all related development costs incurred and carried forward together with profit accrued to the appropriate stage of completion less progress billings and allowance for foreseeable losses, if any. These developments are expected to be completed within the normal operating cycle of one to three years and are considered as current assets.

Upon completion of development, the unsold completed development properties are transferred to inventories.

Profits on property development projects are recognised based on the percentage of completion method in respect of sales where agreements have been finalised. Under this method, profits are recognised as the property project activities progresses. The stage of completion is determined based on the proportion of development cost incurred for work performed up to the balance sheet date over the estimated total development cost to completion. Foreseeable losses, if any, are immediately recognised in the income statement.

Investments

Long term investments, both quoted and unquoted, include investments in subsidiary companies, associated companies and other non-current investments. These investments are stated at cost except where the Directors are of opinion that there is a permanent diminution in the value of an investment, in which case the investment is written down. Permanent diminution in the value of an investment is recognised as an expense in the financial period in which it arises.

Investments in subsidiary companies are eliminated on consolidation while investments in associated companies are accounted for by the equity method of accounting.

Associated companies are companies in which the Group exercises significant influence. Significant influence is the power to participate in its financial and operating policy decisions of the associated companies but not control over those policies.

Unrealised gains on transactions between the Group and its associated undertakings are eliminated to the extent of the Group's interest in the associated undertakings; unrealised losses are also eliminated unless the transaction provides evidence of impairment on the asset transferred.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Investments (Cont'd)

Equity accounting involves recognising in the income statements the Group's share of the associated companies's results for the financial year. The Group's interest in associated companies is stated at cost net of goodwill written off plus adjustments to reflect changes in the Group's share of the net assets of the associated companies.

Short term quoted investments are stated at the lower of cost and market value, determined on a portfolio basis by comparing aggregate cost against aggregate market value. Money market instruments are stated at the lower of cost and net realisable value.

Goodwill

Goodwill arising on consolidation which represents the excess of the purchase price over the fair value of the net assets of the subsidiary/associated company at the date of acquisition, is written off to the income statement in the year of acquisition.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost includes, where relevant, appropriate proportions of overheads and is determined on a weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less costs to completion and selling expenses.

Receivables

Receivables are carried at estimated realisable value. An allowance is made for doubtful receivables based on a review of all outstanding amounts at the financial year end. Bad debts are written off during the financial year in which they are identified.

Financial Instruments

a) Financial instruments recognised on the balance sheet

The recognition method adopted for financial instruments that are recognised on the balance sheet are disclosed separately in the individual policy statements associated with the relevant financial instrument.

b) Financial instruments not recognised on the balance sheet

The Group, in managing its interest and currency exposures, enters into foreign currency forward contracts, interest rate swap and currency swap agreements. These instruments are not recognised in the financial statements on inception.

As foreign currency forward contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates are used to translate the underlying foreign currency transactions into Ringgit Malaysia.

The related interest differentials paid or received under the swap agreements for interest rate swaps are recognised over the terms of the agreements in interest expense.

The underlying foreign currency assets or liabilities, which are effectively hedged by currency swap agreements, and designated as a hedge, are translated in the respective hedged currencies, at their contracted rates.

c) Fair value estimation for disclosure purposes

The fair value of publicly traded securities is based on quoted market prices at the balance sheet date. For non-traded financial instruments, the Group uses various methods and makes assumptions that are based on market conditions. Comparisons are made to similar instruments that are publicly traded and estimates based on discounted cash flow techniques are also used. For long term financial liabilities, fair value is estimated by discounting future contractual cash flows at appropriate interest rates.

The book values of financial assets and liabilities with maturities of less than one year are assumed to approximate their fair values.

Provision for Retirement Gratuities

In 1991, the Board introduced a retirement gratuity scheme for executives and executive directors of the Company and certain subsidiary companies. The level of retirement gratuities payable is determined by the Board and is based either on length of service and basic salary or the immediate past three years' emoluments.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Deferred Taxation

Deferred tax accounting using the 'liability' method is adopted by the Group. Deferred taxation provides for the effects of all material timing differences between accounting income and taxable income arising from the inclusion of items in different periods. No future income tax benefit is recognised in respect of unutilised tax losses and timing differences that result in a net deferred taxation asset unless it can be demonstrated that these benefits can be realised in the foreseeable future.

Foreign Currencies

The financial statements are stated in Ringgit Malaysia ("RM").

Transactions in foreign currencies have been translated into RM at the rates ruling on the dates of the transactions unless hedged by forward foreign contracts, in which case the rates specified in such forward contracts are used. Monetary assets and liabilities in foreign currencies at the balance sheet date have been translated at the rates ruling on that date. Gains and losses arising from translation are included in the income statements. The corresponding translation gains and losses arising from such investments are recognised in the reserves on exchange differences.

The Group's foreign entities are those operations that are not an integral part of the operations of the Company.

Income statements of subsidiary and associated company in other reporting currencies are translated into RM at average rates for the financial year and the balance sheets are translated at the financial year end rates approximate to those ruling at the financial year end. Exchange differences arising from the translation of income statements at average rates and balance sheets at year end rates, and the restatement at year end rates of the opening net investments in such subsidiary and associated company are taken to reserves.

Fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the Group and are translated accordingly at the exchange rate ruling at the date of the transaction.

The principal rates of exchange used in translation are as follows:
(RM to one unit of foreign currency)

Currency	Year end rate	
	2002	2001
US Dollar	**3.8000**	3.8000
Sterling Pound	**6.1114**	5.5102
Australian Dollar	**2.1510**	1.9418
Singapore Dollar	**2.1882**	2.0549
Hong Kong Dollar	**0.4873**	0.4873

Cash and Cash Equivalents

Cash and cash equivalents include cash and bank balances, deposits and other short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Revenue Recognition

Revenue are recognised upon delivery of products or performance of services, net of sales tax and discounts, and after eliminating sales within the Group. Casino revenue represents net house takings. The casino license is renewable every three months. Timeshare advance membership fees are recognised as income over the next twenty four years from the commencement of membership. Sales relating to property development projects are recognised as the project activity progresses and are in respect of sales where agreements have been recognised. Sales of short term investments are accounted for when the contracts are executed.

Dividend income is recognised when the right to receive payment is established.

Other income earned by the Group includes interest income recognised on an accrual basis.

Dividends

Dividends on ordinary shares are accounted for in shareholder's equity as an appropriation of retained earnings and accrued as liability in the financial year in which they are declared and the obligation to pay is established.

3. SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Segmental Reporting

The Group adopts business segment analysis as its primary reporting format and geographical segment analysis as its secondary reporting format.

Revenue are attributed geographical segments based on location of customers where sale is transacted. Assets are allocated based on locations of assets.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by segment and consist principally of property, plant and equipment net of allowances and accumulated depreciation and amortisation, real property assets, property development, inventories and receivables. Segment liabilities comprise operating liabilities. Both segment assets and liabilities do not include income tax assets and liabilities and interest bearing investments.

4. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's overall financial risk management objective is to optimise the value creation for shareholders. The Group seeks to minimise the potential adverse impacts arising from fluctuations in exchange and interest rates and the unpredictability of the financial markets.

The Group operates within clearly defined guidelines that are approved by the Board and do not trade in financial instruments. Financial risk management is carried out through risk reviews conducted at all significant operational units. This process is further enhanced by effective internal controls, a group-wide insurance programme and adherence to the financial risk management policies.

The main areas of financial risks faced by the Group are as follows:

Foreign currency exchange risk

The Group is exposed to foreign currency exchange risk when subsidiary companies enter into transactions that are not denominated in their functional currencies. The Group attempts to significantly limit its exposure for all committed transactions by entering into forward foreign currency exchange contracts within the constrains of market and government regulations.

Interest rate risk

Interest rate risks mainly arise from the Group's borrowings. The Group manages this risk through the use of fixed and floating rate debt and financial instruments. Financial instruments are used, where appropriate, to generate the desired interest rate profile.

Market risk

The Group, in the normal course of business, is exposed to market risks in respect of its equity investments. The Group manages its risk through established guidelines and policies.

Credit risk

Exposure to credit risk arises mainly from sales made on deferred credit terms. Credit terms offered by the Group range from 30 days to 60 days from date of transaction. Risks arising therefrom are minimised through effective monitoring of receivables and suspension of sales to customers which accounts exceed the stipulated credit terms. Credit limits are set and credit history are reviewed to minimise potential losses.

The Group also seeks to invest cash assets safely and profitably and buys insurance to protect itself against insurable risks. In this regard, counterparties are assessed for credit risks and limits are set to minimise any potential losses.

Liquidity risk

The Group practices prudent liquidity risk management to minimise the mismatch of financial assets and liabilities. The Group's cash flow is reviewed regularly to ensure that the Group is able to settle its commitments when they fall due.

5. SEGMENT ANALYSIS

a) Primary segment - by activity

2002 Group	Leisure & Hospitality	Properties	Others	Eliminations	Total
Revenue					
External	2,687.3	8.5	85.7	-	2,781.5
Inter segment	1.1	6.6	33.2	(40.9)	-
	2,688.4	15.1	118.9	(40.9)	2,781.5
Results					
Segment profit/(loss)	922.2	3.3	(28.9)	-	896.6
Interest income					17.4
Finance cost					(94.2)
Share of result of associated company	88.7	-	-	-	88.7
Gain on dilution of investment in associated company	31.1	-	-	-	31.1
Profit from ordinary activities before taxation					939.6
Taxation					(297.4)
Profit from ordinary activities after taxation					642.2
Minority shareholders' interest					0.4
Net profit for the year					642.6
OTHER INFORMATION					
Assets					
Segment assets	3,328.1	475.0	54.7	(118.9)	3,738.9
Interest bearing instruments					630.1
Associated company	1,910.4	-	-	-	1,910.4
Total assets					6,279.4
Liabilities					
Segment liabilities	510.7	71.4	22.2	(118.9)	485.4
Interest bearing instruments					1,664.0
Unallocated corporate liabilities					296.2
Total liabilities					2,445.6

2002 Group	Leisure & Hospitality	Properties	Others	Total
OTHER DISCLOSURE				
Capital expenditure	178.9	23.4	1.3	203.6
Depreciation	196.5	2.4	2.7	201.6
Impairment loss on property, plant and equipment	1.6	-	-	1.6
Significant non-cash items				
- charges	24.7	-	29.3	54.0
- credit	31.1	-	-	31.1

5. **SEGMENT ANALYSIS (Cont'd)**

2001 Group	Leisure & Hospitality	Properties	Others	Eliminations	Total
Revenue					
External	2,400.5	6.3	96.3	-	2,503.1
Inter segment	0.6	10.2	30.4	(41.2)	-
	2,401.1	16.5	126.7	(41.2)	2,503.1
Results					
Segment profit/(loss)	757.2	2.0	(30.3)	-	728.9
Interest income					10.4
Finance cost					(117.8)
Share of result of associated company	(16.1)	-	-	-	(16.1)
Profit from ordinary activities before taxation					605.4
Taxation					(253.9)
Profit from ordinary activities after taxation					351.5
Minority shareholders' interest					0.4
Net profit for the year					351.9
OTHER INFORMATION					
Assets					
Segment assets	3,382.3	450.2	130.1	(93.8)	3,868.8
Interest bearing instruments					272.0
Associated company	1,591.9	-	-	-	1,591.9
Total assets					5,732.7
Liabilities					
Segment liabilities	636.4	46.1	27.0	(93.8)	615.7
Interest bearing instruments					1,567.7
Unallocated corporate liabilities					226.7
Total liabilities					2,410.1

2001 Group	Leisure & Hospitality	Properties	Others	Total
OTHER DISCLOSURE				
Capital expenditure	538.4	0.5	0.3	539.2
Depreciation	187.8	2.4	2.7	192.9
Significant non-cash item				
- charges	66.3	-	31.6	97.9

5. SEGMENT ANALYSIS (Cont'd)

The Group is organised into two main business segments:

Leisure & Hospitality - this division includes the hotel, gaming, cruise and cruise related operations and entertainment businesses, tours & travel related services and other support services.

Property - this division holds the real property assets of the Group and is involved in property developments.

All other immaterial business segments including investments in equities, training services and utilities services are aggregated and disclosed under "Others" as they are not of a sufficient size to be reported separately. All intersegment sales are conducted on an arms length basis.

b) Secondary segment – by geographical location

Group	Revenue 2002	Revenue 2001	Total Assets 2002	Total Assets 2001	Capital Expenditure 2002	Capital Expenditure 2001
Malaysia	**2,703.5**	2,426.3	**4,258.0**	4,006.7	**203.6**	539.2
Other Countries	**78.0**	76.8	**111.0**	134.1	**-**	-
	2,781.5	2,503.1	**4,369.0**	4,140.8	**203.6**	539.2
Associated Company			**1,910.4**	1,591.9		
			6,279.4	5,732.7		

Geographically, the main business segments of the Group are concentrated in Malaysia. Included in the other countries are the Group's investments in foreign corporations and interest bearing instruments.

6. REVENUE

	Group 2002	Group 2001	Company 2002	Company 2001
Rendering of services:				
Leisure & Hospitality	**2,687.3**	2,400.5	**2,508.8**	2,274.3
Properties management & sale of properties	**8.5**	6.3	**-**	-
Other services	**7.7**	6.3	**-**	-
Sale of investments	**77.7**	86.0	**-**	-
Dividend income	**0.3**	4.0	**-**	-
	2,781.5	2,503.1	**2,508.8**	2,274.3

7. COST OF SALES

Included in cost of sales for the current financial year is an amount of RM73.8 million (2001: RM107.8 million) representing cost of short term investments disposed and related costs.

The balance of the cost of sales represents cost of inventories which include cost of services and cost of goods sold.

8. PROFIT BEFORE TAXATION

Profit before taxation as stated above has been determined after inclusion of the following charges and credits:

	Group		Company	
	2002	2001	**2002**	2001
	RM'000	RM'000	**RM'000**	RM'000
Charges:				
Depreciation of property, plant and equipment	**201,555**	192,900	**122,821**	134,513
Property, plant and equipment written off	**9,799**	2,318	**54**	18
Loss on disposal of property, plant and equipment	**3,889**	-	**-**	363
Impairment loss on property, plant and equipment included in Other Expenses	**1,550**	-	**-**	-
Investments written down	**30,138**	50,679	**900**	-
Allowance for diminution in value of short term investments	**-**	19,226	**-**	-
Loss on disposal of investments	**3,124**	2,577	**-**	-
Goodwill written off	**-**	27,968	**-**	-
Hire of equipment	**5,558**	5,188	**5,537**	5,168
Rental of land and buildings	**1,459**	2,626	**369**	409
Auditors' remuneration	**246**	207	**110**	99
Provision for retirement gratuities	**17,768**	-	**17,300**	-
Allowance for doubtful debts	**3,950**	-	**140**	-
Finance cost	**63,258**	70,441	**-**	-
Net exchange losses/(gain)				
- Realised	**372**	2,205	**433**	-
- Unrealised	**2,063**	63	**(408)**	-
Charges by holding company:				
- Licensing fees	**85,004**	75,234	**83,129**	73,831
- Shared services fees	**3,697**	3,407	**3,121**	2,796
- Finance cost	**30,902**	47,355	**30,902**	47,355
Charges by other related companies:				
- Management fees	**239,094**	210,973	**231,864**	206,454
- Rental of land and buildings	**2,751**	2,596	**2,391**	2,209
- Hire of equipment	**4,401**	4,579	**4,386**	1,865
- Shared services fees	**11,906**	11,918	**11,785**	11,706
- Commissions	**26,946**	23,359	**19,076**	17,632
- Marketing fees	**480**	480	**480**	480
Charges by subsidiary companies:				
- Finance cost	**-**	-	**63,258**	67,935
- Management fees	**-**	-	**340**	-
- Hire of equipment	**-**	-	**1,195**	1,195
- Rental of land and buildings	**-**	-	**14,733**	14,090
- Shared services fee	**-**	-	**157**	150
Credits:				
Interest income	**17,413**	10,389	**11,100**	8,321
Interest income from subsidiary companies	**-**	-	**41,119**	44,521
Write back of provision for retirement gratuities	**-**	1,917	**-**	2,167
Write back of diminution in value of short term investment	**7,093**	-	**-**	-
Gain on dilution of investment in associated company	**31,132**	-	**-**	-
Rental income from land and buildings	**29,424**	12,848	**9,753**	9,058
Rental of equipment	**723**	78	**336**	-
Rental income from subsidiary companies	**-**	-	**1,308**	410
Gross dividends from quoted				
- overseas corporations	**265**	3,763	**-**	-
- local corporations	**-**	200	**-**	-
Gain on disposal of property, plant and equipment and real property assets	**814**	284	**476**	45
Other information:				
Non-audit fees to auditors				
- payable to auditors	**16**	20	**10**	2
- payable to firms affiliated to auditors	**156**	158	**-**	158
Staff costs (including remuneration of executive directors)	**336,177**	269,358	**290,100**	231,104
Number of employees at year end ('000)	**10.2**	9.8	**7.7**	7.7

9. DIRECTORS' REMUNERATION

	Group		Company	
	2002	2001	**2002**	2001
	RM'000	RM'000	**RM'000**	RM'000
Non-executive Directors				
- Fees	**171**	96	**171**	96
Executive Directors				
- Fees	**240**	192	**240**	192
- Basic salary	**18,667**	17,627	**18,667**	17,627
- Bonus	**16,631**	3,979	**16,631**	3,979
- Allowances / Contributions	**5,532**	3,667	**5,532**	3,667
- Provision/(Write back) for retirement gratuities	**6,136**	(1,472)	**6,136**	(1,472)
- Estimated money value of benefits-in-kind (not charged to the income statements)	**190**	132	**190**	132
	47,567	24,221	**47,567**	24,221

Remuneration of the Directors of the Company in respect of services rendered to the Company and its subsidiary companies of the Group is represented by the following bands:

	Group Number	
Amounts in RM'000	**2002**	2001
Non-executive Directors		
50 and below	**5**	3
Executive Directors		
550 to 600		1
650 to 700		1
700 to 750		1
950 to 1,000	**2**	
1,050 to 1,100	**1**	
5,450 to 5,500		1
10,650 to 10,700	**1**	
16,650 to 16,700		1
33,700 to 33,750	**1**	

10. TAXATION

	Group		Company	
	2002	2001	**2002**	2001
Current Taxation				
Malaysian taxation	**276.6**	237.6	**271.5**	232.4
Foreign taxation	**0.1**	0.4	**-**	-
Deferred taxation	**8.1**	10.4	**7.8**	11.5
	284.8	248.4	**279.3**	243.9
Share of taxation in associated company	**1.9**	2.4	**-**	-
	286.7	250.8	**279.3**	243.9
(Over)/Under provision in respect of prior years				
Income Taxation	**(10.3)**	8.8	**(10.1)**	8.0
Deferred Taxation	**21.0**	(5.7)	**20.3**	(5.5)
	297.4	253.9	**289.5**	246.4

The effective tax rate for the Group for the financial year before the adjustment of taxation in respect of prior years is higher than the statutory tax rate mainly due to non-deductibility of certain expenses for tax purposes and the tax losses of certain subsidiary companies.

10. TAXATION (Cont'd)

Subject to agreement by the Inland Revenue Board, the amount of unutilized tax losses of subsidiary companies available for which the related tax effects have not been included in the net income amounted to RM66.9 million (2001: RM65.0 million).

Subject to the agreement by the Inland Revenue Board, the Group has investment tax allowance of approximately RM1,056.2 million (2001: RM968.6 million) which is available to set off against future taxable profits of the Group.

11. DIVIDENDS

Dividends declared or proposed are as follows:

	2002		2001	
	Gross dividend per share Sen	**Amount of dividend (net of tax) RM million**	Gross dividend per share Sen	Amount of dividend (net of tax) RM million
Interim dividend	**8.5**	**66.8**	8.0	62.9
Proposed final dividend	**9.0**	**70.8**	8.0	62.9
	17.5	**137.6**	16.0	125.8

At the forthcoming Annual General Meeting, a final dividend in respect of the financial year ended 31 December 2002 of 9.0 sen less 28% tax per ordinary share of 50 sen each (2001: 8.0 sen less 28% tax) amounting to RM70.8 million (2001: RM62.9 million) will be proposed for shareholders' approval. These financial statements do not reflect this final dividend which will be accrued as a liability upon approval by shareholders. This represents a change in accounting treatment from that of prior years as explained in Note 31.

12. PROPERTY, PLANT AND EQUIPMENT

Group	**Freehold land**	**Long leasehold land**	**Buildings & improvements**	**Plant, equipment & vehicles**	**Construction in progress**	**Total**
At cost:						
At 1 January 2002	197.8	103.0	2,779.5	1,347.7	57.3	4,485.3
Additions	**23.0**	**1.3**	**2.4**	**52.9**	**124.0**	**203.6**
Disposals	**(0.1)**	**-**	**(5.2)**	**(11.7)**	**(0.8)**	**(17.8)**
Written off	**-**	**-**	**(10.7)**	**(1.1)**	**-**	**(11.8)**
Reclassification/adjustment	**-**	**2.0**	**51.5**	**44.1**	**(115.4)**	**(17.8)**
Impairment in value	**-**	**-**	**-**	**(2.6)**	**-**	**(2.6)**
At 31 December 2002	**220.7**	**106.3**	**2,817.5**	**1,429.3**	**65.1**	**4,638.9**
Accumulated depreciation:						
At 1 January 2002	-	3.5	336.7	883.7	-	1,223.9
Charge for the financial year	**-**	**1.1**	**59.9**	**140.6**	**-**	**201.6**
Disposals	**-**	**-**	**(1.7)**	**(8.0)**	**-**	**(9.7)**
Written off	**-**	**-**	**(1.1)**	**(0.9)**	**-**	**(2.0)**
Impairment in value	**-**	**-**	**-**	**(1.0)**	**-**	**(1.0)**
At 31 December 2002	**-**	**4.6**	**393.8**	**1,014.4**	**-**	**1,412.8**
Net book value at 31 December 2002	**220.7**	**101.7**	**2,423.7**	**414.9**	**65.1**	**3,226.1**
Net book value at 31 December 2001	197.8	99.5	2,442.8	464.0	57.3	3,261.4

12. PROPERTY, PLANT AND EQUIPMENT (Cont'd)

Company	Freehold land	Long leasehold land	Buildings & improvements	Plant, equipment & vehicles	Construction in progress	Total
At cost:						
At 1 January 2002	87.3	0.5	1,647.7	1,034.4	40.8	2,810.7
Additions	-	-	0.3	39.4	18.4	58.1
Disposals	(0.1)	-	-	(10.3)	-	(10.4)
Written Off	-	-	-	(0.7)	-	(0.7)
Reclassification/adjustment	-	-	14.1	7.7	(38.0)	(16.2)
At 31 December 2002	87.2	0.5	1,662.1	1,070.5	21.2	2,841.5
Accumulated depreciation:						
At 1 January 2002	-	-	270.8	750.3	-	1,021.1
Charge for the financial year	-	-	36.5	86.3	-	122.8
Disposals	-	-	-	(10.0)	-	(10.0)
Written Off	-	-	-	(0.7)	-	(0.7)
At 31 December 2002	-	-	307.3	825.9	-	1,133.2
Net book value at 31 December 2002	**87.2**	**0.5**	**1,354.8**	**244.6**	**21.2**	**1,708.3**
Net book value at 31 December 2001	87.3	0.5	1,376.9	284.1	40.8	1,789.6

13. REAL PROPERTY ASSETS AND PROPERTY DEVELOPMENT

	Group	
	2002	2001
Non – current portion: Real property assets		
Freehold land held for development and development expenditure - at cost	201.2	202.5
Current portion: Property development		
Leasehold land and development expenditure - at cost	-	24.1

During the year, the completed property development amounting to RM24.1 million was reclassified to inventory.

14. SUBSIDIARY COMPANIES

	Company	
	2002	2001
Investment		
Unquoted shares – at cost	3,916.1	3,830.1

The subsidiary companies are listed in Note 35.

Included in the amount due from subsidiary companies was an amount due from a subsidiary company of RM839.8 million (2001: RM638.4 million) which carries interest rates ranging from 2.3% to 8.0% (2001: 3.3% to 8.0%) per annum. Included in the amount due to subsidiary companies were advances from three wholly owned subsidiary companies amounting to RM1,280.6 million (2001: RM1,079.2 million) which carry interest rates ranging from 2.3% to 8.0% (2001: 3.5% to 8.0%) per annum. These amounts are unsecured and have no fixed terms of repayment.

The balance of the amount due from/to subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

15. ASSOCIATED COMPANY

	Group	
	2002	2001
Quoted shares in foreign corporation, at cost	**3,211.6**	3,009.5
Goodwill on acquisition written off	**(1,433.9)**	(1,433.9)
Share of post acquisition reserve	**132.7**	16.3
	1,910.4	1,591.9
Represented by:		
Share of net assets other than goodwill of the associated company	**1,910.4**	1,591.9
Market value of quoted shares in foreign corporation	**1,866.1**	2,089.9

The amount due from associated company represents outstanding amounts arising from inter company sales.

Details of the associated company are as follows:

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
*Star Cruises Limited	**34.4**	35.9	Isle of Man and redomiciled to Bermuda	Cruise and cruise related operations

* The financial statements of this company is audited by an overseas firm affiliated with the auditors of the Company.

16. OTHER INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
Unquoted – at cost	**33.3**	3.6	**4.1**	3.6
Amount written down	**(30.1)**	-	**(0.9)**	-
	3.2	3.6	**3.2**	3.6

It was not practicable within the constraints of cost to estimate reliably on the fair values for other investments as there are no comparable securities that are traded.

17. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2002	2001	**2002**	2001
Current :				
Trade receivables	**42.8**	32.5	**10.9**	5.7
Other receivables	**21.4**	19.0	**5.3**	11.4
Less: Allowance for doubtful debts	**(4.4)**	(0.6)	**(0.3)**	-
	59.8	50.9	**15.9**	17.1
Deposits	**13.0**	13.6	**11.5**	11.8
Prepayments	**17.1**	10.5	**14.2**	9.5
Loan to directors	**0.2**	0.2	**-**	-
	90.1	75.2	**41.6**	38.4
Non-current :				
Trade receivables	**12.1**	11.6	**-**	-
Other receivables	**1.3**	-	**-**	-
Loan to director	**0.4**	0.5	**-**	-
	13.8	12.1	**-**	-
	103.9	87.3	**41.6**	38.4

17. TRADE AND OTHER RECEIVABLES (Cont'd)

The maturity profile for the non-current receivables are as follows:

	Group	
	2002	2001
Non-current :		
More than 1 year and less than 2 years	**11.4**	11.7
More than 2 years and less than 5 years	**2.4**	0.3
More than 5 years	**-**	0.1
	13.8	12.1

Loan to directors represent an interest-free housing loan and an interest-free loan to directors of the Company which are extended by a wholly owned and an indirect wholly owned subsidiaries of the Company respectively.

Credit terms of trade receivables range from payment in advance to 30 days.

The fair values of non-current receivables at the Balance Sheet date approximates their carrying amounts.

18. INVENTORIES

	Group		Company	
At cost	**2002**	2001	**2002**	2001
Food, beverages, tobacco and other hotel supplies	**7.7**	6.7	**6.3**	5.6
Stores, spares and retail stocks	**10.1**	10.3	**9.1**	9.0
Completed properties	**24.1**	-	**-**	-
	41.9	17.0	**15.4**	14.6

19. HOLDING COMPANY AND OTHER RELATED COMPANIES

The Company's immediate and ultimate holding company is Genting Berhad, a company incorporated in Malaysia.

Amount due to holding company comprises:

	Group		Company	
	2002	2001	**2002**	2001
Non-current:				
Interest bearing loan (Note 23)	**371.9**	374.9	**371.9**	374.9
Current:				
Interest bearing loan (Note 23)	**-**	105.0	**-**	105.0
Inter company balances	**12.8**	12.3	**12.3**	11.8
	12.8	117.3	**12.3**	116.8
	384.7	492.2	**384.2**	491.7

The amounts due to/from holding company and other related companies are unsecured, interest free, and have no fixed terms of repayment, except for the loan from Genting Berhad. The loan from Genting Berhad was to part-finance the investment in associated company, Star Cruises Limited. It is unsecured and bears interest at 1% (2001: 1%) per annum above the base lending rate of a leading local bank. The amount is to be repaid in 2004.

20. SHORT TERM INVESTMENTS

	Group		Company	
	2002	2001	**2002**	2001
Quoted – at cost				
Shares in foreign corporations	**73.6**	151.4	**-**	-
Less: Allowance for diminution in value	**(37.9)**	(45.0)	**-**	-
	35.7	106.4	**-**	-
Unquoted – at cost				
Money market instruments	**384.1**	153.6	**384.1**	153.6
	419.8	260.0	**384.1**	153.6
Market value of quoted shares				
- Foreign corporations	**35.7**	106.4	**-**	-

Both the Group's and Company's investment in money market instruments comprise negotiable certificates of deposit and bankers' acceptances.

The weighted average interest rate of money market instruments that were effective during the year was 2.7% (2001: 2.8%).

21. BANK BALANCES AND DEPOSITS

	Group		Company	
	2002	2001	**2002**	2001
Deposits with licensed banks	**233.1**	107.6	**157.3**	77.3
Cash and bank balances	**133.7**	173.6	**124.0**	164.4
	366.8	281.2	**281.3**	241.7

As at the end of current financial year, the currency exposure profile of deposits, cash and bank balances is as follows:

	Group	**Company**
Ringgit Malaysia	**265.6**	**257.6**
Foreign currency denominated in:		
- US Dollar	**84.8**	**9.6**
- Singapore Dollar	**8.9**	**8.2**
- HK Dollar	**5.8**	**5.8**
- Others	**1.7**	**0.1**
	366.8	**281.3**

The weighted average interest rate of deposits that were effective during the year was 2.6% (2001: 2.9%).

Deposits of the Group and Company have an average maturity of 31 days (2001: 31 days). Bank balances are deposits held at call with banks.

22. TRADE AND OTHER PAYABLES

	Group		Company	
	2002	2001	**2002**	2001
Trade payables	**21.0**	23.3	**14.7**	17.4
Accrued expenses	**191.8**	259.8	**159.2**	242.9
Deposits	**23.8**	24.5	**15.4**	18.1
Other payables	**67.4**	138.0	**45.8**	81.7
	304.0	445.6	**235.1**	360.1

22. TRADE AND OTHER PAYABLES (Cont'd)

Included in other payables and accrued expenses are progress billings payable and accruals for capital expenditures relating to constructions of new hotel and upgrading of resorts infrastructure and facilities amounting to RM52.6 million (2001: RM103.8 million).

Credit terms of trade and other payables granted to the Group and Company ranging from 7 days to 90 days from date of invoice.

23. BORROWINGS

	Group		Company	
	2002	2001	**2002**	2001
Current:				
Terms Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**252.1**	-	-	-
Euro Medium Term Notes				
- Singapore Dollar (unsecured)	**221.6**	-	-	-
Loans from holding company (unsecured) (Note 19)	**-**	105.0	**-**	105.0
	473.7	105.0	**-**	105.0
Non-current:				
Terms Loans/Euro Medium Term Notes				
- US Dollar (unsecured)	**809.4**	858.8	**-**	-
Euro Medium Term Notes				
- *Singapore Dollar (unsecured)*	**-**	220.4	**-**	-
Loans from holding company (unsecured) (Note 19)	**371.9**	374.9	**371.9**	374.9
	1,181.3	1,454.1	**371.9**	374.9
	1,655.0	1,559.1	**371.9**	479.9
Weighted average effective interest rates (%) per annum that were effective during the year:				
- bank borrowings				
- before interest rate swaps	**3.1**	4.8	**-**	-
- after interest rate swaps	**5.4**	5.9	**-**	-
- loans from holding company	**7.4**	7.5	**7.4**	7.5
Weighted average effective interest rates (%) per annum as at year end:				
- bank borrowings				
- before interest rate swaps	**3.1**	3.6	**-**	-
- after interest rate swaps	**5.1**	5.7	**-**	-
- loans from holding company	**7.4**	7.4	**7.4**	7.4
Currency in which total borrowings are denominated in:				
- US Dollar	**1,061.5**	858.8	**-**	-
- Singapore Dollar	**221.6**	220.4	**-**	-
- Ringgit Malaysia	**371.9**	479.9	**371.9**	479.9
	1,655.0	1,559.1	**371.9**	479.9

23. BORROWINGS (Cont'd)

The maturity profile and exposure of the borrowings of the Group to interest rate risk are as follows:

	Borrowings		
	Total	Floating interest rate	Fixed interest rate
As at 31 December 2002			
Before interest rate swap			
- less than 1 year	**473.7**	**252.1**	**221.6**
- more than 1 year and less than 2 years	**422.3**	**422.3**	**-**
- more than 2 years and less than 5 years	**759.0**	**759.0**	**-**
	1,655.0	**1,433.4**	**221.6**
After interest rate swap			
- less than 1 year	**473.7**	**76.3**	**397.4**
- more than 1 year and less than 2 years	**422.3**	**422.3**	**-**
- more than 2 years and less than 5 years	**759.0**	**379.0**	**380.0**
	1,655.0	**877.6**	**777.4**
As at 31 December 2001			
Before interest rate swap			
- less than 1 year	105.0	105.0	-
- more than 1 year and less than 2 years	471.2	250.8	220.4
- more than 2 years and less than 5 years	982.9	982.9	-
	1,559.1	1,338.7	220.4
After interest rate swap			
- less than 1 year	105.0	105.0	-
- more than 1 year and less than 2 years	471.2	76.0	395.2
- more than 2 years and less than 5 years	982.9	678.9	304.0
	1,559.1	859.9	699.2

The fair values of the bank borrowings at the Balance Sheet date approximate their carrying amounts.

As at 31 December 2002, the exposure of the borrowings of the Group to interest rate changes and the periods in which the borrowings reprice are as follows:

		Repricing Periods			
	Total	1 to 3 months	More than 3 months and less than 1 year	More than 1 year and less than 2 years	More than 2 years and less than 5 years
Total borrowings	**1,655.0**	**1,433.4**	**221.6**	**-**	**-**
Movement in repricing periods due to interest rate swap	**-**	**(555.8)**	**175.8**	**-**	**380.0**
	1,655.0	**877.6**	**397.4**	**-**	**380.0**

24. SHARE CAPITAL

	2002	2001
Authorised 1,600.0 million ordinary shares of 50 sen each	**800.0**	800.0
Issued and fully paid 1,091.8 million ordinary shares of 50 sen each	**545.9**	545.9

24. SHARE CAPITAL (Cont'd)

As at 31 December 2002, the Company has 100,000 (2001: 1,502,000) and 14,397,000 (2001: Nil) unissued ordinary shares outstanding under "The Resorts World Employees' Share Option Scheme for Executives" ("Previous ESOS") and "The Executive Share Option Scheme For Eligible Executives of Resorts World Bhd and its subsidiaries" ("New ESOS") respectively.

The outstanding options granted under the Previous ESOS in the previous financial years are exercisable as follows:

Exercisable Period		Subscription Price per Share
From	To	RM
22 September 1999	22 September 2004	16.77

At an Extraordinary General Meeting ("EGM") of the Company held on 21 February 2002, the shareholders of the Company approved the New ESOS. The New ESOS became effective on 12 August 2002 for a duration of 10 years terminating on 11 August 2012. The option holders of the previous ESOS are allowed to participate in the New ESOS provided they relinquish their outstanding option under the previous ESOS.

At another EGM held on 25 June 2002, the draft Bye-Laws of the New ESOS was further amended such that the total number of new shares to be offered under the New ESOS Scheme shall not exceed 2.5% of the issued and paid-up share capital of the Company at any time of the offer but the shareholders of the Company may at any time during the tenure of the Scheme, by ordinary resolution increase the total number of new shares to be offered under the Scheme up to 5% of the issued and paid-up share capital of the Company at the time of the offer.

On 2 September 2002 and 29 November 2002, options were offered pursuant to the New ESOS and the outstanding options granted are exercisable as follows:

Option Expiry Date	Subscription Price Per Share RM	No. of Unissued Shares
11 August 2012	10.32	14,157,000
11 August 2012	8.50	240,000
		14,397,000

The option granted under the New ESOS can only be exercised by option holders in the third year from the date of offer and the number of new shares comprised in the option which the option holders can subscribe for from the third year onwards shall at all times be subject to the following maximum percentage of new shares comprised in the options:

Year 3 to 9	:	12.5% rounded up to the next 1,000 shares for each of the year
Year 10	:	12.5% or balance of all options allotted

25. RESERVES

	Group		Company	
	2002	2001	**2002**	2001
Non-Distributable Reserves:				
Share Premium	**33.3**	33.3	**33.3**	33.3
Capital Redemption Reserves	**0.1**	0.1	**-**	-
Reserve on Exchange Differences	**2.9**	4.2	**-**	-
Distributable Reserves:				
Unappropriated Profit	**3,241.9**	2,729.0	**4,606.4**	4,118.1
	3,278.2	2,766.6	**4,639.7**	4,151.4

Based on the prevailing tax rate applicable to dividends, the estimated tax credit position is sufficient to frank RM3,684.2 million (2001: RM3,271.0 million) of the Company's unappropriated profit if distributed by way of dividends without additional tax liabilities being incurred.

In addition, the Company has tax exempt income as at 31 December 2002, available to frank as tax exempt dividends arising mainly from the Promotions of Investment Act, 1986 and the Income Tax (Amendment) Act, 1999 relating to tax on income earned in 1999 being waived, amounting to approximately RM1,760.1 million (2001: RM1,751.6 million). The estimated tax credit and tax exempt income are subject to agreement by the Inland Revenue Board.

26. OTHER LONG TERM LIABILITY

Other long term liability represents the advance membership fees relating to fees received on sale of time share units by a subsidiary company offering a time-share ownership scheme.

27. DEFERRED TAXATION

	Group		Company	
	2002	2001	**2002**	2001
Excess of capital allowances over depreciation	**76.7**	46.2	**74.8**	46.1
Timing differences arising from provision	**(21.3)**	(19.9)	**(20.6)**	(19.9)
	55.4	26.3	**54.2**	26.2

Subject to agreement by the Inland Revenue Board, the Group has potential deferred tax benefits, of which the tax effects not taken up in the financial statements, as follows:

	2002	2001
Unutilised tax losses	**18.7**	18.2
Unutilised capital allowances	**83.4**	65.0

28. PROVISION FOR RETIREMENT GRATUITIES

	Group		Company	
	2002	2001	**2002**	2001
Beginning of the year	**96.4**	100.0	**95.2**	99.2
Charged to income statement	**23.9**	0.4	**23.5**	0.4
Paid during the year	**(0.3)**	(0.2)	**(0.2)**	(0.2)
Provision no longer required	**-**	(3.8)	**-**	(4.2)
End of the year	**120.0**	96.4	**118.5**	95.2

29. EARNINGS PER SHARE

	Group	
	2002	2001
a) **Basic earnings per share**		
Net profit for the financial year (RM'million)	**642.6**	351.9
Weighted average number of ordinary shares in issue	**1,091,843,334**	1,091,843,334
Basic earnings per share (sen)	**58.9**	32.2
b) **Diluted earnings per share**		
Net profit for the financial year (RM'million)	**642.6**	351.9
Weighted average number of ordinary shares adjusted as follows:		
Weighted average number of ordinary share in issue	**1,091,843,334**	1,091,843,334
Adjustment for share options granted to executives of the Company	**6,960**	-
Adjusted weighted average number of ordinary shares in issue	**1,091,850,294**	1,091,843,334
Diluted earnings per share (sen)	**58.9**	Not Applicable

30. FINANCIAL INSTRUMENTS

As at the end of the current financial year, the Group has the following financial instruments:

a) Borrowings

The Group has the following borrowings as disclosed in Note 23:

i) Foreign currency borrowings

			Foreign currency ('million)			Equivalent RM ('million)
Currency	Start date	Maturity dates	Hedged	Unhedged	Total	Total
Singapore Dollar	26/05/2000	26/05/2003	100.0	-	100.0	221.6
US Dollar	16/06/2000	16/06/2003	26.0	-	26.0	99.4
US Dollar	25/04/2001	25/04/2003	40.0	-	40.0	152.7
US Dollar	25/04/2001	25/04/2005 to 25/04/2006	-	160.0	160.0	608.0
US Dollar	27/11/2002	27/11/2004 to 27/11/2007	-	53.0	53.0	201.4
Total						1,283.1

The Singapore Dollar ("SGD") and US Dollar ("USD") borrowings as shown above, which are obtained by three wholly owned subsidiaries of the Company. These borrowings are guaranteed by the Company and are repayable in full on the respective maturity dates.

The Group entered into two Cross Currency Swap ("CCS) agreements, the first on the start date of the SGD borrowing and the second on 3 August 2000. The effect of the two CCS agreements is to convert the SGD borrowing into a fixed rate USD58.0 million liability. The swaps terminate on the maturity of the borrowing, which is 26 May 2003.

A portion of the USD borrowings, including the USD58.0 million liability, was subsequently hedged into Ringgit Malaysia using forward foreign exchange contracts. These contracts amounting to RM473.7 million have been included in the outstanding forward foreign exchange contracts in Note (c) below. The foreign currency exposure has been hedged to the extent permitted by the Central Bank's exchange control regulations.

The fair value of the outstanding CCS agreements of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM4.6 million.

ii) Local currency borrowings

The local currency borrowings of RM371.9 million represents loan from Genting Berhad.

b) Interest Rate Swaps ("IRS")

The Group has entered into IRS contracts to manage the exposure of its borrowings to interest rate risks. With the IRS agreements, the Group receives interest at floating rate based on three months SIBOR or LIBOR and pays interest at fixed rates on the agreed notional principal amounts.

As at the current financial year end, the terms and notional principal amounts of the outstanding interest rates swap contracts of the Group are as follows:

	USD ('million)	Equivalent RM ('million)
Within one year	46.0	175.8
More than one year and less than 5 years	100.0	380.0
	146.0	555.8

30. FINANCIAL INSTRUMENTS (Cont'd)

b) Interest Rate Swaps ("IRS") (Cont'd)

The effect of the above interest rate swaps is to effectively fix the interest rate payable on part of the foreign currencies borrowings mentioned in Note (a) above.

The fair value of the outstanding interest rate swap contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM33.2 million.

c) Forward Foreign Currency Contracts

As at the end of the current financial year, the outstanding forward foreign exchange contracts are as follows:

Currency	Transactions dates	Expiry Dates	Contract Amounts ('million)	Equivalent RM ('million)
USD	04/04/2002 to 02/10/2002	26/02/2003 to 25/07/2003	131.0	500.4

As foreign currency contracts are entered into to cover the Group's commitments in foreign currencies, the contracted rates will be used to translate the underlying foreign currency transactions into Ringgit Malaysia. The above contracts are entered into with licensed banks.

The fair value of the forward foreign currency contracts of the Group which has not been recognised at the balance sheet date was an unfavourable net position of RM83,000.

31. PRIOR YEAR ADJUSTMENT

During the financial year, the Group changed its accounting policy with respect to the recognition of liabilities in compliance with the new MASB Standard 19 "Events After the Balance Sheet Date".

In previous years, dividend was accrued as a liability when proposed by directors. The Group has now changed this accounting policy to recognise dividend in shareholders' equity in the year in which the obligation to pay is established in accordance with MASB Standard 19. Therefore, final dividend is now accrued as a liability after approval by shareholders at the Annual General Meeting.

This change in accounting policy has been accounted for retrospectively and has the effect on the Group's and Company's financial statements as follows:

	As previously reported	Effect of change in policy	As restated
Group			
At 31 December 2001:			
- unappropriated profit	2,666.1	62.9	2,729.0
- proposed final dividend	62.9	(62.9)	-
Company			
At 31 December 2001:			
- unappropriated profit	4,055.2	62.9	4,118.1
- proposed final dividend	62.9	(62.9)	-

The above restatement of the Group's unappropriated profit for the year ended 31 December 2001 has the effect of increasing the Net Tangible Assets Per Share from RM2.98 to RM3.03.

32. CAPITAL COMMITMENTS

	Group		Company	
	2002	2001	**2002**	2001
Authorised property, plant and equipment expenditure not provided for in the financial statements:				
- contracted	**194.6**	24.2	**25.4**	-
- not contracted	**421.3**	4.0	**242.5**	4.0
	615.9	28.2	**267.9**	4.0

33. CONTINGENT LIABILITY (UNSECURED)

At 31 December 2002, the Company had contingent liability in respect of guarantees issued to financial institutions for loan facilities extended to subsidiary companies as follows:

(a) Euro Medium Term Notes issued by a subsidiary company amounting to RM319.2 million (2001: RM319.2 million).

(b) Term Loan Facility granted to a subsidiary company amounting to RM760.0 million (2001: RM760.0 million).

(c) Term Loan Facility granted to a subsidiary company amounting to RM201.4 million (2001: Nil).

The details of the loans are disclosed in Note 23 and Note 30. It is anticipated that no material liabilities will arise as a result of these guarantees.

34. SIGNIFICANT RELATED PARTY DISCLOSURES

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant related party transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties unless otherwise stated.

The immediate and ultimate holding company of the Company is Genting Berhad, a company incorporated in Malaysia.

Tan Sri Lim Goh Tong is the Chairman of both the Company and Genting Berhad.

Tan Sri Lim Kok Thay, a son of Tan Sri Lim Goh Tong, is the President and Chief Executive of the Company and Genting Berhad; the Chairman of Star Cruises Limited, an associated company of the Company and the Chairman of Genting International PLC, a fellow subsidiary of the Company.

Quah Chek Tin, the Executive Director and Chief Operating Officer of the Company, is the Executive Director of Genting Berhad and the Alternate Director of Genting International PLC.

Justin Tan Wah Joo, the Executive Director and Executive Vice President – Leisure & Hospitality of the Company, is the Managing Director of Genting International PLC; and the Director of E-Genting Holdings Sdn Bhd, E-Genting Sdn Bhd and Genting Information Knowledge Enterprise Sdn Bhd, the fellow subsidiaries of the Company.

(a) Rendering of services

	2002	2001
Group		
Rendering of services to:		
Star Cruises Limited and its subsidiaries; an associated company (air ticket and transportation services)	**3.1**	3.8
Genting Berhad and its subsidiaries (air ticket and transportation services)	**0.5**	1.0

Sales to Star Cruises Limited and its subsidiaries and Genting Berhad and its subsidiaries are aggregated respectively because these transactions are similar in nature within the group and no single transaction is significant enough to warrant separate disclosure.

(b) Purchase of goods and services

		2002	2001
Group			
Purchase of goods from:			
- E-Genting Holdings Sdn Bhd (information technology products); a fellow subsidiary company		**6.4**	8.3
Purchase of services from:			
- Genting Berhad	(i)	**3.7**	3.4
- Genting Information Knowledge Enterprise Sdn Bhd	(ii)	**11.7**	11.5
- E-Genting Sdn Bhd	(iii)	**6.8**	7.4
- Genting World Card Services Sdn Bhd (formerly known as Genting Card Services Sdn Bhd)	(iv)	**5.7**	5.1

34. SIGNIFICANT RELATED PARTY DISCLOSURES (Cont'd)

(i) Genting Berhad provides shared services in relation to tax, treasury, internal audit, corporate affairs, secretarial and human resource functions based on mutually agreed terms and prices.

(ii) Genting Information Knowledge Enterprise Sdn Bhd, a wholly-owned subsidiary of E-Genting Holdings Sdn Bhd which in turn is a fellow subsidiary company of the Company, provides information technology support and maintenance services for Customer Relationship Management solution; Web, eCommerce and other software and hardware related services as well as to provide services through Customer Interactive Centre based on mutually agreed terms and prices.

(iii) E-Genting Sdn Bhd, a wholly-owned subsidiary of E-Genting Holdings Sdn Bhd, provides information technology consultation, implementation, support and maintenance services for Enterprise Resource Planning solution, hardware shared services, system research and development and information technology related management and advisory services based on mutually agreed terms and price.

(iv) Genting WorldCard Services Sdn Bhd (formerly known as Genting Card Services Sdn Bhd), a wholly-owned subsidiary of E-Genting Holdings Sdn Bhd, provides management and promotion of loyalty program for Genting WorldCard based on mutually agreed terms and prices.

(c) Rental and related services

	2002	2001
Group		
Rental of premises to:		
- Oriregal Creations Sdn Bhd	**1.3**	1.2
Rental of premises from:		
- Oakwood Sdn Bhd, a fellow subsidiary company	**2.6**	2.2

The spouse of Tan Sri Lim Goh Tong is a director and substantial shareholder of Oriregal Creations Sdn Bhd ("Oriregal").

Rental of space to third parties is negotiated based on, amongst other factors, space, size, location and nature of businesses operated by the tenants. Businesses operated by Oriregal provide basic shopping facilities to visitors and basic canteen facilities primarily catered to staff working at Genting Highlands Resort. These facilities have been long established and the rentals have been negotiated on this basis taking into account the other aforementioned factors.

The rental charges to Oriregal are transacted at commercial rates except for the rental of premises at the Resort Hotel which is 23% lower than similar premises as they are located at a low traffic area.

(d) Licence agreement

During the financial year, the Group paid a total licensing fees of RM85.0 million (2001: RM75.2 million) to Genting Berhad for the use of name and accompanying logo of "Genting" and "Awana" based on agreed terms and prices.

(e) Sales and Marketing arrangements

During the financial year, the Group paid a total amount of RM 21.6 million (2001: RM18.4 million) to Genting International PLC, a fellow subsidiary company, for the services provided as the exclusive international sales and marketing coordinator for Genting Highlands Resort based on agreed terms and prices.

(f) Management agreements

	2002	2001
Group		
- Genting Hotel & Resorts Management Sdn Bhd	**237.2**	208.6
- Awana Hotels & Resorts Management Sdn Bhd	**1.9**	2.4

Genting Hotel & Resorts Management Sdn Bhd, a fellow subsidiary company, provides technical know-how and management expertise in the resort's operations for Genting Highlands Resort.

Awana Hotels & Resorts Management Sdn Bhd, a fellow subsidiary company, provides technical know-how and management expertise in the resort's operations for Awana chain of hotels and resorts as well as the Time Sharing Scheme for Awana Vacation Resorts Development Berhad.

The above services are undertaken on agreed terms and rates.

35. SUBSIDIARY COMPANIES

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
Direct Subsidiary Companies				
Genting Golf Course Bhd	100	100	Malaysia	Condotel and hotel business, golf resort and property development
First World Hotels & Resorts Sdn Bhd	100	100	Malaysia	Hotel business
Genting Highlands Berhad	100	100	Malaysia	Land and property development
Genting Utilities & Services Sdn Bhd	100	100	Malaysia	Provision of utilities services
Setiabahagia Sdn Bhd	100	100	Malaysia	Property investment
Setiaseri Sdn Bhd	100	100	Malaysia	Property investment
Vestplus Sdn Bhd	100	100	Malaysia	Property investment
Gentinggi Sdn Bhd	100	100	Malaysia	Investment holding
Sierra Springs Sdn Bhd	100	100	Malaysia	Investment holding
Resorts World Tours Sdn Bhd	100	100	Malaysia	Provision of tour and travel related services
Kijal Facilities Services Sdn Bhd	100	100	Malaysia	Property management
* Vestplus (Hong Kong) Limited	100	100	Hong Kong	Pre-operating
Leisure & Cafe Concept Sdn Bhd	100	100	Malaysia	Karaoke business
Genting Studio Sdn Bhd	100	100	Malaysia	Agent to procure/produce programmes
Resorts Tavern Sdn Bhd	100	100	Malaysia	Land and property development
Seraya Mayang Sdn Bhd	100	100	Malaysia	Investment holding
Genting Centre of Excellence Sdn Bhd	70	70	Malaysia	Training services
Genting Leisure Sdn Bhd	100	100	Malaysia	Investment holding
Genting Entertainment Sdn Bhd	100	100	Malaysia	Show agent
Genting Skyway Sdn Bhd	100	100	Malaysia	Provision of cable car services
Awana Vacation Resorts Development Berhad	100	100	Malaysia	Proprietary timeshare ownership scheme
Genting Theme Park Sdn Bhd	100	100	Malaysia	Pre-operating
* Vestplus (Thailand) Limited	91	91	Thailand	Pre-operating
Delquest Sdn Bhd	100	100	Malaysia	Investments
First World Entertainment Sdn Bhd	-	100	Malaysia	De-registered
First World Equities Sdn Bhd	-	100	Malaysia	De-registered
First World Food Services Sdn Bhd	-	100	Malaysia	De-registered
First World Leisure Sdn Bhd	-	100	Malaysia	De-registered
First World Management Services Sdn Bhd	-	100	Malaysia	De-registered
First World Theme Park Sdn Bhd	-	100	Malaysia	De-registered
Resorts World (Labuan) Limited	100	100	Labuan, Malaysia	General trading
RWB (Labuan) Limited	100	100	Labuan, Malaysia	General trading
Resorts International (Labuan) Limited	100	-	Labuan, Malaysia	General trading
Ikhlas Tiasa Sdn Bhd	100	-	Malaysia	Pre-operating
Resorts World Spa Sdn Bhd (formerly known as Gracepac Sdn Bhd)	100	-	Malaysia	Pre-operating
Indirect Subsidiary Companies				
Resorts Facilities Services Sdn Bhd (formerly known as Genting Property Management Sdn Bhd)	100	100	Malaysia	Property management
Genasa Sdn Bhd	100	100	Malaysia	Sale and letting of apartment
Gentasa Sdn Bhd	100	100	Malaysia	Pre-operating
Gentas Sdn Bhd	100	100	Malaysia	Pre-operating
Genmas Sdn Bhd	100	100	Malaysia	Pre-operating
Genas Sdn Bhd	100	100	Malaysia	Pre-operating
Genawan Sdn Bhd	100	100	Malaysia	Pre-operating
Gensa Sdn Bhd	100	100	Malaysia	Pre-operating
Gentinggi Quarry Sdn Bhd	100	100	Malaysia	Pre-operating
* Resorts World Limited	100	100	Isle of Man	Investment holding
* R.W. Investments Limited	100	100	Isle of Man	Dormant

35. SUBSIDIARY COMPANIES (Cont'd)

	Effective Percentage of Ownership		Country of Incorporation	Principal Activities
	2002	2001		
* Resorts Overseas Investments Limited	100	100	Isle of Man	Investment holding
Rantau Cempaka (M) Sdn Bhd	-	100	Malaysia	De-registered
Genting World Sdn Bhd	100	100	Malaysia	Leisure and entertainment business
Kijal Resort Sdn Bhd	100	100	Malaysia	Property development and property management
Widuri Pelangi Sdn Bhd	100	100	Malaysia	Golf resort and hotel business
* Lafleur Limited	100	100	Isle of Man	Investment holding
Genting Administrative Services Sdn Bhd	100	100	Malaysia	Investment holding
Resorts World Properties Sdn Bhd	100	100	Malaysia	Investment holding
Papago Sdn Bhd	100	100	Malaysia	Resorts and hotel business
Merriwa Sdn Bhd	100	100	Malaysia	Pre-operating
Nippontech Resources Sdn Bhd	-	100	Malaysia	De-registered
Twinmatics Sdn Bhd	100	100	Malaysia	Pre-operating
Twinsurf Sdn Bhd	-	100	Malaysia	De-registered
Dutabay Sdn Bhd	-	100	Malaysia	De-registered
Bandar Pelabuhan Sdn Bhd	60	60	Malaysia	Investment holding
Twinkle Glow Sdn Bhd	60	60	Malaysia	Pre-operating
Tullamarine Sdn Bhd	60	60	Malaysia	Pre-operating
Jomara Sdn Bhd	60	60	Malaysia	Pre-operating
Sweet Bonus Sdn Bhd	60	60	Malaysia	Pre-operating
Vintage Action Sdn Bhd	60	60	Malaysia	Pre-operating
Yarrawin Sdn Bhd	60	60	Malaysia	Pre-operating
Hitechwood Sdn Bhd	60	60	Malaysia	Pre-operating
Rapallo Sdn Bhd	60	60	Malaysia	Pre-operating
Laserwood Sdn Bhd	60	60	Malaysia	Pre-operating
Space Fair Sdn Bhd	60	60	Malaysia	Pre-operating
Waxwood Sdn Bhd	60	60	Malaysia	Dormant
Neutrino Space Sdn Bhd	60	60	Malaysia	Pre-operating
Possible Affluent Sdn Bhd	60	60	Malaysia	Pre-operating

* The financial statements of these companies are audited by overseas firms / Chartered Accountant affiliated with Messrs. PricewaterhouseCoopers, Malaysia.

STATEMENT ON DIRECTORS' RESPONSIBILITY

Pursuant To Paragraph 15.27(a) Of The Listing Requirements Of The Kuala Lumpur Stock Exchange

As required under the Companies Act, 1965 ("Act"), the Directors of Resorts World Bhd have made a statement expressing an opinion on the financial statements. The Board is of the opinion that the financial statements have been drawn up in accordance with applicable approved accounting standards in Malaysia so as to give a true and fair view of the financial position of the Group and of the Company for the financial year ended 31 December 2002.

In the process of preparing these financial statements, the Directors have reviewed the accounting policies and practices to ensure that they were consistently applied throughout the year. In cases where judgement and estimates were made, they were based on reasonableness and prudence.

Additionally, the Directors have relied on the system of internal controls to ensure that the information generated for the preparation of the financial statements from the underlying accounting records is accurate and reliable.

This statement is made in accordance with a resolution of the Board dated 3 March 2003.

STATUTORY DECLARATION

Pursuant To Section 169(16) Of The Companies Act, 1965

I, **KOH POY YONG**, the Officer primarily responsible for the financial management of **RESORTS WORLD BHD**, do solemnly and sincerely declare that the financial statements set out on pages 36 to 66 are, to the best of my knowledge and belief, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

Subscribed and solemnly declared by the abovenamed)
KOH POY YONG at KUALA LUMPUR on 3 March 2003) **KOH POY YONG**

Before me,

DATO' NG MANN CHEONG
Commissioner for Oaths
Kuala Lumpur

◦ REPORT OF THE AUDITORS ◦

To The Members Of Resorts World Bhd

We have audited the financial statements set out on pages 36 to 66. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of :

  i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  ii) the state of affairs of the Group and Company as at 31 December 2002 and of the results and cash flows of the Group and Company for the financial year ended on that date; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiaries of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

The names of the subsidiary companies of which we have not acted as auditors are indicated in Note 35 to the financial statements. We have considered the financial statements of these subsidiary companies and the auditors' reports thereon.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the Company's financial statements are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under subsection (3) of Section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF-1146)
Chartered Accountants

LEE TUCK HENG
(No. 2092/09/04(J))
Partner of the firm

Kuala Lumpur
3 March 2003

TEN-YEAR SUMMARY

Amount in RM million unless otherwise stated	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
Revenue	**2,781.5**	2,503.1	2,337.9	2,178.5	2,514.9	3,038.7	2,105.9	1,867.0	1,925.2	1,704.5
Profit / [loss] from ordinary activities before taxation	**939.6**	605.4	(646.6)	648.1	371.8	1,090.9	802.9	736.2	792.2	617.4
Taxation	**(297.4)**	(253.9)	(229.5)	(2.3)	(222.4)	(224.5)	(233.2)	(190.0)	(236.5)	(166.2)
Profit / [loss] from ordinary activities after taxation	**642.2**	351.5	(876.1)	645.8	149.4	866.4	569.7	546.2	555.7	451.2
Net profit / [loss] for the financial year	**642.6**	351.9	(876.5)	645.8	149.0	867.3	569.7	546.2	555.7	451.2
Share Capital	**545.9**	545.9	545.9	545.9	545.9	545.9	545.9	545.9	545.9	542.8
Unappropriated Profit	**3,241.9**	2,729.0	2,502.9	3,521.0	3,008.8	3,017.0	2,306.4	1,885.8	1,487.0	1,061.8
Others Reserves	**36.3**	37.6	37.6	37.5	37.5	33.3	33.3	33.3	33.3	33.3
Shareholders' Equity	**3,824.1**	3,312.5	3,086.4	4,104.4	3,592.2	3,596.2	2,885.6	2,465.0	2,066.2	1,637.9
Minority Interest	**9.7**	10.1	10.5	183.1	11.7	1.2	1.3	1.3	1.3	-
Long Term Liabilities	**1,381.6**	1,596.5	453.8	129.4	119.6	113.0	80.9	70.5	57.6	48.1
Capital Employed	**5,215.4**	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8	2,125.1	1,686.0
Property, Plant and Equipment	**3,226.1**	3,261.4	2,915.3	2,561.3	2,389.7	2,168.3	1,779.1	1,415.7	1,132.8	936.9
Real Property Assets	**201.2**	202.5	202.1	220.8	219.1	217.5	215.9	198.2	197.0	192.6
Investment Properties	**-**	-	-	-	76.4	76.4	79.7	80.8	79.7	81.9
Associated Company	**1,910.4**	1,591.9	1,564.9	998.8	920.1	-	-	-	-	5.3
Other Long Term Investments	**3.2**	3.6	110.4	162.6	2.2	116.2	2.2	2.2	2.1	2.1
Long Term Receivables	**13.8**	12.1	10.1	3.7	-	-	-	-	-	-
	5,354.7	5,071.5	4,802.8	3,947.2	3,607.5	2,578.4	2,076.9	1,696.9	1,411.6	1,218.8
Net Current (Liabilities) / Assets	**(139.3)**	(152.4)	(1,252.1)	469.7	116.0	1,132.0	890.9	839.9	713.5	467.2
Employment of Capital	**5,215.4**	4,919.1	3,550.7	4,416.9	3,723.5	3,710.4	2,967.8	2,536.8	2,125.1	1,686.0
Basic earnings / [loss] per share (sen) *	**58.9**	32.2	(80.3)	59.2	13.6	79.4	52.2	50.0	51.1	41.6
Net dividend per share (sen) *	**12.6**	11.5	11.5	13.0	12.2	14.6	14.4	13.7	13.0	11.4
Dividend cover (times)	**4.7**	2.8	N/A	4.6	1.1	5.4	3.6	3.6	3.9	3.6
Current ratio	**0.9**	0.8	0.3	1.8	1.1	2.6	2.5	2.7	2.6	2.2
Net tangible assets per share (RM)*	**3.50**	3.03	2.83	3.76	3.29	3.29	2.64	2.26	1.90	1.51
Return / [loss] (after tax and minority interests on average shareholders' equity - %)	**18.0**	11.0	(24.4)	16.8	4.1	26.8	21.3	24.1	30.0	31.2
Market share price *										
- highest (RM)	**12.00**	7.95	15.50	18.00	9.55	13.30	15.90	17.80	18.00	17.50
- lowest (RM)	**6.05**	5.00	5.70	8.75	2.85	4.08	11.30	11.00	12.60	7.00

Certain figures relating to the previous years have been reclassified / adjusted to conform with the current year's presentation.

* Adjusted to reflect the increased number of ordinary shares of the Company.

N/A : Not Applicable

◦ LIST OF PROPERTIES HELD ◦

As At 31 December 2002

	LOCATION	TENURE	APPROXIMATE AREA	DESCRIPTION	NET BOOK VALUE AS AT 31 DEC 2002 (RM'million)	AGE OF BUILDING (Years)	YEAR OF ACQUISITION
STATE OF PAHANG DARUL MAKMUR							
1	Genting Highlands, Bentung	Freehold	Built-up : 100,592 sq.metres	18-storey Genting Hotel Complex	205.7	21	1982
2	Genting Highlands, Bentung	Freehold	Built-up : 95,485 sq.metres	23-storey Resort Hotel & Car Park II	144.6	10	1992
3	Genting Highlands, Bentung	Freehold	Built-up : 330,149 sq.metres	22-storey First World Hotel & Car Park V (Phase 1)	785.7	3	2000
4	Genting Highlands, Bentung	Freehold	Built-up : 20,516 sq.metres	23-storey Awana Tower Hotel	27.7	9	1993
5	Genting Highlands, Bentung	Freehold	Built-up : 19,688 sq.metres	10-level Theme Park Hotel	36.9	31	1989
6	Genting Highlands, Bentung	Freehold	Built-up : 11,902 sq.metres	10-level Theme Park Hotel - Valley Wing	12.6	27	1989
7	Genting Highlands, Bentung	Freehold	Built-up : 29,059 sq.metres	16-storey Residential Staff Complex I	10.9	19	1989
8	Genting Highlands, Bentung	Freehold	Built-up : 28,804 sq.metres	19-storey Residential Staff Complex II	18.5	10	1992
9	Genting Highlands, Bentung	Freehold	Built-up : 89,392 sq.metres	16-storey Residential Staff Complex III & Car Park III	70.4	10	1992
10	Genting Highlands, Bentung	Freehold	Built-up : 41,976 sq.metres	25-storey Residential Staff Complex V	60.3	6	1996
11	Genting Highlands, Bentung	Freehold	Built-up : 4,119 sq.metres	5-storey Ria Staff Residence	0.7	30	1989
12	Genting Highlands, Bentung	Freehold	Built-up : 4,109 sq.metres	5-storey Sri Layang Staff Residence	22.5	8	1989
13	Genting Highlands, Bentung	Freehold	Built-up : 18,397 sq.metres	8-level Car Park I	2.3	19	1989
14	Genting Highlands, Bentung	Freehold	Built-up : 1,086 sq.metres	5-storey Bomba Building	0.9	19	1989
15	Genting Highlands, Bentung	Freehold	Built-up : 1,503 sq.metres	Petrol Station	2.6	4	1999
16	Genting Highlands, Bentung	Freehold	Built-up : 4,151 sq.metres	3-storey Lakeside Teahouse	4.1	15	1989
17	Genting Highlands, Bentung	Freehold	Lake : 2 hectares	Man-made Lake	0.7	-	1989
18	Genting Highlands, Bentung	Freehold	Built-up : 2,769 sq.metres	4-storey Staff Recreation Centre	3.6	10	1992
19	Genting Highlands, Bentung	Freehold	Built-up : 540 sq.metres	1 unit of Kayangan Apartment	0.2	22	1989
				1 unit of Kayangan Apartment	0.2	22	1990
20	Genting Highlands, Bentung	Freehold	Built-up : 7,666 sq.metres	Awana Golf & Country Resort Complex	21.8	16	1989
21	Genting Highlands, Bentung	Freehold	Built-up : 17,010 sq.metres	174 units of Awana Condominium	27.4	16	1989
22	Genting Highlands, Bentung	Freehold	Built-up : 10,243 sq.metres	92 units of Ria Apartment (Pahang Tower)	15.2	16	1989
23	Genting Highlands, Bentung	Freehold	Land : 3,286 hectares	7 plots of land & improvements	263.9	-	1989
				1 plot of land & improvements	6.0	-	1996
				10 plots of land & improvements	52.1	-	1989
				1 plot of land & improvements	0.1	-	1991
				66 plots of land & improvements	154.7	-	1989
				3 plots of land & improvements	23.0	-	2002
				13 plots of land & improvements	9.4	-	1996
24	Genting Highlands, Bentung	Leasehold (unexpired lease period of 91 years)	Land : 6 hectares	2 plots of land & improvements	0.4	-	1994
25	Genting Highlands, Bentung	Leasehold (unexpired lease period of 56 years)	Land : 5 hectares	3 plots of land	0.6	-	1995
26	Genting Highlands, Bentung	Leasehold (unexpired lease period of 88 years)	Land : 3 hectares	1 plot of educational land	1.3	-	2000
27	Bukit Tinggi, Bentung	Leasehold (unexpired lease period of 92 years)	Built-up : 49 sq.metres	1 unit of Meranti Park Apartment, Bukit Tinggi Resort	0.1	3	1999
28	Mentakab, Temerloh	Freehold	Land : 84 hectares	Vacant housing development land	5.9	-	1989
STATE OF SELANGOR DARUL EHSAN							
1	Genting Highlands, Hulu Selangor	Freehold	Built-up : 149,941 sq.metres	28-storey Highlands Hotel & Car Park IV	457.4	6	1997
2	Genting Highlands, Hulu Selangor	Freehold	Land : 6 hectares	1 plot of building land	6.1	-	1993
			Built-up : 47,715 sq.metres	5-storey Genting Skyway Station Complex with 4-level of basement carpark	77.6	6	1997
3	Genting Highlands, Hulu Selangor	Freehold	Built-up : 3,008 sq.metres	2-storey and 4-storey Gohtong Jaya Security Buildings	6.4	5	1998
4	Genting Highlands, Hulu Selangor	Freehold	Built-up : 8,485 sq.metres	75 units of Ria Apartment (Selangor Tower)	12.3	16	1989
5	Genting Highlands, Hulu Selangor	Freehold	Land : 598 hectares	3 plots of building land	12.3	-	1989
				10 plots of building land	42.0	-	1996
				7 plots of building land	10.4	-	1993
6	Genting Highlands, Gombak	Freehold	Land : 394 hectares	2 plots of vacant building land	28.8	-	1996
7	Batang Kali, Hulu Selangor	Freehold	Land : 9 hectares	1 plot of vacant agriculture land	2.3	-	1994
8	Ulu Yam, Hulu Selangor	Freehold	Land : 38 hectares	1 plot of vacant building land	16.3	-	1994
9	Ulu Yam, Hulu Selangor	Freehold	Land : 4 hectares	3 plots of vacant agriculture land	1.1	-	1994
10	Pulau Indah, Klang	Leasehold (unexpired lease period of 93 years)	Land : 47 hectares	13 plots of vacant industrial land & improvements	47.9	-	1997
FEDERAL TERRITORY OF KUALA LUMPUR							
1	Taman U Thant, Kuala Lumpur	Freehold	Built-up : 178 sq.metres	1 unit of Desa Angkasa Apartment	0.2	16	1988
STATE OF TERENGGANU DARUL IMAN							
1	Kijal, Kemaman	Leasehold (unexpired lease period of 89 years)	Land : 262 hectares	4 plots of resort/property development land	46.8	-	1997
			Land : 51 hectares	18-hole Awana Kijal Golf Course	12.3	-	1997
			Built-up : 35,563 sq.metres	7-storey Awana Kijal Hotel	122.3	6	1997
			Built-up : 1,854 sq.metres	28 units of Baiduri Apartment	2.8	8	1997
			Built-up : 7,278 sq.metres	96 units of Angsana Apartment	11.8	7	1997
		Leasehold (unexpired lease period of 89 years)	Land : 18 hectares	17 plots of resort/property development land	1.2	-	2002
		Leasehold (unexpired lease period of 99 years)	Land : 10 hectares	1 plot of resort/property development land	1.8	-	1997
STATE OF KEDAH DARUL AMAN							
1	Tanjung Malai, Langkawi	Leasehold (unexpired lease period of 85 years)	Land : 14 hectares	5 plots of building land	11.8	-	1997
			Built-up : 14,387 sq.metres	3-storey Awana Langkawi Hotel Cultural / Sports Centre, Maritime / Entertainment Centre	46.0	5	1997

GROUP OFFICES

GROUP HEAD OFFICE

Genting Berhad
Wisma Genting, Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 2288/2032 2288
Fax : 03 – 2161 5304
Telex : GHHB MA 30022
E-mail : gbinfo@genting.com.my
Website : www.genting.com.my

CORPORATE OFFICES

Resorts World Bhd
Awana Hotels & Resorts
23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2161 3833/2032 3833
Fax : 03 – 2161 5304/2032 2633
Telex : GHHB MA 30022
E-mail : rwbinfo@genting.com.my
Websites: www.genting.com.my
www.awana.com.my

Star Cruises Limited
Suite 1501, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : (852) 2378 2000
Fax : (852) 2314 3809
Website : www.starcruises.com

RESORTS

Genting Highlands Resort
69000 Pahang, Malaysia
Tel : 03 – 6101 1118
Fax : 03 – 6101 1888

Awana Genting Highlands Golf & Country Resort
8th Mile, Genting Highlands,
69000 Pahang, Malaysia
Tel : 03 – 6101 3015
Fax : 03 – 6101 3535
E-mail : agh@resorts.com.my

Awana Kijal Golf, Beach & Spa Resort
KM. 28, Jalan Kemaman-Dungun,
24100 Kijal, Kemaman,
Terengganu, Malaysia
Tel : 09 – 864 1188
Fax : 09 – 864 1688
E-mail : awanakij@tm.net.my

Awana Porto Malai, Langkawi
Tanjung Malai, 07000 Langkawi,
Kedah, Malaysia
Tel : 04 – 955 5111
Fax : 04 – 955 5222
E-mail : apml@resorts.com.my

Star Cruises
Star Cruises Terminal,
Pulau Indah, Pelabuhan Barat,
42000 Pelabuhan Klang,
Selangor, Malaysia
Tel : 03 – 3101 1333
Fax : 03 – 3101 1222
E-mail : starcare@starcruises.com.my
Website : www.starcruises.com

SALES & RESERVATIONS OFFICES

Customer Interaction Centre (CIC)
Genting Highlands Resort
(For rooms, concerts & shows, Genting WorldCard, themepark ride tickets, transportation, airline ticketing/tours, Star Cruises, Awana Vacation Resorts)
Genting One Hub
Lower Ground Floor, Wisma Genting
28, Jalan Sultan Ismail
50250, Kuala Lumpur, Malaysia
Tel : 03 – 2718 1118
Fax : 03 – 2718 1888
Toll Free Line : 1 800 18 1118
Reservations E-mail:
customercare@genting.com.my
Membership E-mail:
gwcard@genting.com.my

Penang Office
Unit 10-1 AB, 10th Floor,
IP Tower, Island Plaza,
118 Jalan Tanjung Tokong,
10470 Penang, Malaysia
Tel : 04 – 890 2300
Fax : 04 – 890 2500

Ipoh Office
11A, 1st Floor, Persiaran Greentown 8,
Greentown Business Centre,
30450 Ipoh,
Perak, Malaysia
Tel : 05 – 243 2988
Fax : 05 – 243 6988

Johor Bahru Office
1F- Ground Floor, Jalan Maju,
Taman Maju Jaya,
80400 Johor Bahru, Malaysia
Tel : 07 – 334 4555
Fax : 07 – 334 4666

Kuching Office
Shoplot 19, Ground Floor,
Wisma Phoenix,
Song Thian Cheok Road,
93100 Kuching, Sarawak,
Malaysia
Tel : 082 – 412 522
Fax : 082 – 412 022

Property Sales
- Awana Condominium
- Ria Apartments
Tel : 03 – 2161 3833
Fax : 03 – 2163 5097

CONVENTION SALES

23rd Floor, Wisma Genting,
Jalan Sultan Ismail,
50250 Kuala Lumpur, Malaysia
Tel : 03 – 2030 6686
Fax : 03 – 2162 1551
E-mail : convsale@genting.com.my

Genting International Convention Centre
Website: http://mice.egenting.com

OTHER SERVICES

Genting Transport Reservations Centre
(For buses and limousines)
Lot 1988/4888,
Jalan Segambut Tengah,
51200 Kuala Lumpur, Malaysia
Tel : 03 – 6251 8398/6253 1815
Fax : 03 – 6251 8399

Limousine Service Counter
(KLIA Sepang)
Arrival Level 3, Main Terminal Building,
KL International Airport,
64000 KLIA Sepang,
Selangor, Malaysia
Tel : 03 – 8776 6753
Fax : 03 – 8787 3873

Limousine Service Counter
(Genting Highlands)
Highlands Hotel,
69000 Genting Highlands Resort,
Malaysia
Tel : 03 – 6101 1118
ext : 58771/7750/7916

OVERSEAS

Singapore

Genting International (S) Pte Ltd
268, Orchard Road, #08-02/04,
Singapore 238856
Tel : 02 – 6734 2735
Fax : 02 – 6737 7260

Hong Kong SAR

Genting International PLC
Suite 1503, Ocean Centre,
5, Canton Road, Tsimshatsui,
Kowloon, Hong Kong SAR
Tel : 852 – 2317 7133
Fax : 852 – 2314 8724

Bangkok

18th Floor, B.U.I. Building
177/1, Soi Anumamrachathon 1,
Surawongse Road, Bangrak,
Bangkok, 10500 Thailand.
Tel : 662 – 634 7240
Fax : 662 – 634 7217

India

New Delhi
Star Cruises
610-611A, International Trade Tower,
Nehru Place, New Delhi,
110019 India
Tel : (9111) – 644 7810
Fax : (9111) – 644 7813

Mumbai
Star Cruises
1118, 11th Floor,
Maher Chamhers 5, Nariman Point,
Munbari,
400021 India
Tel : (9122) – 284 0383
Fax : (9122) – 281 8369

Exemption No. 82-3229

◦ ANALYSIS OF SHAREHOLDINGS ◦

As At 28 April 2003

Class of Shares : Ordinary shares of 50 sen each
Voting Rights : One vote per share

Size of Holdings	No. of Shareholders	% of Shareholders	No.of Shares	% of Issued Capital
Less than 100	1,697	7.18	4,404	-
100 - 1,000	9,072	38.37	8,861,416	0.81
1,001 - 10,000	10,333	43.71	39,098,381	3.58
10,001 - 100,000	1,982	8.38	59,699,142	5.47
100,001 to less than 5% of issued shares	553	2.34	434,179,991	39.77
5% and above of issued shares	5	0.02	550,000,000	50.37
Total	**23,642**	**100.00**	**1,091,843,334**	**100.00**

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
1. Genting Berhad	110,000,000	10.07
2. Genting Berhad	110,000,000	10.07
3. Genting Berhad	110,000,000	10.07
4. Genting Berhad	110,000,000	10.07
5. Genting Berhad	110,000,000	10.07
6. Genting Berhad	20,700,000	1.90
7. Genting Berhad	19,948,000	1.83
8. Malaysia Nominees (Tempatan) Sendirian Berhad *Great Eastern Life Assurance (Malaysia) Berhad (PAR 1)*	13,751,670	1.26
9. UOBM Nominees (Asing) Sdn Bhd *United Overseas Bank Nominees (H.K.) Limited for Wang Tak Company Limited (UOBNHK A681)*	11,935,000	1.09
10. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzelier for Asia Investment Corporation (B.V.I)*	10,860,000	1.00
11. Genting Berhad	10,766,000	0.99
12. Cartaban Nominees (Asing) Sdn Bhd *SSBT Fund GB01 for Harbor International Fund*	9,600,000	0.88
13. HSBC Nominees (Asing) Sdn Bhd *BNY Brussels for the Great Eastern Life Assurance Co Ltd*	8,717,000	0.80
14. Genting Berhad	8,500,000	0.78
15. HSBC Nominees (Asing) Sdn Bhd *Emerging Markets Growth Fund*	8,307,000	0.76
16. Genting Berhad	8,000,000	0.73
17. HSBC Nominees (Asing) Sdn Bhd *Abu Dhabi Investment Authority*	6,919,276	0.63
18. Cartaban Nominees (Asing) Sdn Bhd *Credit Suisse Singapore for Wang Tak Company Limited*	6,891,000	0.63
19. HSBC Nominees (Asing) Sdn Bhd *IBJ Bank & Trust Company for the Schroder Pacific Emerging Markets Fund*	4,895,500	0.45
20. HSBC Nominees (Asing) Sdn Bhd *MTDL for Overseas Larger Companies Trust*	4,399,000	0.40
21. HSBC Nominees (Asing) Sdn Bhd *BOB HK for the Overlook Partners Fund L P*	4,268,000	0.39
22. HSBC Nominees (Asing) Sdn Bhd *JPMCB for Fleming Flagship Asian Opportunities Fund*	4,029,000	0.37
23. HSBC Nominees (Asing) Sdn Bhd *HSBC Guyerzeller for Helsingfors Investments*	3,830,000	0.35
24. HSBC Nominees (Asing) Sdn Bhd *Mineworkers' Pension Fund*	3,785,600	0.35

ANALYSIS OF SHAREHOLDINGS

As At 28 April 2003 (Cont'd)

THIRTY (30) LARGEST SECURITIES ACCOUNT HOLDERS AS PER RECORD OF DEPOSITORS (Cont'd)
(Without aggregating the securities from different securities accounts belonging to the same depositor)

Name	No. of Shares	% of Issued Capital
25. Amanah Raya Nominees (Tempatan) Sdn Bhd *Public Growth Fund*	3,590,000	0.33
26. Citicorp Nominees (Asing) Sdn Bhd *CB LUX for the Batterymarch Global Emerging Markets Fund*	3,537,000	0.33
27. HSBC Nominees (Asing) Sdn Bhd *T. Rowe Price Trust Company, International Common Trust Fund*	3,344,000	0.31
28. HSBC Nominees (Asing) Sdn Bhd *TNTC for Government of Singapore Investment Corporation Pte Ltd*	3,203,000	0.29
29. HSBC Nominees (Asing) Sdn Bhd *Universities Superannuation Scheme Limited*	3,114,000	0.29
30. HSBC Nominees (Asing) Sdn Bhd *Coal Staff Superannuation Scheme Trustees Limited*	3,098,400	0.28
Total	**739,988,446**	**67.77**

SUBSTANTIAL SHAREHOLDERS AS PER REGISTER OF SUBSTANTIAL SHAREHOLDERS
As at 28 April 2003

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
(a) Genting Berhad	620,018,000	56.79	-	-
(b) Kien Huat Realty Sdn Bhd	-	-	620,257,786	56.81
(c) Parkview Management Sdn Bhd	-	-	620,257,786	56.81

Notes:

(b) Deemed interested through its subsidiary (Tinehay Holdings Limited) and Genting Berhad ("Genting")

(c) Deemed interested through a subsidiary of Kien Huat Realty Sdn Bhd (Tinehay Holdings Limited) and Genting

◦ ANALYSIS OF SHAREHOLDINGS ◦

As At 28 April 2003 (Cont'd)

DIRECTORS' SHAREHOLDINGS AS PER REGISTER OF DIRECTORS' SHAREHOLDINGS
As At 28 April 2003

INTEREST IN THE COMPANY

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tun Mohammed Hanif bin Omar	1,000	0.0001	-	-
Tan Sri Lim Kok Thay	50,000	0.0046	-	-
Tan Sri Alwi Jantan	5,000	0.0005	-	-
Mr Quah Chek Tin	1,000	0.0001	-	-

INTEREST IN RELATED CORPORATIONS

Genting Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	6,681,000	0.94855	-	-
Tun Mohammed Hanif bin Omar	200	0.00003	-	-
Tan Sri Lim Kok Thay	3,433,800	0.48752	11,523,996*	1.63614
Mr Quah Chek Tin	1,000	0.00014	-	-

Note:
* Deemed interested through Time Life Equity Sdn Bhd.

Asiatic Development Berhad

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	437,500	0.0590	-	-
Tan Sri Lim Kok Thay	144,000	0.0194	-	-
Dato' Siew Nim Chee	10,000	0.0013	-	-

Genting Centre of Excellence Sdn Bhd

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Alwi Jantan	60,000	30.0	-	-

Genting International PLC

Name	No. of Shares			
	Direct Interest	% of Issued Capital	Deemed Interest	% of Issued Capital
Tan Sri Lim Goh Tong	1,832,468	0.1291	-	-
Mr Justin Tan Wah Joo	170,000	0.0120	-	-

AMERICAN DEPOSITORY RECEIPTS - LEVEL 1 PROGRAMME

The Company's American Depository Receipts ("ADR") Level 1 Programme commenced trading in the U.S. over-the-counter market on 8 June 1992. Under the ADR Programme, a maximum of 27 million ordinary shares of RM0.50 each representing approximately 2.5% of the total issued and paid-up share capital of the Company will be traded in ADRs. Each ADR represents 5 ordinary shares of the Company. Citibank, N.A., New York as the Depository Bank has appointed Citibank Berhad, Kuala Lumpur as its sole custodian of the shares of the Company for the ADR Programme. As at 31 March 2003 there were 219,262 ADRs outstanding representing 1,096,310 ordinary shares of RM0.50 each of the Company which have been deposited with the sole custodian for the ADR Programme.



RESORTS WORLD BHD

(58019-U)

Form of Proxy

(Before completing the form please refer to the notes overleaf)

"A" I/We ______________________________
(FULL NAME IN BLOCK CAPITALS)

of ______________________________
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

____
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him ______________________________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our first proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26 June, 2003 at 2.30 p.m. and at any adjournment thereof.

"B" Where it is desired to appoint a second proxy this section must also be completed, otherwise it should be deleted.

I/We ______________________________
(FULL NAME IN BLOCK CAPITALS)

of ______________________________
(ADDRESS)

being a member of RESORTS WORLD BHD hereby appoint

____
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him ______________________________
(FULL NAME)

of ______________________________
(ADDRESS)

or failing him, *the CHAIRMAN OF THE MEETING as *my/our second proxy to attend and vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on Thursday, 26 June, 2003 at 2.30 p.m. and at any adjournment thereof.

The proportions of my/our holding to be represented by my/our proxies are as follows :

First Proxy "A"	%
Second Proxy "B"	%
	100%

In case of a vote taken by a show of hands *First Proxy "A"/ Second Proxy "B" shall vote on my/our behalf.

My/our proxies shall vote as follows:-

ORDINARY RESOLUTION		First Proxy "A"		Second Proxy "B"	
		For	Against	For	Against
To receive and adopt the Audited Financial Statements	Resolution 1				
To sanction the declaration of a final dividend	Resolution 2				
To approve Directors' fees	Resolution 3				
To re-elect Directors:					
i) Tun Mohammed Hanif bin Omar	Resolution 4				
ii) Tan Sri Alwi Jantan	Resolution 5				
iii) Tan Sri Clifford Francis Herbert	Resolution 6				
iv) Mr Quah Chek Tin	Resolution 7				
To re-appoint the following Directors in accordance with Section 129 of the Companies Act, 1965:					
i) Tan Sri Lim Goh Tong	Resolution 8				
ii) Dato' Siew Nim Chee	Resolution 9				
To re-appoint Auditors	Resolution 10				

(Please indicate with an "X" in the spaces provided how you wish your votes to be cast. If you do not do so, the proxy/proxies will vote or abstain from voting at his/their discretion.)

Signed this ______________ day of ______________ 2003

No. of Shares held	

____
Signature of Member

* Delete if inapplicable

NOTES

A member entitled to attend and vote at this meeting is entitled to appoint a proxy or proxies (but not more than two) to attend and vote instead of him. A proxy need not be a member of the Company but in accordance with Section 149 of the Companies Act, 1965, a member shall not be entitled to appoint a person who is not a member of the Company as his proxy unless that person is an advocate, an approved company auditor or a person approved by the Registrar of Companies in a particular case. Where a member appoints two proxies, the appointments shall be invalid unless he specifies the proportions of his holding to be represented by each proxy. The instrument appointing a proxy must be deposited at the Registered Office of the Company not less than 48 hours before the time set for holding the meeting or at any adjournment thereof.

In the case of a corporation, this form must be either under seal or signed by a duly authorised officer or attorney.